   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 20, 1994.

                                                  REGISTRATION NO. 33-53483
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                         LYONDELL PETROCHEMICAL COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                               95-4160558
      (STATE OR OTHER JURISDICTION                  (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)              IDENTIFICATION NO.)

                              1221 MCKINNEY STREET
                        SUITE 1600, HOUSTON, TEXAS 77002
                                 (713) 652-7200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               GERALD A. O'BRIEN
                              1221 MCKINNEY STREET
                        SUITE 1600, HOUSTON, TEXAS 77002
                                 (713) 652-7200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

      DIANA M. HUDSON           KERRY A. GALVIN            JOHN W. WHITE
  MAYOR, DAY, CALDWELL &    LYONDELL PETROCHEMICAL    CRAVATH, SWAINE & MOORE
      KEETON, L.L.P.                COMPANY              WORLDWIDE PLAZA,
       700 LOUISIANA         1221 MCKINNEY STREET,       825 EIGHTH AVENUE
   HOUSTON, TEXAS 77002           SUITE 1600         NEW YORK, NEW YORK 10019-
      (713) 225-7000         HOUSTON, TEXAS 77002              7415
                                (713) 652-7200            (212) 474-1000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]



















  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8 (A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         LYONDELL PETROCHEMICAL COMPANY

                             CROSS REFERENCE SHEET
                  PURSUANT TO ITEM 501(B) OF REGISTRATION S-K

   FORM S-3 ITEM NUMBER AND HEADING            PROSPECTUS CAPTION OR PAGE
   --------------------------------            --------------------------
    1. Forepart of the Registration
        Statement and Outside Front    Cover Pages of Registration Statement and
        Cover Page of Prospectus....    Prospectus
    2. Inside Front and Outside Back
        Cover Pages of Prospectus...   Inside Front and Outside Back Cover Pages
                                        of Prospectus
    3. Summary Information, Risk
        Factors and Ratio of           Prospectus Summary; Certain Investment
        Earnings to Fixed Charges...    Considerations
    4. Use of Proceeds..............   *
    5. Determination of Offering       *
        Price.......................
    6. Dilution.....................   *
    7. Selling Security Holders.....   Security Ownership by ARCO
    8. Plan of Distribution.........   Plan of Distribution
    9. Description of Securities to    Cover Page of Prospectus; Capitalization;
        be Registered...............    Description of Capital Stock
   10. Interests of Named Experts      Certain Legal Matters; Experts
        and Counsel.................
   11. Material Changes.............   *
   12. Incorporation of Certain
        Information by Reference....   Incorporation of Certain Documents by
                                        Reference
   13. Disclosure of Commission        *
        Position on Indemnification
        for Securities Act
        Liabilities.................

- --------
* Item is omitted either because it is inapplicable or the answer thereto is negative.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                                 APPENDIX A

                 SUBJECT TO COMPLETION, DATED MAY 20, 1994

                               35,000,000 SHARES

                                      LOGO

                                  COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)

                                  -----------

  This Prospectus relates to 35,000,000 shares of common stock, par value $1.00 per share (the "Common Stock"), of Lyondell Petrochemical Company (the "Company"), which may be delivered by Atlantic Richfield Company ("ARCO"), at
its option, pursuant to the terms of the   % Exchangeable Notes due       ,
1997 (the "Exchangeable Notes") of ARCO. This Prospectus is Appendix A to both a U.S. prospectus of ARCO covering the sale of 30,000,000 Exchangeable Notes and an international prospectus of ARCO covering the sale of 5,000,000 Exchangeable Notes. The Company will not receive any of the proceeds from the sale of the Exchangeable Notes or the delivery thereunder of shares of Common Stock covered hereby.

  ARCO has granted the underwriters of the Exchangeable Notes a 30-day option to purchase up to an additional 4,921,400 Exchangeable Notes, which may be exchangeable at their maturity for additional shares of Common Stock. Such option has been granted solely to cover over-allotments, if any.

  SEE "CERTAIN INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  The Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "LYO." On May 18, 1994, the last reported sale price of Common Stock on the NYSE Composite Tape was $25.375 per share. See "Price Range of Common Stock and Dividends."

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
   IS A CRIMINAL OFFENSE.

                                  -----------

                 The date of this Prospectus is         , 1994.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Company's registration statements, reports, proxy statements and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  This Prospectus, which constitutes a part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the year ended December 31, 1993 ("1993 Form 10-K Report") and the Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 are incorporated herein by reference.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference) will be provided without charge to each person who receives a copy of this Prospectus upon request to the Company, 1221 McKinney Street, Suite 1600, Houston, Texas 77002, Attention: Assistant Secretary (telephone: (713) 652-7200).

  The Company is incorporated in Delaware, and its executive offices are located at 1221 McKinney Street, Suite 1600, Houston, Texas 77002 (telephone:
(713) 652-7200).

  THE COMPANY HAS BEEN ADVISED THAT IN CONNECTION WITH THE OFFERING OF THE EXCHANGEABLE NOTES BY ARCO, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE EXCHANGEABLE NOTES OR THE COMMON STOCK OF THE COMPANY, OR EACH OF THEM, AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in connection with, the more detailed information and the consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus as well as the information incorporated herein by reference. Unless otherwise indicated or required by context, references to "Lyondell" or the "Company" include its consolidated subsidiaries.

COMPANY OVERVIEW

  Lyondell Petrochemical Company ("Lyondell" or the "Company") is a leading manufacturer and marketer of petrochemicals and, through its interest in LYONDELL-CITGO Refining Company Ltd. ("LCR"), of refined petroleum products. The Company's corporate headquarters and manufacturing facilities are located in the Houston, Texas area.

  The Company produces a wide variety of petrochemicals, including olefins (primarily ethylene, propylene and butadiene), polyolefins (low density polyethylene and polypropylene), methanol, MTBE (methyl tertiary butyl ether) and aromatics. Lyondell is the largest domestic merchant marketer of ethylene and propylene, with rated production capacities of 3.6 and 2.1 billion pounds per year, respectively. Lyondell's petrochemical products are primarily commodity chemicals that are sold to customers for use in the manufacture of chemicals, plastics and other synthetic materials. These materials are used, in turn, to produce a wide variety of consumer goods and industrial products.

  The Company's refining business is conducted through its approximate 90 percent interest in LCR, which operates a 265,000 barrels per day refinery (the "Refinery"). LCR sells the majority of the gasoline, jet fuel and heating oil it produces to CITGO Petroleum Corporation ("CITGO"), which currently has an approximate 10 percent interest in LCR. LCR also produces fuel oil and aromatics, as well as lubricants for the transportation, oil drilling and food processing industries.

LYONDELL'S STRATEGY

  Lyondell's management believes that the best means to create value for its stockholders is to maximize free cash flow over the long term. Lyondell's strategy is to achieve the lowest possible costs and the highest degree of operational flexibility in order to capture the benefits of cyclical upturns in its businesses and to minimize the impact of downturns. The following are the key elements of the Company's strategy to achieve superior performance throughout the business cycle:

. LOW COSTS AND UNIQUE OPERATING FLEXIBILITY IN PETROCHEMICALS

    Management believes that Lyondell's cost to produce ethylene is the lowest in the United States and that its olefins plants are the most flexible in the industry. In order to enhance the Company's low cost position, management strives to quickly identify and capitalize on opportunities to use its operating and organizational flexibility, including the ability to recover and upgrade by-products and to optimize integration of its facilities. Lyondell is the only ethylene producer with the flexibility to process from 100 percent petroleum liquids feedstocks (including heavy liquids) to 90 percent natural gas liquids feedstocks as market conditions change. Lyondell also has a unique ability to vary the production ratios of ethylene and propylene in order to capture more profitable market opportunities through its product flexibility unit, which converts ethylene and other light hydrocarbons into propylene. After a doubling of capacity in 1993, this unit is designed to produce up to one billion pounds of propylene per year.

    High productivity, lean staffing and a participative management style also are key to the Company's low operating costs. Industry studies show that Lyondell's olefins plants have the highest production per plant-level employee in the industry. Lyondell's lean staff levels and minimal expenses have resulted in a five-year average for annual selling, general and administrative expenses (which exclude certain distribution costs) of 2.4 percent of sales, which management believes is among the lowest in the industry.

. ENHANCING THE VALUE OF THE REFINING BUSINESS

    Management believes the Company has significantly improved the outlook for its refining business through a mutually advantageous arrangement with CITGO and other affiliates of the Venezuelan national oil company, Petroleos de Venezuela, S.A. ("PDVSA"), entered into in 1993.

    A crude oil supply agreement (the "Crude Supply Agreement") provides LCR with a 25-year supply of Venezuelan crude oil under a pricing formula that incorporates market prices for refined products as well as deemed yields, deemed operating costs and deemed margins. The Crude Supply Agreement is expected to significantly diminish the impact of market volatility on the refining business and stabilize its cash flow at attractive levels relative to historic performance. Under this arrangement, LCR currently is processing approximately 130,000 barrels per day of heavy crude oil, and upon successful completion of the upgrade project discussed below is expected to process approximately 200,000 barrels per day of very heavy crude oil.

    LCR is undertaking a major upgrade project to create a world-class facility capable of refining very heavy grades of crude oil into valuable light products, including reformulated gasoline and low-sulfur diesel. Completion of the upgrade project is anticipated in late 1996 or early 1997. CITGO has entered into a long-term agreement to purchase the upgraded Refinery's gasoline, jet fuel, heating oil and low-sulfur diesel at market-based prices.

    In 1993, CITGO contributed $100 million to LCR for on-going capital projects other than the Refinery upgrade project, giving CITGO an approximate 10 percent interest in LCR. The arrangement with CITGO provides that the Refinery upgrade project will be funded primarily by additional CITGO equity contributions and LCR borrowings, with CITGO funding all interest and fees for the borrowings prior to completion. Upon completion of the upgrade project, when it receives credit for its project-related contributions, CITGO's interest in LCR will increase to approximately 35 percent. CITGO also has a one-time option following completion of the upgrade to make an additional contribution to LCR in order to increase its interest up to 50 percent.

. DISCIPLINED CAPITAL SPENDING

    The Company's discretionary capital spending strategy focuses on high-return projects that enhance manufacturing efficiency, increase production volume, upgrade product streams or achieve lower operating costs. For example, through a low cost debottleneck project in 1989 the Company increased its ethylene capacity from 2.8 to 3.6 billion pounds per year. Lyondell continues to develop and review both internal and external opportunities to enhance the value of the Company's business through increased cash flow. Examples of this approach are the Company's 1990 acquisition of its polyolefins business and polymers facility, which enhanced its petrochemicals business, and the LCR transaction, which is improving its refining business.
                                ----------------

  Through the strategy described above, Lyondell expects to maximize cash flow throughout the business cycle by emphasizing low operating costs, high operating flexibility and stable refining margins. Specifically, management expects refining operations to generate relatively stable cash flow, while the Company's large petrochemical capacity positions Lyondell to capture higher cash flows when the petrochemical cycle improves.

                             SUMMARY FINANCIAL DATA

                                           AS OF OR FOR
                         --------------------------------------------------------
                         THREE MONTHS
                             ENDED
                           MARCH 31,          YEAR ENDED DECEMBER 31,
                         --------------  ----------------------------------------
                          1994    1993    1993    1992    1991    1990      1989
                         ------  ------  ------  ------  ------  ------    ------
                          (UNAUDITED)
                         (IN MILLIONS, EXCEPT PER SHARE AND CERTAIN OTHER
                                              DATA)
INCOME STATEMENT DATA:
 Sales and other
  operating revenues.... $  824  $1,065  $3,850  $4,809  $5,735  $6,499    $5,361
 Cost of sales..........    736   1,029   3,627   4,578   5,210   5,777     4,640
 Selling, general and
  administrative
  expenses..............     34      29     130     127     126     121       108
                         ------  ------  ------  ------  ------  ------    ------
 Operating income.......     54       7      93     104     399     601       613
 Net interest expense...    (17)    (17)    (72)    (69)    (60)    (64)      (57)
 Minority interest......     (3)     --      (5)     --      --      --        --
 Income tax (provision)
  benefit...............    (12)      2     (12)     (9)   (117)   (181)     (182)
                         ------  ------  ------  ------  ------  ------    ------
 Income (loss) before
  cumulative effect of
  accounting changes....     22      (8)      4      26     222     356       374
 Cumulative effect of
  accounting changes(1).     --      22      22     (10)     --      --        --
                         ------  ------  ------  ------  ------  ------    ------
 Net income............. $   22  $   14  $   26  $   16  $  222  $  356    $  374
                         ======  ======  ======  ======  ======  ======    ======
 Net income (loss) per
  common share:
   Before cumulative
    effect of accounting
    changes............. $  .27  $ (.09) $  .06  $  .32  $ 2.78  $ 4.45    $ 4.67
   From cumulative
    effect of accounting
    changes.............     --     .27     .27    (.12)     --      --        --
                         ------  ------  ------  ------  ------  ------    ------
   Net income........... $  .27  $  .18  $  .33  $  .20  $ 2.78  $ 4.45    $ 4.67
                         ======  ======  ======  ======  ======  ======    ======
BALANCE SHEET DATA:
 Cash, restricted cash
  and short-term
  investments(2)........ $  103  $   60  $  119  $  121  $  307  $  127    $  245
 Working capital........    229     176     224     223     375     238       367
 Property, plant and
  equipment, net........    676     627     655     623     569     568       455
 Total assets...........  1,270   1,181   1,231   1,215   1,479   1,372     1,267
 Long-term debt,
  excluding current
  portion...............    717     722     717     725     554     471       500
 Capitalized lease
  obligations, less
  current portion.......     --      --      --      --     156     187       214
 Common stockholders'
  equity (deficit)......    (84)    (28)    (88)     (6)    122      38         9
OTHER DATA:
 Capital expenditures... $   32  $   15  $   69  $   97  $   43  $  145    $  176
 Depreciation and
  amortization(1).......     15      14      58      39      39      31        19
 Cash flow provided by
  operating activities..     29       9      84     108     270     386       538
 Distribution to ARCO...     --      --      --      --      --      --       500
 Dividends per share.... $ .225  $  .45  $ 1.35  $ 1.80  $ 1.75  $ 4.10(3) $ 1.20
                         ======  ======  ======  ======  ======  ======    ======
 Ethylene, propylene and
  polymers sales
  (million pounds)......  1,503   1,307   5,366   5,785   6,000   6,373     5,048
 Refined product sales
  average per day
  (thousand barrels)....    239     296     263     277     288     301       298

- --------
(1) See Note 4 of "Notes to Consolidated Financial Statements."
(2) As of March 31, 1994 and December 31, 1993, $46 million and $73 million of cash and $22 million and $6 million of short-term investments, respectively, were restricted for use in LCR capital projects and other expenditures as determined by the LCR owners.
(3) Includes a $2.50 per share special dividend paid in the first quarter of 1990.

                       CERTAIN INVESTMENT CONSIDERATIONS

  Prospective investors should carefully consider the specific factors set forth below as well as the other information contained in this Prospectus and the information incorporated herein by reference.

IMPACT OF THE EXCHANGEABLE NOTES ON THE MARKET FOR LYONDELL COMMON STOCK

  It is not possible to accurately predict how or whether the  % Exchangeable
Notes due            , 1997 (the "Exchangeable Notes") of Atlantic Richfield
Company ("ARCO") will trade in the secondary market or whether such market will be liquid. Any market that develops for the Exchangeable Notes is likely to influence, and be influenced by, the market for the common stock, par value $1.00 per share (the "Common Stock"), of Lyondell Petrochemical Company ("Lyondell" or the "Company"). For example, the price of the Common Stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Common Stock at the maturity of the Exchangeable Notes, by possible sales of Common Stock by investors who view the Exchangeable Notes as a more attractive means of equity participation in Lyondell and by hedging or arbitrage trading activity that may develop involving the Exchangeable Notes and Common Stock.

CYCLICALITY AND VOLATILITY OF EARNINGS

  The Company's historical operating results reflect the cyclical and volatile nature of both the petrochemical and refining industries. Both industries are mature and capital intensive, and industry margins are sensitive to supply and demand cycles. As a result, the Company's earnings may be subject to significant fluctuations. In general, external factors beyond the Company's control, such as general economic conditions, competition, international events and circumstances and governmental regulation, can cause volatility in crude oil and other feedstock prices, as well as fluctuations in product prices, volumes, and margins and can magnify the impact of economic cycles on the Company's businesses.

UNCERTAIN PETROCHEMICAL INDUSTRY OUTLOOK

  The petrochemical industry historically has experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of substantial capacity additions resulting in oversupply and declining prices and margins. For example, during the mid 1980s, olefins capacity increases did not keep pace with demand and by the 1987-1988 period domestic producers were operating at high capacity utilization rates and prices and margins had increased substantially. The high profitability experienced by the ethylene industry during this period peaked in early 1989. As a result of a downturn in general economic conditions experienced in the late 1980s, the rate of growth in U.S. demand slowed, which in turn had an adverse effect on ethylene margins. In addition, increased olefins and polyolefins capacity in the Far East, as well as increased export sales from Europe and the Middle East to the Far East, adversely affected net U.S. export sales of polyolefins and, therefore, ethylene margins. As a consequence, since 1990, the olefins industry, including the Company, has experienced an overcapacity condition that has resulted in lower average selling prices and low profit margins. Two new ethylene plants, along with other announced plant expansions, with an aggregate capacity of approximately four billion pounds per year (approximately 8.6 percent of current capacity), currently are scheduled to commence operations in the U.S. prior to December 1995. There can be no assurance that future growth in demand for ethylene and its by-products will be sufficient to utilize current and anticipated capacity. Excess capacity, to the extent it occurs, may depress volumes and margins. Furthermore, there can be no assurance that future conditions will not be aggravated by unanticipated industry capacity additions.

COMPETITION; RELIANCE ON MERCHANT MARKET

  Both the petrochemical and refining industries in which the Company operates are highly competitive. Many of the Company's competitors, particularly in petrochemicals, are larger and have greater financial resources than the Company. Among Lyondell's petrochemical competitors are some of the world's largest chemical companies. In the last several years, there have been a number of mergers, acquisitions and spin-offs in the petrochemical industry. This restructuring activity may result in fewer but more competitive producers with greater financial resources than the Company.

  As a producer of olefins primarily for the merchant market, Lyondell may experience greater variations in its sales volumes and profitability when industry supply and demand relationships are at extremes in comparison to more integrated competitors, i.e., those with a higher proportion of captive demand for olefins derivatives production. Among the refining competitors of LYONDELL-CITGO Refining Company Ltd. ("LCR") are major integrated petroleum companies that have their own raw material resources and, in many cases, downstream markets, both of which tend to decrease the impact of business cycles on these competitors' sales volumes and profitability.

LCR TRANSACTION AND REFINERY UPGRADE PROJECT

  REFINERY UPGRADE PROJECT COST AND POTENTIAL DELAYS. The ultimate cost to LCR of the upgrade project at its refinery (the "Refinery") will have a significant impact on the value to the Company of the LCR transaction with CITGO Petroleum Corporation ("CITGO"). The cost of the upgrade project based on preliminary engineering, was initially estimated to be approximately $800 million. Preliminary engineering, or "scoping quality" estimates, are generally regarded as valid within a range of plus or minus 30 percent of the ultimate installed costs, assuming no significant changes to the scope of a project. LCR is currently in the process of preparing definitive engineering, which includes several enhancements that LCR's management believes will increase the upgraded Refinery's profitability. Although this engineering is not sufficiently developed to permit a formal update of the estimate, LCR's management currently believes that, when updated later this year, the estimated cost of the upgrade project will be higher than $800 million, although not in excess of the range of the original estimate. The final cost of the project will be influenced by numerous factors, many of which are beyond LCR's control, including the timing and terms of necessary construction, operating and regulatory permits, as well as construction schedule delays whether caused by adverse weather conditions, material shortages, labor disputes or otherwise. In addition, there can be no assurance that LCR will be able to obtain the numerous required regulatory and environmental approvals, or that this process will not result in unanticipated delays.

  FINANCING OF REFINERY UPGRADE PROJECT AND POTENTIAL LIMITATIONS ON LCR DISTRIBUTIONS. A significant portion of the funds for the Refinery upgrade project are to be provided pursuant to CITGO's contractual commitments to LCR as well as by financing at the LCR level. To the extent that LCR cannot obtain financing for its share of costs, CITGO and the Company each will fund one half of the cost of the upgrade project in excess of $300 million. See "The Company--Refining--LCR Transaction." There can be no assurance that CITGO will meet its remaining funding obligations or that LCR will be able to obtain either construction loans or any other financing of sufficient magnitude or on terms acceptable to it or to the Company and CITGO. The failure to obtain such funding or loans could delay or decrease the scope of the Refinery upgrade project, require the Company to loan or contribute additional amounts to LCR or to guarantee its borrowings, and affect the repayment by LCR of Company loans. The Company's ability to make contributions to LCR may, under certain circumstances, be restricted by the Company's $400 million credit facility. In addition, the existence of significant levels of financing at the LCR level and the terms of the related financing agreements could restrict LCR's ability to make cash distributions or otherwise impair the financial flexibility of the Company, including its ability to obtain additional financing or to renew its existing long-term debt. In addition, LCR may enter into other financing arrangements following the completion of the upgrade project.

  CRUDE SUPPLY AGREEMENT. The pricing of the crude oil purchased by LCR under the crude supply agreement (the "Crude Supply Agreement") is based upon published market prices of refined products, deemed yields, deemed operating costs and deemed margins. If the actual yields, costs or volumes differ substantially from those contemplated by the Crude Supply Agreement, the benefits of this agreement to LCR could be substantially diminished, and it could result in lower earnings and cash flow. Furthermore, there may be periods during which LCR's costs for crude oil under the Crude Supply Agreement may be higher than might otherwise be available to LCR from other sources.

  The supplier of crude oil under the Crude Supply Agreement is Lagoven, S.A. ("Lagoven"), which like CITGO is a subsidiary of Petroleos de Venezuela, S.A. ("PDVSA"), the Venezuelan national oil company. There are risks associated with enforcing the provisions of contracts with companies such as Lagoven that are non-United States affiliates of a sovereign nation. It is impossible to predict how governmental policies may change under the current or any subsequent Venezuelan government. In addition, there are risks associated with enforcing judgments of United States courts against entities whose assets may be located outside of the United States and whose management does not reside in the United States. Although the parties have negotiated alternative arrangements in the event of certain force majeure conditions, including governmental or other actions restricting or otherwise limiting Lagoven's ability to perform its obligations, any such alternative arrangements may not be as beneficial as the Crude Supply Agreement. In the event that CITGO transfers its interest in LCR to an unaffiliated third party after the completion of the Refinery upgrade project, Lagoven has an option to terminate the Crude Supply Agreement. Depending on then current market conditions, breach or termination of the Crude Supply Agreement could adversely affect the Company. There can be no assurance that alternative crude oils with similar margins would be available for purchase by LCR. Furthermore, the breach or termination of the Crude Supply Agreement would require LCR to return to the practice of purchasing all of its crude oil feedstocks in the merchant market and would again subject LCR to significant volatility and price fluctuations.

  HEAVY CRUDE OIL PROCESSING. The heavy (22 degree API gravity) Venezuelan crude oil currently being processed by LCR under the Crude Supply Agreement contains high levels of heavy metals, naphthenic acids, sulfur and residual fuels, which make it more difficult to process than lighter, sweeter crude oils. The Refinery began processing Venezuelan crude oil in the third quarter of 1992. Although the Company and LCR have made significant progress in identifying and overcoming obstacles inherent in processing high volumes of heavy Venezuelan crude oil, unplanned shutdowns of two units were necessary during 1993 to address limitations and improve processing efficiency. There can be no assurance that there will not be additional operational interruptions or that the current processing of approximately 130,000 barrels per day of Venezuelan crude oil can be sustained. See "The Company--Refining-- LCR Transaction."

  The design of the Refinery upgrade project is based on proven technology and is intended to result in the processing of 200,000 barrels per day of very heavy (17 degree API gravity) Venezuelan crude oil after completion of the project, which is currently expected in late 1996 or early 1997. To the Company's knowledge, no refinery has previously processed this quantity of 17 degree API gravity crude oil. Although the Company does not presently anticipate such developments, the design, construction, start up and testing of the upgrade project are subject to all of the risks of and the consequential expenses related to such matters as design errors, construction accidents, fires, explosions and similar events that can potentially affect large complex manufacturing projects built within substantial existing refining, petrochemical or other manufacturing plant sites. In addition, there can be no assurance that the anticipated post-upgrade processing of very heavy (rather than heavy) Venezuelan crude oil will not require significant additional design or operational modifications. Furthermore, unanticipated difficulties in eventually achieving the designed processing capability of the upgraded Refinery may under certain circumstances result in LCR not being able to satisfy its minimum processing requirements under the Crude Supply Agreement. As a consequence, LCR would be required to renegotiate or obtain other contractual relief with respect to these minimum requirements. Any such risks, modifications or delays could result in significantly increased costs for the project or negatively affect LCR's operating results.

FINANCING RISKS; POTENTIAL DILUTION

  To the extent that the Company requires additional financing, whether to pursue an expansion, acquisition or other enhancement of its business, or for other purposes, the primary sources for such financing will be the Company's internal cash flow, additional debt or equity financing or a combination thereof. There can be no assurance that any such debt or equity financing can be obtained on terms acceptable to the Company. In addition, the existence of financing at the LCR level could impair the financial flexibility of the Company. To the extent the Company finances such activities through the issuance of additional equity securities, the equity interests of its holders of Common Stock could be substantially diluted. In addition, the Company's $400 million credit facility may restrict under certain circumstances the Company's ability to incur additional indebtedness. See "Financial Matters--Long-Term Debt and Financing Arrangements."

OPERATING RISKS

  Lyondell has two major operating facilities, the petrochemical complex in Channelview, Texas (the "Channelview Complex") and the Refinery, and the loss or shutdown over an extended period of operations at either such facility would have a material adverse effect on the Company. The Company's operations are subject to the usual hazards associated with petrochemical manufacturing, petroleum refining, and the related storage (including in underground salt domes) and transportation of feedstocks and products, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure, unscheduled downtime, transportation interruptions, oil and chemical spills, discharges or releases of toxic substances or gases, storage tank leaks, and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations. The Company maintains property, business interruption and casualty insurance which it believes is in accordance with customary industry practices, but it is not fully insured against all potential hazards incident to its business.

ENVIRONMENTAL AND OTHER GOVERNMENT REGULATIONS

  The Company's operations are subject to extensive environmental, health and safety laws and regulations promulgated by federal, state and local governments. Many of these laws and regulations provide for substantial fines and criminal sanctions for violations. The nature of the petrochemical and refining industries exposes the Company to risks of liability due to the production, storage, transportation and sale of materials that can cause contamination or personal injury if released into the environment. In addition, environmental laws may have a significant effect on the nature and scope of cleanup of contamination at operating facilities and the costs of transportation and storage of feedstocks and finished products. The Company believes that its business, operations and facilities have been and are being operated in compliance in all material respects with all such applicable laws and regulations. However, the operation of any petrochemical and refining business entails risks in this area, and there can be no assurance that material costs or liabilities will not be incurred.

  Lyondell expects that the nature of its businesses will continue to subject the Company to increasingly stringent environmental and other regulatory standards. It is difficult to predict the future development of such laws and regulations or their impact on future earnings and operations, but the Company anticipates that these standards will continue to require increased capital expenditures. In particular, the ultimate effect of the Clean Air Act on the Company's operations will depend on how the law is interpreted and implemented pursuant to regulations that are currently being developed and on additional factors such as the evolution of environmental control technologies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters" and "The Company--Environmental Matters."

  The Company's policy is to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. Estimated costs for future environmental compliance and remediation are necessarily imprecise due to such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among the responsible parties under applicable statutes. On a quarterly basis, the Company evaluates the status of all significant existing or potential environmental issues, develops or revises estimates of costs to satisfy known remediation requirements and adjusts its accruals accordingly; as of March 31, 1994, the reserve was $24 million. Based upon information presently available, the Company does not expect that such future costs will have a material adverse effect on its competitive or financial position or its ongoing results of operations. However, it is not possible to predict accurately the amount or timing of costs of any future environmental remediation requirements. Such costs could be material to future quarterly or annual results of operations. In addition, the "Superfund" statutes may impose joint and several liability for the costs of remedial investigations and actions on the entities that arranged for disposal of the wastes, the waste transporters that selected the disposal sites and the past and present owners and operators of such sites; responsible parties (or any one of them, including the Company) may be required to bear all of such costs regardless of fault, legality of the original disposal or ownership of the disposal site. In such event, the amount owed by the Company for liabilities at Superfund sites would be significantly greater.

CERTAIN RELATED PARTY MATTERS

  ARCO and its affiliates are important customers and, in some cases, suppliers of materials and services, of the Company. During 1993, for instance, the Company sold $263 million (or 17 percent of petrochemical sales) of products and services to ARCO Chemical Company, an affiliate of ARCO. Subject to the contractual agreements that are currently in place with ARCO and its affiliates, there can be no assurance that these existing business relationships will be continued unchanged after the offering of the Exchangeable Notes. ARCO has expressed its current intention as to how it will vote its shares of Lyondell Common Stock, and ARCO and Lyondell have entered into an agreement limiting certain of ARCO's rights as a stockholder of Lyondell. See "Relationship with ARCO--General" and "--Registration Rights Agreement with ARCO." Notwithstanding ARCO's current intentions and applicable contractual restrictions, there is no assurance regarding the extent to which its influence on the Company's actions and decisions will be limited.

POTENTIAL RESTRICTIONS ON DIVIDEND PAYMENTS

  In 1993, the Company decreased the amount of its regular quarterly dividend from $0.45 to $0.225 per share as a result of the Board of Directors' decision that the previous level was no longer appropriate in light of current business conditions. The future declaration and payment of dividends and the amount thereof will depend upon the Company's results of operations, financial condition, cash position and requirements, investment opportunities, future prospects and other factors deemed relevant by the Board of Directors.

  Pursuant to the terms of its $400 million unsecured credit facility (the "Credit Facility"), the Company is subject to several restrictive covenants including a restriction as to the payment of dividends. In addition, certain of the Company's debt instruments contain provisions (the "Put Rights") that provide that the holders of such debt may under certain circumstances require the Company to repurchase the debt at par. The Put Rights may be triggered by, among other things, the making of certain unearned distributions to stockholders, other than regular dividends, that are followed by a specified decline in the public ratings on such debt. Regular dividends are defined in the Company's debt instruments as those quarterly cash dividends determined in good faith by the Company's Board of Directors (whose determination is conclusive) to be appropriate in light of the Company's results of operations and capable of being sustained. See "Financial Matters--Long-Term Debt and Financing Arrangements." The Credit Facility includes restrictive covenants regarding the incurrence of additional debt, the maintenance of certain fixed charge coverage and leverage ratios and the making of contributions to LCR, as well as the payment of dividends to the extent the Company's net income after January 1, 1994 generally does not exceed, over time, dividends declared or paid after that date. As of March 31, 1994, approximately $90 million was available for the payment of dividends, and the

Company is currently in compliance with the financial and other covenants in the Credit Facility and its other debt instruments. However, if the Company were to fail to comply with any of its financial covenants, there can be no assurance that as a condition to waiving any default or otherwise providing the Company with continued access to credit, lenders would not impose certain restrictions on the Company's operations, including a requirement that the Company eliminate or severely restrict dividend payments.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is listed on the New York Stock Exchange ("NYSE") under the trading symbol "LYO." ARCO has advised the Company that, as of May 18, 1994, ARCO owned 39,921,400 shares of the Common Stock, which represented 49.9 percent of the outstanding shares.

  The reported high and low sale prices of the Common Stock based on the New York Stock Exchange Composite Tape for each quarter from January 1, 1992 through May 18, 1994, inclusive, were:

      PERIOD                                                     HIGH     LOW
      ------                                                    ------- -------
      1992
        First Quarter.......................................... $25 3/4 $22 1/8
        Second Quarter.........................................  25 7/8  21 1/8
        Third Quarter..........................................  25 5/8  21 3/8
        Fourth Quarter.........................................  25 1/2  23 1/8
      1993
        First Quarter..........................................  29 1/2  23 3/4
        Second Quarter.........................................  26 5/8    19
        Third Quarter..........................................  21 5/8  16 3/4
        Fourth Quarter.........................................  21 1/2  18 3/8
      1994
        First Quarter..........................................  23 7/8  20 5/8
        Second Quarter (through May 18)........................  25 1/2  21 1/8

  On May 18, 1994 the closing price of the Common Stock was $25.375 and there were approximately 3,000 record holders of the Common Stock.

  On May 4, 1994, the Board of Directors declared a quarterly dividend in the amount of $0.225 per share payable on June 15, 1994 to stockholders of record on May 20, 1994. During the last two full years, Lyondell has declared per share quarterly cash dividends (which were paid in the subsequent quarter) as follows:

                                 1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER
                                 ----------- ----------- ----------- -----------
      1992......................    $0.45      $0.45       $0.45       $0.45
      1993......................    $0.45      $0.225*     $0.225      $0.225

  *On July 23, 1993, the Board of Directors decreased the amount of the regular quarterly dividend from $0.45 to $0.225 per share. For a discussion of this dividend reduction, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Current Business Outlook."

  The declaration and payment of dividends is at the discretion of the Board of Directors of the Company. The future declaration and payment of dividends and the amount thereof will be dependent upon the Company's results of operations, financial condition, cash position and requirements, investment opportunities, future prospects and other factors deemed relevant by the Board of Directors.

  Subject to these considerations and to the legal considerations discussed in the following paragraph, the Company currently intends to distribute to its stockholders cash dividends on its Common Stock at a quarterly rate of $0.225 per share.

  In order to declare and pay dividends in the future, the Company's Board of Directors will have to make the determination that for purposes of the General Corporation Law of the State of Delaware (the "Delaware Law") there is a sufficient amount of surplus (the amount by which its assets exceed its liabilities and capital) or sufficient net profits at that time. In determining the amount of surplus of the Company for purposes of Delaware Law, the Company's assets, including the stock of any of its subsidiaries, may be valued by the Board of Directors at their current market value. If prior to or as a result of any future dividend the Company had a negative stockholders' equity (as is currently the case), the Company's Board of Directors would have to make the determination that, based upon its familiarity with the Company's business, prospects and financial condition, the Company's recent earnings history, an appraisal of the Company's assets and discussions with the Company's executive officers, legal department and accountants, the dividend was a permitted dividend under Delaware Law.

  For a discussion of possible restrictions on the payment of dividends, see "Certain Investment Considerations--Potential Restrictions on Dividend Payments."

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1994. This table should be read in conjunction with the historical financial statements of the Company and the related notes thereto appearing elsewhere in this Prospectus.

                                                                      MARCH 31,
                                                                        1994
                                                                      ---------
Long-term debt, excluding current portion............................   $ 717
Stockholders' equity (deficit):
  Common stock, $1 par value, 250,000,000 shares authorized,
   80,000,000 issued and outstanding(1)..............................      80
  Additional paid-in capital.........................................     158
  Accumulated deficit................................................    (322)
                                                                        -----
  Total stockholders' deficit........................................     (84)
                                                                        -----
Total capitalization.................................................   $ 633
                                                                        =====

- --------
(1) Excludes 1,464,328 shares of Common Stock issuable pursuant to outstanding employee stock options at March 31, 1994.

                            SELECTED FINANCIAL DATA

  The following selected income statement and balance sheet data for each of the five years in the period ending December 31, 1993, have been derived from financial statements audited by Coopers and Lybrand, independent accountants. Their report on the Company's financial statements as of December 31, 1993 and 1992 and for each of the three years for the period ended December 31, 1993 is included elsewhere in this Prospectus. The historical financial data set forth with respect to the Company as of and for the three months ended March 31, 1994 and 1993 have been derived from unaudited financial statements that, in the opinion of management, reflect all normal recurring adjustments necessary for a fair presentation of such data. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                          AS OF OR FOR
                         -------------------------------------------------------
                         THREE MONTHS
                         ENDED MARCH
                             31,             YEAR ENDED DECEMBER 31,
                         -------------  ----------------------------------------
                         1994    1993    1993    1992    1991    1990      1989
                         -----  ------  ------  ------  ------  ------    ------
                         (UNAUDITED)
                           (IN MILLIONS, EXCEPT PER SHARE AND CERTAIN
                                           OTHER DATA)
INCOME STATEMENT DATA:
 Sales and other
  operating revenues.... $ 824  $1,065  $3,850  $4,809  $5,735  $6,499    $5,361
 Cost of sales..........   736   1,029   3,627   4,578   5,210   5,777     4,640
 Selling, general and
  administrative
  expenses..............    34      29     130     127     126     121       108
                         -----  ------  ------  ------  ------  ------    ------
 Operating income.......    54       7      93     104     399     601       613
 Net interest expense...   (17)    (17)    (72)    (69)    (60)    (64)      (57)
 Minority Interest......    (3)     --      (5)     --      --      --        --
 Income tax (provision)
  benefit...............   (12)      2     (12)     (9)   (117)   (181)     (182)
                         -----  ------  ------  ------  ------  ------    ------
 Income (loss) before
  cumulative effect of
  accounting changes....    22      (8)      4      26     222     356       374
 Cumulative effect of
  accounting changes(1).    --      22      22     (10)     --      --        --
                         -----  ------  ------  ------  ------  ------    ------
 Net income............. $  22  $   14  $   26  $   16  $  222  $  356    $  374
                         =====  ======  ======  ======  ======  ======    ======
 Net income (loss) per
  common share:
   Before cumulative
    effect of accounting
    changes............. $ .27  $ (.09) $  .06  $  .32  $ 2.78  $ 4.45    $ 4.67
   From cumulative
    effect of accounting
    changes.............    --     .27     .27    (.12)     --      --        --
                         -----  ------  ------  ------  ------  ------    ------
   Net income........... $ .27  $  .18  $  .33  $  .20  $ 2.78  $ 4.45    $ 4.67
                         =====  ======  ======  ======  ======  ======    ======
BALANCE SHEET DATA:
 Cash, restricted cash
  and short-term
  investments(2)........ $ 103  $   60  $  119  $  121  $  307  $  127    $  245
 Working capital........   229     176     224     223     375     238       367
 Property, plant and
  equipment, net........   676     627     655     623     569     568       455
 Total assets........... 1,270   1,181   1,231   1,215   1,479   1,372     1,267
 Long-term debt,
  excluding current
  portion...............   717     722     717     725     554     471       500
 Capitalized lease
  obligations, less
  current portion.......    --      --      --      --     156     187       214
 Common stockholders'
  equity (deficit)......   (84)    (28)    (88)     (6)    122      38         9
OTHER DATA:
 Capital expenditures... $  32  $   15  $   69  $   97  $   43  $  145    $  176
 Depreciation and
  amortization(1).......    15      14      58      39      39      31        19
 Cash flow provided by
  operating activities..    29       9      84     108     270     386       538
 Distribution to ARCO...    --      --      --      --      --      --       500
 Dividends per share.... $.225  $  .45  $ 1.35  $ 1.80  $ 1.75  $ 4.10(3) $ 1.20
                         =====  ======  ======  ======  ======  ======    ======
 Ethylene, propylene and
  polymers sales
  (million pounds)...... 1,503   1,307   5,366   5,785   6,000   6,373     5,048
 Refined product sales
  average per day
  (thousand barrels)....   239     296     263     277     288     301       298

- -------
(1) See Note 4 of "Notes to Consolidated Financial Statements."
(2) As of March 31, 1994 and December 31, 1993, $46 million and $73 million of cash and $22 million and $6 million of short-term investments, respectively, were restricted for use in LCR capital projects and other expenditures as determined by the LCR owners.
(3) Includes a $2.50 per share special dividend paid in the first quarter of 1990.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

  On July 1, 1993, the Company and CITGO announced the commencement of operations of LCR, a new entity owned by subsidiaries of the Company and CITGO. LCR owns and operates the refining business formerly owned by the Company, including the full-conversion Refinery. LCR is undertaking a major upgrade project at the Refinery to enable the facility to process substantial additional volumes of very heavy crude oil. CITGO is providing a major portion of the funds for the upgrade project and has provided in excess of $100 million for funding other capital projects.

  The cost of the upgrade project, based on preliminary engineering, was initially estimated to be approximately $800 million. Preliminary engineering, or "scoping quality" estimates, are generally regarded as valid within a range of plus or minus 30 percent of the ultimate installed costs, assuming no significant changes to the scope of a project. Definitive engineering for the upgrade project is still in progress and design enhancements have been made to the project scope. LCR's management expects the next cost estimate for the project (which may be available in the second quarter of 1994) to be higher than $800 million, although not in excess of the range of the original estimate.

  On July 1, 1993, LCR entered into a long-term Crude Supply Agreement with Lagoven, an affiliate of CITGO. In addition, under terms of a long-term product sales agreement ("Products Agreement"), CITGO is purchasing a substantial portion of the refined products produced at the Refinery. Both Lagoven and CITGO are subsidiaries of PDVSA, the national oil company of Venezuela.

  Prior to July 1, 1993, the petrochemical and refining operations of the Company were considered to be a single segment due to the integrated nature of their operations. However, these operations are now considered to be separate segments due to the formation of LCR and the related separate management and operations of that entity.

  The petrochemical segment consists of olefins, including ethylene, propylene, butadiene, butylenes and specialty products; polyolefins, including polypropylene and low density polyethylene; aromatics produced at the Channelview Complex, including benzene and toluene; methanol and refinery blending stocks.

  The refining segment consists of refined petroleum products, including gasoline, heating oil and jet fuel; aromatics produced at the Refinery, including benzene, toluene, paraxylene and orthoxylene; lubricants; olefins feedstocks and crude oil resales.

  The following table sets forth sales volumes for the Company's major products, for the periods indicated. Sales volumes include production, purchases of products for resale, propylene production from the product flexibility unit and draws from inventory.

                                       FOR THREE
                                        MONTHS
                                      ENDED MARCH
                                          31,      FOR YEAR ENDED DECEMBER 31,
                                      ----------- -----------------------------
                                      1994  1993    1993      1992      1991
                                      ----- ----- --------- --------- ---------
Selected petrochemical products
 (millions)
 (excluding intersegment sales):
  Ethylene, propylene and polymers
   (pounds).......................... 1,503 1,307     5,366     5,785     6,000
  Other olefins (pounds).............   329   287     1,150     1,158     1,112
  Methanol (gallons).................    54    49       225       212       224
  Aromatics (gallons)................    36    28       125       112       108
Refined products (thousand barrels
 per day)
 (excluding intersegment sales):
  Gasoline...........................   112   140       120       125       131
  Heating oil (no. 2 distillate).....    50    64        62        60        74
  Jet fuel...........................    24    39        30        38        33
  Aromatics..........................     9    11        10        11        11
  Other refined products.............    44    42        41        43        39
                                      ----- ----- --------- --------- ---------
    Total refined products volumes...   239   296       263       277       288
                                      ===== ===== ========= ========= =========

  The following table sets forth the Company's sales and other revenues, excluding intersegment sales, for the periods indicated:

                                                FOR THREE
                                                 MONTHS
                                               ENDED MARCH    FOR YEAR ENDED
                                                   31,         DECEMBER 31,
                                               ----------- --------------------
                                               1994  1993   1993   1992   1991
                                               ---- ------ ------ ------ ------
                                                    (MILLIONS OF DOLLARS)
Petrochemical products:
  Ethylene, propylene and polymers............ $208 $  204 $  808 $  939 $1,135
  Other olefins...............................   43     41    169    177    171
  Methanol....................................   27     19     89     77    100
  Aromatics...................................   32     30    120    121    130
  Other petrochemical products and other
   revenues...................................   30     30    140     95    130
                                               ---- ------ ------ ------ ------
    Total petrochemical products sales........  340    324  1,326  1,409  1,666
                                               ---- ------ ------ ------ ------
Refined products:
  Gasoline....................................  187    285    950  1,123  1,289
  Heating oil (no. 2 distillate)..............   85    128    481    510    667
  Jet fuel....................................   43     82    245    342    316
  Aromatics...................................   37     45    167    193    195
  Other refined products and other revenues...   71     74    280    339    294
                                               ---- ------ ------ ------ ------
    Total refined products sales..............  423    614  2,123  2,507  2,761
                                               ---- ------ ------ ------ ------
Crude oil resales(*)..........................   61    127    401    893  1,308
                                               ---- ------ ------ ------ ------
    Total..................................... $824 $1,065 $3,850 $4,809 $5,735
                                               ==== ====== ====== ====== ======

- --------

(*) Crude oil resales consist of revenues from the resale of previously purchased crude oil and from locational exchanges of crude oil that are settled on a cash basis. Crude oil exchanges and resales facilitate the operation of the Company's petroleum processing business by allowing the Company to optimize the crude oil feedstock mix in response to market conditions and refinery maintenance turnarounds and also to reduce transportation costs.

RESULTS OF OPERATIONS

 OVERVIEW

 Three Months Ended March 31, 1994 and 1993

  Net income for the first quarter of 1994 was $22 million or $0.27 per share compared to a net income of $14 million or $0.18 per share for the first quarter of 1993. First quarter 1993 earnings included a $22 million favorable adjustment for the cumulative effect, for prior periods, associated with a change in accounting for major maintenance turnarounds. Excluding the effect of this accounting change, earnings improved $30 million during the first quarter of 1994 compared to the first quarter of 1993. This improvement was primarily due to higher margins for refined products and certain petrochemical products and higher ethylene sales volumes.

  Net income was $8 million higher for the first quarter of 1994 compared to the fourth quarter of 1993. This increase was primarily due to higher ethylene sales volumes and higher petrochemical margins. Partially offsetting these improvements was the absence during the current period of net favorable adjustments of $4 million recorded in the earlier period consisting of a contract amendment and LIFO inventory adjustments, partially offset by increases in the environmental reserve.

 Years Ended December 31, 1993, 1992 and 1991

  Net income for 1993 was $26 million or $0.33 per share compared with $16 million or $0.20 per share in 1992 and $222 million or $2.78 per share in 1991. Earnings for 1993 included a net $13 million after-tax benefit associated with a change in accounting for major maintenance turnarounds consisting of a $22 million favorable adjustment for the cumulative effect related to prior periods, partially offset by a $9 million charge to current operations. Earnings for 1992 reflect a net after-tax charge of $10 million for the cumulative effect related to prior periods of adopting Financial Accounting Standards Board mandated accounting standards for postretirement benefits and income taxes. Excluding the effect of these accounting changes, the earnings decline was primarily due to lower ethylene sales volumes and lower polyolefins margins, partially offset by higher refined products margins. The decrease in 1992 versus 1991 resulted primarily from lower refining and ethylene margins as well as higher maintenance expenses for scheduled and unscheduled downtime at the Refinery.

  The 1993 results included after-tax charges of $11 million consisting of the cancellation of a capital project, an increase in the environmental reserve and a workforce reduction and realignment and an additional charge of $3 million for an adjustment to deferred income taxes associated with an increase in the federal income tax rate. These charges were partially offset by a benefit of $7 million due to a contract adjustment and LIFO inventory profits. Net income in 1992 included a benefit of $3 million due to an insurance recovery. This compares to a benefit of $25 million in 1991 primarily associated with insurance and litigation settlements and LIFO inventory profits.

 PETROCHEMICAL SEGMENT

 Three Months Ended March 31, 1994 and 1993

  Revenues. Sales and other operating revenues for the first quarter of 1994 were essentially unchanged from period to period at $384 million compared to $390 million for the first quarter of 1993. Increases in sales volumes, particularly in olefins, were offset by lower sales prices.

  Cost of Sales. Cost of sales was $335 million in the first quarter of 1994 compared to $369 million in the first quarter of 1993, a decrease of $34 million. This decrease was primarily due to lower feedstock prices, reflecting generally lower crude oil costs.

  Operating Income. Operating income for the first quarter of 1994 was $39 million compared to $12 million in the first quarter of 1993. The $27 million increase was primarily due to higher ethylene sales volumes and higher margins for certain petrochemical products. Ethylene and other olefins sales volumes were higher in part due to increased demand driven by improvement in the overall U.S. economy, particularly in the automotive and construction sectors. Improved ethylene margins resulted primarily from lower feedstock costs which more than offset lower ethylene sales prices. Methanol sales margins and volumes were substantially above the earlier period. Methanol margins were higher due to higher sales prices, which more than offset higher feedstock costs.

  Operating income for the first quarter of 1994 compared to the fourth quarter of 1993 increased $6 million. The increase was primarily due to higher ethylene sales volumes and higher margins for petrochemical products. These improvements were partially offset by the absence during the current period of net favorable adjustments amounting to $11 million (before tax) recorded in the earlier period for the contract amendment and for LIFO inventory adjustments. Higher ethylene and other olefins sales volumes resulted from the increase in demand caused in part by the improvement in certain sectors of the U.S. economy. Margins for methanol and polymers increased primarily due to higher sales prices.

 Years Ended December 31, 1993, 1992 and 1991

  Revenues. Sales and other operating revenues, including intersegment sales, were $1.5 billion in 1993 compared to $1.7 billion in 1992 and $2.0 billion in 1991. The 1993 decrease of $169 million compared to 1992 was primarily due to lower olefins and polyolefins sales volumes and prices caused by continued weak demand associated with poor worldwide industry conditions and higher industry production due to reduced maintenance downtime during 1993.

  The 1992 decrease in sales and other operating revenues of $284 million versus 1991 was primarily due to lower sales prices for olefins and methanol. Olefins sales prices were negatively affected by the continued weak worldwide economy and by additional industry production capability due to capacity additions.

  Cost of Sales. Cost of sales was $1.4 billion in 1993 compared to $1.5 billion in 1992 and $1.7 billion in 1991. The 1993 decrease of $124 million compared to 1992 and the 1992 decrease of $175 million compared to 1991 were principally due to lower olefins feedstock costs due to the curtailment of production resulting from the poor economic conditions and to a lesser extent to lower feedstock prices.

  Cost of sales was reduced in 1993 and 1992 by $5 million and $2 million, respectively, and was increased $2 million in 1991 relating to LIFO inventory adjustments.

  Operating Income. Operating income amounted to $57 million in 1993 compared to $102 million in 1992 and $213 million in 1991. The decrease of $45 million in operating income in 1993 compared to 1992 was primarily due to lower ethylene sales volumes and lower polyolefins margins. Ethylene sales volumes and polyolefins margins were lower primarily due to poor industry and economic conditions.

  The decrease of $111 million in operating income in 1992 compared to 1991 was primarily due to lower ethylene and methanol margins. Ethylene margins were negatively affected by the continued weak worldwide economy and by industry capacity additions. Methanol sales prices were lower due to the dissipation during 1992 of the Gulf War related price premium created during 1990 and 1991. Contributing to the decrease in operating income was the absence of a $12 million one-time gain recorded in 1991 for proceeds received from an out-of-period settlement of litigation.

 REFINING SEGMENT

 Three Months Ended March 31, 1994 and 1993

  Revenues. Sales and other operating revenues for the first quarter of 1994 were $535 million compared to $814 million for the first quarter of 1993. The $279 million decrease was primarily due to lower resale volumes of purchased light products, lower crude oil resales and lower sales prices for refined products. The purchase and resale activity for light refined products conducted for logistic and other reasons declined during the current period as a result of the Products Agreement. Effective with the beginning of LCR operations on July 1, 1993, a majority of the refined products produced at the Refinery is sold to CITGO under the Products Agreement. Crude oil resale volumes were lower due to reduced logistical purchases required to meet refinery feedstock requirements, a significant percentage of which are satisfied by Venezuelan crude oil purchased under the Crude Supply Contract. Refined products sales prices were lower primarily due to lower industry crude oil prices.

  Cost of Sales. Cost of sales was $496 million in the first quarter of 1994, a decrease of $303 million compared to the first quarter of 1993. This decrease was primarily due to lower volume purchases of light refined products and crude oil and to lower crude oil prices. Purchases of light refined products declined because of the reduction in resale activity. Crude oil purchases were lower primarily due to the reduced need for logistical purchases required to meet refinery feedstock requirements. Lower crude oil prices were due to generally lower industry crude oil prices and to the processing of higher volumes of lower priced Venezuelan crude oil.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $13 million in the first quarter of 1994, an increase of $3 million compared to the first quarter of 1993. Contributing to this increase were higher expenses associated with the ongoing operations of LCR commencing on July 1, 1993.

  Operating Income. Operating income for the first quarter of 1994 was $26 million compared to $5 million for the first quarter of 1993. The $21 million increase was primarily due to improved refined products margins. Lower period costs were offset by higher selling, general and administrative expenses. Refined products margins were higher due to processing higher volumes of Venezuelan crude oil purchased under the Crude Supply Contract and to lower industry crude oil prices, which together more than offset lower refined products sales prices.

  Operating income for the first quarter of 1994 was higher by $3 million compared to the fourth quarter of 1993. Refining results benefited from higher Venezuelan crude oil volumes and higher industry margins; however, this improvement was offset by the early January 1994 downtime on two major refining units for completion of maintenance which began in late December 1993. Additionally, lubricants and aromatics showed strong sales improvements in the first quarter of 1994 compared to the fourth quarter of 1993.

 Years Ended December 31, 1993, 1992 and 1991

  Revenues. Sales and other operating revenues, including intersegment sales, were $2.8 billion in 1993 compared to $3.7 billion in 1992 and $4.5 billion in 1991. The 1993 decrease of $973 million compared to 1992 was due to lower crude oil resale volumes, lower sales prices for refined products and lower resale volumes of purchased light products. Crude oil resale volumes were lower due to reduced logistical purchases required to meet refinery feedstock requirements which were impacted by higher Venezuelan crude oil volumes purchased under the Crude Supply Agreement. Refined products sales prices were lower as additional industry supply exceeded demand growth due to additions of oxygenates, primarily MTBE to meet stricter environmental standards, as well as new industry conversion capacity. The purchase and resale activity for light refined products conducted for logistic and other reasons was curtailed during the current period because, effective with the beginning of LCR operations on July 1, 1993, a majority of the refined products produced at the Refinery are now sold to CITGO under the Products Agreement.

  The 1992 decrease in sales and other operating revenues of $790 million versus 1991 was primarily due to lower crude oil resales and to lower sales prices and volumes for refined products. The price premium that existed for refined products during 1991 that was caused by the 1990-1991 Gulf War dissipated in 1992 resulting in lower prices. Refined products sales volumes were lower primarily due to lower production resulting from scheduled and unscheduled downtime of major units.

  Cost of Sales. Cost of sales was $2.6 billion in 1993, compared to $3.6 billion in 1992 and $4.2 billion in 1991. The 1993 decrease compared to 1992 of $1,010 million was principally due to lower quantities of crude oil purchased, lower light refined products purchased and lower crude oil prices. Crude oil purchases were lower due to the reduced logistical purchases. Purchases of light refined products were lower primarily due to lower purchases for resale activity. Lower crude oil prices were due to generally lower industry-wide crude oil prices and to the processing of higher volumes of lower priced heavy Venezuelan crude oil purchased under the Crude Supply Agreement.

  The 1992 decrease compared to 1991 of $605 million was principally due to lower crude oil purchases that were resold and to lower refining feedstock costs. Refining feedstock costs were lower primarily due to lower production resulting from the scheduled and unscheduled downtime and a reduction in crude oil runs due to unfavorable margins. Partially offsetting this decrease were higher maintenance expenses related to the scheduled and unscheduled downtime. Cost of sales was reduced in 1991 by $8 million relating to LIFO inventory profits.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $48 million in 1993, compared to $43 million in 1992 and $42 million in 1991. The increase in 1993 compared to 1992 of $5 million resulted primarily from higher personnel and realignment expenses associated with ongoing operations of LCR starting on July 1, 1993.

  Operating Income. Operating income amounted to $81 million in 1993, compared to $49 million in 1992 and $235 million in 1991. The $32 million increase in 1993 compared to 1992 was primarily due to improved refined products margins, partially offset by higher selling, general and administrative expenses. Refined products margins were higher due to processing higher volumes of lower priced heavy Venezuelan crude oil purchased under the Crude Supply Agreement.

  The decrease in operating income of $186 million in 1992 compared to 1991 resulted primarily from lower refined products margins and to higher maintenance expenses. Refined products margins were lower primarily because decreasing product prices more than offset reductions in crude oil costs. Product prices were lower due to the dissipation during 1992 of the Gulf War related price premium created in 1990 and 1991. Higher maintenance expenses and the reduced ability to process higher margin heavy crude oils which resulted from the scheduled and unscheduled downtime of major units during 1992 contributed to lower operating profits. Also contributing to the decrease in operating income during 1992 compared to 1991 was a net reduction in benefits of $11 million from insurance settlements and lower LIFO inventory profits of $8 million.

 UNALLOCATED AND HEADQUARTERS

 Three Months Ended March 31, 1994 and 1993

  Minority Interest in LYONDELL-CITGO Refining Company Ltd. Minority interest was $3 million in the first quarter of 1994, representing CITGO's allocation of LCR's income. LCR began operations on July 1, 1993.

  Income Tax. The effective income tax rate during the first quarter of 1994 from continuing operations was 35 percent compared to 24 percent (tax benefit) for the first quarter of 1993. The tax benefit in the first quarter of 1993 was reduced by a charge to state deferred taxes related to Texas franchise taxes.

 Years Ended December 31, 1993, 1992 and 1991

  Selling, General and Administrative. General and administrative expenses were $45 million in 1993, $47 million in 1992 and $49 million in 1991. The reduction of $2 million in general and administrative expenses in 1993 compared to 1992 and in 1992 compared to 1991 primarily resulted from lower personnel related costs.

  Interest Expense and Interest Income. Interest expense was $74 million in 1993 compared to $79 million in 1992 and $74 million in 1991. The $5 million reduction in interest expense in 1993 compared to 1992 was primarily caused by a reduction of outstanding debt due to the prepayment of amounts due under capitalized leases during April, 1992. The $5 million increase in 1992 compared to 1991 resulted from higher average debt outstanding in 1992 which more than offset lower interest rates.

  Interest income was $2 million in 1993 compared to $10 million in 1992 and $14 million in 1991. The $8 million decrease in 1993 versus 1992 was primarily due to lower amounts of cash available for investment. The $4 million decrease in 1992 versus 1991 was primarily due to lower interest rates and to a lesser extent to lower amounts of cash available for investment.

  Minority Interest in LYONDELL-CITGO Refining Company Ltd. Minority interest was $5 million in 1993 representing CITGO's allocation of LCR's income.

  Income Tax. The effective income tax rate during 1993 from continuing operations was 73.1 percent compared to 27.3 percent for 1992 and 34.6 percent for 1991. The difference for 1993, between the effective tax rate and the federal statutory rate was primarily due to a charge to state deferred taxes related to Texas franchise taxes and the unfavorable impact on federal deferred taxes of the increase in the federal tax rate. The difference for 1992 was primarily due to a state income tax adjustment, tax exempt income related to company owned life insurance and tax exempt interest.

FINANCIAL CONDITION

 Three Months Ended March 31, 1994 and 1993

  Operating Activities. Cash flow from operations for the first quarter of 1994 was $29 million, which was net of the annual property tax payments of $28 million.

  Investing Activities. Cash flows associated with investing activities during the first quarter of 1994 included capital expenditures of $32 million, of which $12 million was for environmentally related projects and $10 million was for the upgrade project at the Refinery. CITGO, the minority owner of LCR, contributed $10 million to LCR for the upgrade project.

  Financing Activities. Cash flows associated with financing activities during the first three months of 1994 included $18 million of dividend payments and net $5 million for debt repayments. On May 4, 1994, the Board of Directors declared a regular quarterly dividend in the amount of $0.225 per share of common stock, payable June 15, 1994 to stockholders of record on May 20, 1994.

 Years Ended December 31, 1993, 1992 and 1991

  Investing Activities. Cash flows associated with investing activities during 1993 included capital expenditures of $60 million, excluding $9 million related to the Refinery upgrade project, of which $38 million was for environmentally related projects at the Refinery and the Channelview Complex. During 1992, capital expenditures were $97 million, of which $57 million was for environmentally related projects. The 1994 capital expenditures budget, excluding the Refinery upgrade project, has been set at $90 million. The budget provides approximately $60 million for refinery projects, $26 million of which are to be funded by Lyondell according to the terms of the agreement with LCR and $34 million to be funded from the restricted cash balance which was created by CITGO's 1993 contributions to LCR. The remaining $30 million is for petrochemical projects at the Channelview Complex. In addition to the capital expenditures budget, $150 million of spending in 1994, funded by CITGO, is planned for the Refinery upgrade project designed to increase the Refinery's ability to process larger volumes of very heavy Venezuelan crude oil.

  As of December 31, 1993, $73 million of cash and $6 million of short-term investments were restricted for use in LCR capital projects, including the Refinery upgrade project and other expenditures as determined by the LCR owners.

  Financing Activities. Cash flows associated with financing activities during 1993 included $108 million of dividend payments, $29 million for scheduled repayments of medium-term notes and $4 million of net proceeds from short-term debt.

  In December 1993, the Company completed a five-year, $400 million revolving Credit Facility with a group of banks, representing an increase in amount and term compared to the Company's previous $300 million bank credit facility, which was scheduled to terminate in July, 1994. Borrowings under the new Credit Facility bear interest based on Euro-Dollar, CD or prime rates, at the Company's option. The facility is available for working capital and general corporate purposes as needed. This Credit Facility contains covenants relating to dividend payments, debt incurrence, liens, disposition of assets, mergers and consolidations, fixed charge and leverage ratios and certain investments in LCR. At December 31, 1993, no amounts were outstanding under this Credit Facility. See Note 11 of "Notes to Consolidated Financial Statements."

  Effective July 1, 1993, LCR entered into a 364 day unsecured $100 million revolving credit facility with a group of banks. Under terms of the credit facility, LCR may borrow with interest based on prime, LIBOR or CD rates at LCRs option or have letters of credit issued on its behalf. The facility is available for working capital and general corporate purposes as needed. At December 31, 1993, no amounts were outstanding under this credit facility. See
Note 11 of "Notes to Consolidated Financial Statements."

  On January 21, 1994, the Board of Directors declared a quarterly dividend in the amount of $0.225 per share of common stock, payable March 15, 1994 to stockholders of record on February 18, 1994.

  During 1993, all of the $108 million of dividend payments exceeded earnings and profits in 1993, as computed for federal income tax purposes subject to final determination by the Internal Revenue Service, and will be considered a return of capital to all stockholders. See Note 13 of "Notes to Consolidated Financial Statements."

ENVIRONMENTAL MATTERS

  Various environmental laws and regulations impose substantial requirements upon the operations of the Company. The Company's policy is to be in compliance with such laws and regulations, which include, among others, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended, the Resource Conservation and Recovery Act ("RCRA") and the Clean Air Act and Clean Air Act Amendments of 1990. ARCO, along with many other companies, has been named a potentially responsible party ("PRP") under CERCLA in connection with the past disposal of waste at third party waste sites. The Company may have an obligation to reimburse ARCO for a portion of the remediation costs for two of those sites pursuant to a cross-indemnity agreement. For a discussion of this agreement, see "Relationship with ARCO-- Cross-Indemnity Agreement."

  The Company reserves for contingencies, including those based upon unasserted claims, that are probable and reasonably estimable. In connection with environmental matters, the Company establishes reserves based upon known facts and circumstances. Based on current environmental laws and regulations, the Company believes that it has adequately reserved for the matters described above and, based upon such reserves, does not anticipate any material adverse effect upon its earnings, operations or competitive position, although the resolution in any reporting period of one or more of these matters could have a material impact on the Company's results of operations for that period.

  The environmental reserve on December 31, 1993 was $24 million. The environmental reserve includes $0.5 million of estimated advances to ARCO for remediation costs associated with CERCLA waste disposal sites and $23.5 million of estimated remediation costs related to waste disposal sites located within the Company's facilities associated with RCRA. The Company spent $627,000, $593,000 and $1 million in 1993, 1992 and 1991, respectively, relating to CERCLA matters. The Company also spent $2 million, $158,000 and $224,000 in 1993, 1992 and 1991, respectively, in conjunction with RCRA matters. The Company estimates it will incur approximately $7 million of costs in conjunction with CERCLA and RCRA matters in 1994, an amount which is included in the December 31, 1993 environmental reserve.

CURRENT BUSINESS OUTLOOK

  Lyondell's first quarter 1994 results reflect an improved business environment for both petrochemicals and refining, as well as actions that were taken over the prior year to strengthen the Company. Those actions included the formation of LCR, a significant reduction in capital expenditures from the budgeted amount, implementation of a cost reduction program and the reduction of regular quarterly dividends from $0.45 per share to $0.225 per share beginning with the dividend paid in the third quarter of 1993. Profitability and cash flows for the petrochemical and refining businesses are affected by market conditions, feedstock cost volatility, capital expenditures required to meet increasing environmental standards, repair and maintenance costs, and downtime of production units due to turnarounds. Turnarounds on major units can have significant financial impact due to the repair and maintenance costs incurred as well as the associated loss of production, resulting in lower profitability during the period of the turnaround. The methanol unit at the Channelview Complex is currently expected to be shut down for maintenance for approximately six weeks within the next few quarters. In addition, turnarounds on the coker and one of the major crude distillation units at the Refinery currently are scheduled during late 1994; however, the timing of such turnarounds may be accelerated or delayed because of numerous factors, some of which are beyond the Company's control. During these Refinery turnarounds, work will be completed to "tie-in" the crude distillation unit to the upgrade project, thereby preventing or reducing downtime of the unit that otherwise would be necessary at the completion of the upgrade project.

  Management believes that the low costs and operating flexibility of its petrochemical business, as well as its large production capacity, position it to capture higher cash flows if the petrochemical cycle continues to improve. In the first quarter of 1994, the domestic olefins industry operated at close to maximum available capacity. However, additional capacity scheduled to come on-stream in 1994 and rising feedstock prices may negatively affect future operating rates and margins. Management believes the Company has significantly improved the outlook for its refining business by forming LCR which has entered into the Crude Supply Contract and Products Agreement. These arrangements are designed to diminish the impact of market volatility and stabilize cash flow at attractive levels relative to historic performance, although the remaining portion of LCR's crude oil volume continues to be sensitive to market conditions.

  Although the future economic environment cannot be known with certainty, the Company believes that the cash flow management, cost reduction and other steps recently taken have positioned it to capitalize on the anticipated improvement in the business environment. Further, the Company believes that business conditions will be such that cash balances, cash generated from operating activities and existing lines of credit will be adequate to meet future cash requirements for scheduled debt repayments, necessary capital expenditures and to sustain for the reasonably foreseeable future the revised regular quarterly dividend. However, the Company continually evaluates its cash requirements and allocates cash in order to maximize stockholder returns.

                               ----------------

  Management cautions against projecting any future results based on present or prior earnings levels because of the cyclical nature of the refining and petrochemical industries and uncertainties associated with the United States and worldwide economies and United States governmental regulatory actions.

                               FINANCIAL MATTERS

OVERVIEW

  The Company's primary financial strategy is to use its cash position and cash flow to enhance total return to stockholders as determined by stock appreciation and dividends, while maintaining suitable credit ratings and appropriate financial liquidity. The Company believes that its ability to maintain suitable debt ratings, to fund a capital program appropriate to its asset base, to pay dividends on its Common Stock and to position the Company to benefit from upturns in the business cycle are critical factors in maximizing total return to stockholders.

  In 1993, as it became apparent that the downturn in petrochemicals would be broader and more prolonged than previously expected, the Company took action consistent with the strategies described above to improve its ability to generate cash flow. These actions included implementation of a cost reduction program, a reduction of the capital budget and a decrease in the regular quarterly dividend. These and the other actions, as well as management's continued commitment to keep working capital at minimal levels, have better positioned the Company to benefit from an upturn in the business cycle. See "Managements' Discussion and Analysis of Financial Condition and Results of Operations--Current Business Outlook."

CAPITAL SPENDING

  The Company invests discretionary capital in order to improve operating efficiency, increase production capability in a cost-effective manner, lower operating costs or upgrade the petrochemical components in its product streams. A significant portion of the Company's non-discretionary capital spending is used for projects to improve the health, safety and environmental aspects of its operations, including compliance with government regulations, and for replacing capital assets.

  Lyondell places major emphasis on finding innovative solutions to improve its operations without a high level of discretionary capital spending. As one example of this strategy, in order to take advantage of the strong market for its petrochemical products and to reduce operating costs, the Company debottlenecked its two olefins plants and related units in 1989, which increased the rated ethylene capacity from 2.8 to 3.6 billion pounds per year and also increased the capacities of certain downstream units at less than half of the estimated cost of new "grassroots" capacity. Another example of this strategy is the LCR transaction. The funds contributed to LCR by CITGO (other than for the upgrade project) are required to be used for capital spending and other expenditures as determined by the LCR owners, and will substantially reduce the total capital spending that the Company otherwise would be required to make in connection with Refinery operations. See "The Company--Refining--LCR Transaction--Contributions of the Parties."

  The petrochemical business capital expenditures totaled $15 million in 1993, and its capital budget for 1994 is $30 million, of which approximately $3 million is for environmentally-related capital projects. The refining business capital expenditures (excluding spending on the upgrade project) totaled $45 million in 1993. The refining business capital budget (excluding the upgrade project) for 1994 is approximately $60 million, of which $48 million is expected to be spent on environmentally-related capital projects. There can be no assurance that the actual capital expenditures spent in 1994 for either business segment will not exceed the amounts budgeted therefor. See "The Company--Environmental Matters" for a discussion of these environmentally-related capital projects.

  The Company remains obligated to fund certain Refinery environmentally-related capital projects begun prior to the creation of LCR as well as its share of ongoing Refinery capital improvements; the total of these obligations is estimated to be approximately $75 million through the completion of the upgrade project. The level and timing of these anticipated capital expenditures will be affected by changes in applicable governmental regulations, including environmental and tax laws. See "The Company--Refining--LCR Transaction-- Contributions of the Parties."

  As part of its ongoing operations, the Company periodically conducts maintenance turnarounds on its facilities, during which capital expenditures and maintenance expenses as well as lost operating income are typically incurred. In addition, it may become necessary to shut down units between major turnarounds in order to perform less extensive maintenance. Such shutdowns were necessary on the two olefins units at the Channelview Complex during 1993. In addition to the required repairs, other work was performed during the shutdowns which is expected to postpone the next major turnaround on the Company's olefins units. Shutdowns also were necessary on two units at the Refinery during 1993. The methanol unit at the Channelview Complex is currently expected to be shut down for approximately six weeks to perform maintenance later this year. Although turnarounds on principal facilities are usually scheduled well in advance, the timing of such turnarounds can be accelerated or delayed because of numerous factors, many of which are beyond the Company's control. Turnarounds on the coker and one of the major crude distillation units at the Refinery currently are scheduled during late 1994; however the timing of such turnarounds may be accelerated or delayed because of numerous factors, some of which are beyond the Company's control. During these Refinery turnarounds, work will be completed on the crude distillation unit to "tie-in" this unit to the upgrade project, thereby preventing or reducing downtime of the unit that otherwise would be necessary as part of the upgrade project.

LONG-TERM DEBT AND FINANCING ARRANGEMENTS

  As of December 31, 1993, the Company had $717 million of long-term debt consisting of $300 million of notes due 1996 and 1999, $200 million of notes due 1997 and 2002 and $217 million of medium-term notes due from 1995 to 2005.

  The notes due 1996 and 1999 and the medium-term notes contain Put Rights that would allow the holders to require the Company to repurchase the debt at par upon the occurrence of certain events combined with specified declines in public ratings on the notes due 1996 and 1999. Events that may trigger the Put Rights include, among other things, (i) acquisitions by persons other than ARCO or the Company of more than 20 percent of the Company's Common Stock, (ii) any merger or transfer of substantially all of the Company's assets in connection with which the Company's Common Stock is changed into or exchanged for cash, securities or other property and (iii) payment of dividends other than regular dividends. See "Certain Investment Considerations--Potential Restrictions on Dividend Payments."

 Company Unsecured Revolving Credit Facility

  During December, 1993, the Company executed the Credit Facility, a five year, $400 million unsecured revolving credit facility that replaced its existing $300 million credit facility which was due to expire in July, 1994. At March 31, 1994, no amounts were outstanding under the Credit Facility.

  Under the terms of the Credit Facility, the interest rate for borrowings is based on Euro-Dollar, CD or prime rates, at the Company's option, and also is dependent upon the Credit Facility utilization rate and the Company's debt ratings. The Credit Facility contains restrictive covenants regarding the incurrence of additional debt, the maintenance of certain fixed charge coverage and leverage ratios and the provision of contributions to LCR, as well as the payment of dividends. The Company is currently in compliance with the financial and other covenants in the Credit Facility. See "Certain Investment Considerations--Potential Restrictions on Dividend Payments."

 LCR Unsecured Revolving Credit Facility

  Effective July 1, 1993, LCR entered into a 364-day unsecured $100 million revolving credit facility with a group of banks, including Continental Bank, N.A. as agent. Under terms of the credit facility, LCR may borrow with interest based on prime, LIBOR or CD rates at LCR's option or have letters of credit issued on its behalf. The revolving credit facility may be extended at the request of LCR upon consent of the bank group. The credit facility contains covenants that limit LCR's ability to modify certain significant contracts, dispose of assets or merge or consolidate with other entities. At March 31, 1994, no amounts were outstanding under this credit facility. It is currently anticipated that this facility will be renewed or replaced at a level less than $100 million prior to its expiration.

 Petrochemical Financing Strategy

  Potential funding sources for long-term capital projects, whether involving transactions with third parties or otherwise, could include, without limitation, the Company's current financial resources, potential earnings growth, future borrowings and future issuance of equity securities, as well as possible contractual arrangements such as joint ventures or partnerships. See "The Company--Business Strategy." There is no assurance that such funding could be obtained on terms acceptable to the Company. Both the Company's ability to undertake and fund its business strategies, and the general level of the Company's capital commitments and expenditures from period to period, will be affected by a variety of factors including, without limitation, the general business environment, as well as changes in applicable government regulations and tax laws. See "Certain Investment Considerations--Financing Risks; Potential Dilution."

  For a further discussion of the Company's long-term debt and financing arrangements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition" and Note 11 of "Notes to Consolidated Financial Statements."

                                  THE COMPANY

COMPANY OVERVIEW

  Lyondell is a leading manufacturer and marketer of petrochemicals and, through its interest in LCR, of refined petroleum products. The Company's corporate headquarters and manufacturing facilities are located in the Houston, Texas area.

  The Company produces a wide variety of petrochemicals, including olefins (primarily ethylene, propylene and butadiene), polyolefins (low density polyethylene and polypropylene), methanol, MTBE (methyl tertiary butyl ether) and aromatics. Lyondell is the largest domestic merchant marketer of ethylene and propylene, with rated production capacities of 3.6 and 2.1 billion pounds per year, respectively. Lyondell's petrochemical products are primarily commodity chemicals that are sold to customers for use in the manufacture of chemicals, plastics and other synthetic materials. These materials are used, in turn, to produce a wide variety of consumer goods and industrial products.

  The Company's refining business is conducted through its approximate 90 percent interest in LCR, which operates the Refinery. LCR sells the majority of the gasoline, jet fuel and heating oil it produces to CITGO, which currently has an approximate 10 percent interest in LCR. LCR also produces fuel oil and aromatics, as well as lubricants for the transportation, oil drilling and food processing industries.

  Lyondell was originally created by ARCO as a separate division (the "Lyondell Division") in 1985 through the combination of the operations of the Channelview Complex and the Refinery. Effective July 1, 1988, ARCO transferred substantially all the assets and liabilities relating to the integrated petrochemical and petroleum processing business of the Lyondell Division to a wholly-owned subsidiary incorporated under the laws of the state of Delaware. In February, 1990, the Company acquired a polypropylene plant and a low density polyethylene plant located in Pasadena, Texas (the "Polymers Facility"). On July 1, 1993 the Company and CITGO announced the commencement of operations of LCR, a new entity formed and owned by the Company and CITGO in order to own, operate and upgrade the Company's refining business.

  In exchange for the initial transfer of petrochemical and refining assets and liabilities in 1988, Lyondell issued ARCO additional shares of its Common Stock, bringing ARCO's stock ownership to 80,000,000 shares, which represented all of the then outstanding Common Stock. In January 1989, ARCO completed an initial public offering of shares of Lyondell's Common Stock, and ARCO currently owns 39,921,400 shares, or 49.9 percent of the outstanding shares. For information relating to certain continuing relationships and potential conflicts of interest among Lyondell, LCR and ARCO, including their respective subsidiaries and affiliates, see "Relationship with ARCO."

BUSINESS STRATEGY AND MANAGEMENT PHILOSOPHY

  The Company's primary objective is to maximize total return to stockholders (as measured by stock price appreciation plus dividends). Lyondell's management believes that in its petrochemical and refining commodity businesses maximizing free cash flow over the long term is the best means to create value for stockholders. Lyondell's strategy is to position the Company to capture the opportunities of the upturns and to minimize the impact of downturns in the inevitable cycles of its commodity businesses. The Company's assets are managed to maintain low costs and high operational flexibility and management strives to quickly identify and capitalize on opportunities to use its operating and organizational flexibility to improve profitability. Lyondell believes that it has the lowest cost, most flexible operations among its competitors in the domestic olefins industry. Through its interest in LCR, the Company is enhancing the value of its refining business by undertaking a major upgrade of the Refinery in connection with entering into the long-term Crude Supply Agreement and the Products Agreement. In both of its businesses, the Company employs a disciplined approach to capital spending, with discretionary capital spending focused on high-return projects. See "Financial Matters."

  Lyondell evaluates, on an ongoing basis, opportunities to expand or diversify its petrochemical operations through potential acquisitions, joint ventures and other opportunities involving third parties. The petrochemical industry is currently experiencing significant merger, acquisition and divestiture activity, and the Company believes the industry ultimately will be left with fewer but more competitive participants. Although management does not believe that the Company will be required to undertake such a transaction in order to maintain its competitive position, management believes that there may be opportunities to create incremental cash flow for the Company's petrochemical business by applying its experience in the efficient and low-cost operation of the Company's facilities to a larger asset base. Vertical integration with an ethylene or propylene consumer could increase olefins plant operating rates during weak market periods by providing captive demand. Horizontal integration with another olefins producer could improve operating efficiencies by spreading costs across larger volumes and enhancing operating flexibility. Consistent with the Company's overall strategy, however, management's intent is to undertake such a transaction only if it expects that the transaction would produce both near-term and long-term improved cash flow. While management has publicly stated the Company's interest in pursuing such transactions, no assurance can be given with respect to the size, scope, timing or likelihood, or the financial or business effect of, any possible transaction. See "Certain Investment Considerations--Financing Risks; Potential Dilution."

  Management believes that Lyondell's productive work force, lean organizational structure and participative management style enable the Company to quickly identify and take advantage of profit opportunities in rapidly changing marketplaces. The Company's team-based approach and management style emphasize low costs, quality, customer satisfaction and the responsibility and accountability of each employee. In addition, industry studies have shown that Lyondell's olefins plants have the highest production per plant-level employee in the industry.

  Lyondell also emphasizes superior safety performance in order to safeguard employees, the community and the Company's assets. Lyondell's safety performance at the Channelview Complex and the Refinery has been better than industry averages in each of the past four years, and has improved over that time period. The recordable incidence rates for the Channelview Complex were
1.69 and 1.39 in 1992 and 1993, respectively, both well below the petrochemical industry average rate of 3.3 in 1992 (the year of the most recently available industry data). The LCR recordable incidence rates were 3.9 and 2.8 in 1992 and 1993, respectively, also well below the refining industry average rate of 4.4 in 1992 (the year of the most recently available industry data). Recent comparative data for the polymers industry is not available, but the Polymer Facility's recordable incidence rate was 4.4 in 1993, and it has completed seven and one half years of operations without a lost-workday injury. In 1993, the Channelview Complex received Star certification for plant safety under the Voluntary Protection Programs established by the Occupational Safety and Health Administration ("OSHA"), for which less than one-tenth of one percent of eligible sites have qualified to date.

INDUSTRY OVERVIEW

  The manufacture and marketing of petrochemicals is fundamental to many segments of the economy, including the production of consumer products, housing components, automotive products and other durable and non-durable goods. Ethylene is the largest single petrochemical in terms of volume of production worldwide and is the key building block for a large number of chemicals. With the wide proliferation of end-use products derived from ethylene during the past 20 years, especially as plastics have developed into low-cost, high performance substitutes for a wide range of materials such as metals and paper, U.S. ethylene consumption has grown by an average annual rate of approximately four percent.

  The supply of and demand for ethylene in the various geographic regions of the world, and the movement of ethylene and its derivatives between regions, significantly affects a large segment of the petrochemical business. Foreign consumption of ethylene derivatives has, on a per capita basis, substantially lagged that in the U.S. However, as other regions develop economically, this gap could narrow.

  The petrochemical industry historically has experienced periods of high demand and high capacity utilization which result in increasingly high operating margins and profitability. This generally leads to new capacity investment until supply exceeds demand. The overcapacity in turn leads to periods of decreasing capacity utilization and declining operating margins until demand exceeds supply and the cycle is repeated. For example, during the mid 1980's, olefins capacity increases did not keep pace with demand and, by 1987-1988, domestic producers were operating at high capacity utilization rates and prices and margins had increased substantially as a result of ethylene demand growth. Ethylene demand growth peaked at 6.7 percent in 1987 resulting in average industry operating rates of 97 and 100 percent (of nameplate capacity), in 1987 and 1988, respectively. The high profitability experienced by the ethylene industry during this period peaked in early 1989. Over 7.7 billion pounds was added to domestic ethylene capacity from the end of 1989 to the beginning of 1994 (a 20 percent increase). The additional capacity, combined with poor overall U.S. and world economic conditions and further additions to supply in other parts of the world, outpaced ethylene demand growth and caused the industry to experience a decline in margins. During 1992 and 1993, U.S. industry operating rates were 89 and 92 percent, respectively. The data in this paragraph with respect to industry operating rates, demand and capacity is based on reports by Chemical Data, Inc.

  Domestic ethylene demand grew at approximately three percent during 1993 and increased in the fourth quarter, with growth at more than four percent. Scheduled U.S. capacity additions in 1994 and 1995 are expected to total four billion pounds, or 8.6 percent. No new additional ethylene plants have been announced for the U.S. after 1995. The Company estimates that the average length of time to design, obtain necessary permits for, construct and begin to operate a new ethylene plant on the U.S. Gulf Coast is approximately four years. See "Certain Investment Considerations--Uncertain Petrochemical Industry Outlook."

  Due to the Company's large ethylene capacity, a small change in ethylene margin causes a large change in the Company's profitability and cash flow. For example, assuming that the Company operates at its rated capacity, a one cent per pound annual increase in ethylene margins can result in a $36 million annual increase in the Company's pre-tax operating income. The Company's other major commodity chemical products all experience cyclical market conditions similar to (although not necessarily coincident with) those of ethylene. As a producer of olefins primarily for the merchant market, Lyondell may experience greater variations in its sales volumes and profitability when industry supply and demand relationships are at extremes in comparison to more integrated competitors, i.e., those with a higher proportion of captive demand for olefins derivatives production. In 1993 the Company sold approximately 90 percent of its ethylene and propylene production into the merchant market.

  The refining business tends to be volatile as well as cyclical. Crude oil prices, which are impacted by worldwide political events and the economics of exploration and production in addition to refined products demand, are the largest source of this volatility. Demand for refined products is influenced by seasonal and short-term factors such as weather and driving patterns, as well as by longer term issues such as energy conservation and alternative fuels. The refined products supply is also dependent on industry operating capabilities and on long-term refining capacity trends. Among LCR's refining competitors are major integrated petroleum companies that have their own raw material resources and, in many cases, downstream markets, both of which tend to decrease the impact of business cycles on these competitors' sales volumes and profitability.

  Although 1990 and 1991 were generally viewed as good years for the refining industry, industry profitability returned to lower levels beginning in 1992. Although apparent demand for refined products has shown a slight increase consistent with growth in the overall economy, supply has been more than adequate to meet this demand. Capacity increases have occurred in the form of debottlenecks to conversion units and additional oxygenate capacity, including new MTBE plants, which have added to gasoline supply. To date, this has more than offset the declines in industry crude oil distillation capacity, which are beginning to occur as smaller, less efficient plants are shut down. The resulting lower refining profitability has been more evident for merchant refiners, who do not have retail outlets for their products.

PETROCHEMICALS

  The Company believes, based on the most recently available ethylene industry survey by Solomon Associates, Inc. (which used 1991 data), that it is the lowest cost producer of ethylene in the U.S. industry. Factors contributing to the Company's low-cost position include flexibility in feedstock supply and product output, integration of manufacturing, storage and transportation facilities and the ability to upgrade by-product streams.

 Petrochemical Products

  The Company's olefins plants and related processing units produce ethylene, propylene, butadiene, butylenes, benzene, toluene, hydrogen and certain specialty products, such as isoprene, dicyclopentadiene, piperylenes and resin oils along with gasoline blendstocks and heavy liquid fuels. The Company's petrochemical products are used by its customers to manufacture intermediate chemicals for plastics and other synthetic materials that are used in a variety of consumer and industrial products. The Company also produces methanol and MTBE.

                  PETROCHEMICAL PRODUCTS AND RATED CAPACITIES

         PRODUCT                               PRIMARY USES
         -------                               ------------
ETHYLENE                   Polyethylene, ethylene oxide used to produce
Produced at Channelview    ethylene glycol, ethylene dichloride used to produce
Complex. Current rated     polyvinyl chloride, ethylbenzene used to produce
capacity: 3.6 billion      styrene. Major end uses: trash bags, packaging film,
pounds/year.               toys, blow-molded bottles, pipe, anti-freeze,
                           polyester fibers and resins.
PROPYLENE                  Polypropylene, acrylonitrile, propylene oxide. Major
Produced at Channelview    end uses: carpet backing, luggage, high impact
Complex. Current rated     plastics, polypropylene fibers, polyurethane foams,
capacity: 2.1 billion      cleaning compounds and coatings.
pounds/year (excludes
product flexibility
unit).
BUTADIENE                  Styrene butadiene rubber (SBR), ABS copolymer
Produced at Channelview    (acrylonitrile butadiene styrene). Major end uses:
Complex. Current rated     rubber for tires, hoses, surgical gloves (SBR),
capacity: 615 million      high-impact plastics (ABS).
pounds/year.
AROMATICS                  Benzene: styrene, phenol nylon.
Benzene and toluene        Toluene: octane enhancers, benzene production,
produced at Channelview    urethane chemicals. Major end uses: plastics, rubber
Complex. Benzene current   markets, fibers for carpet and apparel, polyurethane
rated capacity: 90         foams for seat cushions, gasoline.
million gallons/year.
Toluene current rated
capacity: 40 million
gallons/year.
SPECIALTY PRODUCTS         Various types of hydrocarbon resins and unsaturated
Dicyclopentadiene (DCPD),  polyester resins. Major end uses: inks, adhesives,
LRO (Lyondell resin oil),  paints and varnishes, rubber market, fiberglass
piperylenes, isoprene      products.
produced at Channelview
Complex. Total current
rated capacity: 388
million pounds/year.
METHANOL                   MTBE, formaldehyde, acetic acid. Major end uses:
Produced at Channelview    gasoline, adhesive resins, textiles, paints,
Complex. Current rated     coatings.
capacity: 233 million
gallons/year.
MTBE                       Blending component for oxygenated gasoline.
Produced at Channelview
Complex. Current rated
capacity: 167 million
gallons/year.
LOW DENSITY POLYETHYLENE   Trash bags, packaging film, toys, housewares, paper
Produced at Polymers       coatings.
Facility. Current rated
capacity: 140 million
pounds/year.
POLYPROPYLENE              Plastics for auto parts, household products, carpet
Produced at Polymers       backing, fibers, films.
Facility. Current rated
capacity: 300 million
pounds/year.

 Petrochemical Marketing and Product Distribution

  Lyondell sells substantially all of its olefins products to long-term customers. Sales are made pursuant to written agreements, which typically provide for monthly negotiations of prices based upon then current market prices. Contract volumes are established within a range, and the contracts generally allow the customer to take up to 10 to 20 percent less than the maximum contract commitment. The terms of these contracts are fixed for a period (typically three to five years), although earlier terminations may occur if the parties fail to agree on price and deliveries are suspended for a period of several months. In some cases, these contracts also contemplate extension of the term unless specifically terminated by one of the parties.

  The Company sells substantially all of its methanol output and the majority of the benzene volumes under long-term contracts having terms similar to those contained in the olefins contracts. A significant portion of the Company's benzene production is sold under contract to ARCO Chemical at market-based prices. See "Relationship with ARCO." Lyondell licenses MTBE technology from ARCO Chemical and sells MTBE produced at one of its two units to ARCO Chemical at market-based prices. The production from the second unit is tolled for LCR for gasoline blending.

  Ethylene and propylene are shipped or exchanged via a comprehensive pipeline system which has connections to numerous Gulf Coast ethylene and propylene consumers. The pipeline system is owned by ARCO Pipe Line, and substantially all of it is leased by the Company under a long-term lease. See "--Facilities and Properties" and "Relationship with ARCO--Agreements Between the Company and ARCO Pipe Line Company." The Company has exchange agreements with other olefins producers which allow access to customers who are not directly connected to the pipeline system. Butadiene, methanol, aromatics and other petrochemicals are distributed by one or more of the following means: pipeline, railcar, truck or barge.

 Feedstock Flexibility

  The primary feedstocks used in the production of ethylene are natural gas liquids feedstocks (ethane, propane and butane, collectively "NGLs") and petroleum liquids. However, olefins plants with the flexibility to consume a wide range of feedstocks are better able to maintain higher levels of profitability during periods of changing energy and petrochemical prices than olefins plants that are restricted in their feedstock processing capability. Prior to the mid 1970s, the feedstocks used at most ethylene plants in the United States consisted predominantly of NGLs. As of March 1, 1994, approximately 46 percent of domestic ethylene plant capacity was limited to NGL feedstocks, and the remaining 54 percent could process to some extent both NGLs and petroleum liquids feedstocks.

  Management believes that the Channelview Complex has the highest degree of feedstock flexibility in the domestic industry, and management continuously evaluates both the optimum use of the Company's current feedstock flexibility and opportunities to increase its capacity to process low-cost feeds. The Channelview olefins units are capable of processing not only 100 percent petroleum liquids feedstocks (for which the plants were originally designed) but also up to 90 percent NGLs. Liquid feedstocks have had a significant historical margin advantage over ethane and propane, with an average light naphtha to ethane variable cost advantage over the last five years of three cents per pound of ethylene. The industry margin differential between these feedstocks has been typically between one and four cents per pound of ethylene. The Company has the capability to capture this differential due to its feedstock flexibility. Lyondell is one of only five U.S. producers that has the ability to process a full range of liquid feedstocks through light vacuum gas oil. The factors described above historically have given the Company a competitive advantage that has contributed to the Company's low operating costs.

  The Company obtains a portion of its petroleum liquids requirements from the Refinery (primarily naphtha and gas oil), a portion of its petroleum liquids requirements in the form of petroleum condensates pursuant to a contract with a foreign government affiliate, and the remainder of its petroleum liquids requirements under short-term contracts or on the spot market from a variety of foreign and domestic sources. The Company purchases NGLs from a wide variety of domestic sources, many of which have storage facilities in the Mont Belvieu area.

  The Company consumed an average of 186 million standard cubic feet per day of natural gas in 1993 for use as fuel in its operations at the Refinery and the Channelview Complex and as feedstock for its methanol plant. The Channelview Complex is connected to a diverse natural gas supply network, which provides the Channelview Complex with a choice of natural gas suppliers (including producers) at competitive prices. During 1993, the Company's natural gas costs averaged $0.27 less per thousand cubic feet than the published Texas Average Industrial Price, resulting in $18.3 million of savings. If NGLs or residual oils are more favorably priced than natural gas, the Company substitutes them for natural gas in some applications in order to lower its average fuel costs. The primary feedstock and fuel used in the methanol plant is natural gas, although the plant has the flexibility to process NGL feedstocks as well.

 Product Flexibility

  The Company has the flexibility to adjust its product output mix in response to changing market conditions to capture the highest available margins. The two major factors contributing to this flexibility are (i) the adjustment of olefins plants operating conditions and (ii) the product flexibility unit at the Channelview Complex. The product flexibility unit uses technology licensed from a third party as well as the Company's patented technology to convert ethylene and other light petrochemical streams into propylene. Improvements to this unique unit in 1993 included a doubling of capacity, so that the unit currently is designed to produce one billion pounds per year of propylene in addition to the Company's base capacity of 2.1 billion pounds. Adjustment of olefins plants operating conditions can result in production of up to an additional 0.4 billion pounds of propylene with some reduction in ethylene production.

 By-Product Stream Upgrading

  Another key component of Lyondell's low-cost position is the Company's capability to upgrade by-products from its olefins production. At the Channelview Complex, the Company recovers and sells valuable petrochemical components contained in a number of intermediate product streams.

  The Channelview Complex includes units for butadiene recovery and aromatics recovery. The Company has further enhanced the value of its product slate by expanding its capability to recover other high value products. The Channelview Complex has recovered valuable components such as high purity isoprene, piperylenes and dicyclopentadiene ("DCPD"), and resin oils from its gasoline products since 1986. In 1993, the Company increased resin oil capacity by 14 percent and increased piperylenes capacity by 20 percent with debottlenecks and instrumentation improvements.

  The Company plans to utilize its proprietary butylene isomerization technology, known as ISOMPLUS, to efficiently produce isobutylene from olefins plant butylene by-product streams. The project, which will start up in 1994, includes a MTBE unit debottleneck. See "--Research and Technology; Patents and Trademarks."

 Integration

  The Company takes advantage of the integration of operations among the Channelview Complex, the LCR Refinery and the Polymers Facility to capture additional opportunities to increase profits by upgrading product streams or providing feedstocks for downstream processes.

  The Company and LCR have entered into multiple agreements designed to preserve much of the synergy between the Refinery and the Channelview Complex. Economic evaluations at the Channelview Complex and the Refinery are based on sending products to the highest-value disposition, which may be local use, use at the other site, or third party sales. Certain refinery products (propane, butane, low-octane naphthas, heating oils, and gas oils) can be used as feedstocks for olefins production, and certain Channelview Complex olefins by-products (pyrolysis gasoline and pyrolysis gas oil) can be processed by the Refinery into gasoline, jet fuel or heating oil. Butylenes from the LCR Refinery are tolled through Channelview for the production of alkylate and MTBE for gasoline blending. Hydrogen from the Channelview Complex is used at the Refinery for sulfur removal and product stabilization. Ethylene and propylene produced at the Channelview Complex are used as feedstocks for the Polymers Facility.

                                [Paste up Graph]

REFINING

  Through its interest in LCR, the Company is undertaking a major upgrade project at the Refinery in connection with securing a long-term supply of crude oil and a long-term arrangement to sell its light refined products. Management believes that this strategic initiative will stabilize cash flow from the refining business and reduce the Company's exposure to market volatility. See "-- LCR Transaction" and "Certain Investment Considerations--LCR Transaction and Refinery Upgrade Project."

 Refined Products

  The Refinery produces gasoline, heating oil and jet fuel, for sale primarily to CITGO, aromatics and lube oils (white oils, industrial lubricants, motor oils and process oils) and certain industrial products for sale to others, and feedstocks for the Channelview Complex. The Refinery's aromatics recovery unit produces benzene, toluene, paraxylene and orthoxylene which are marketed by the Company. Benzene and toluene also are produced at the Channelview Complex.

  The Refinery has a crude distillation rated capacity of 265,000 barrels per day. In 1993, the Refinery produced approximately 293,000 barrels per day of total products.

  The following table shows the typical ranges of production for the Refinery's principal products based on 1993 actual production. It is not possible to produce the maximum amount of all products at the same time. Specific product mix (and thus production volume) is dependent on feedstock type and operating conditions, which are selected based on market conditions.

                                                                    TYPICAL
      PRODUCT                                                      PRODUCTION
      -------                                                   ----------------
                                                                  (BARRELS PER
                                                                      DAY)
      Gasoline................................................. 80,000 - 120,000
      Heating Oil.............................................. 35,000 -  70,000
      Jet Fuel/Kerosene........................................ 10,000 -  35,000
      Lube Oils................................................  3,000 -   7,000

  The Refinery has maintained a low-cost position in the best one-third of the domestic industry, according to the two most recent refining industry surveys by Solomon Associates, Inc. The Refinery's flexibility to process a wide range of crude oils as well as its access to numerous sources of crude oil are important factors in maximizing the margins of its cracking operations. The Refinery also has the capability to produce lubricants and aromatics, process purchased intermediates such as fluid and reformer feed, and produce oxygenated gasoline and other specialty products when market conditions are favorable.

 Marketing and Product Distribution

  CITGO purchases gasoline, heating oil and jet fuel from LCR under the long-term Products Agreement at market-based prices. See "--LCR Transaction-- Products Agreement." Lube oils are manufactured and sold directly to end consumers and to distributors throughout the United States and international markets. Aromatics produced at the Refinery are marketed on LCR's behalf by Lyondell.

 LCR Transaction

  Overview. Management believes that the LCR transaction, entered into in July 1993, accomplishes the Company's strategy for the refining business by significantly upgrading the quality of the refining assets and securing an economically favorable long-term supply of crude oil while reducing the exposure of the refining business to market volatility. The LCR transaction is expected to stabilize cash flow from the refining business at attractive levels relative to historic performance. Major components of the LCR transaction include:

  . An upgrade project to increase heavy crude oil processing capability;

  . Asset contributions by the Company, cash contributions by CITGO and the resulting ownership positions;

  . A long-term crude supply contract for heavy Venezuelan crude oil; and

  . A long-term product arrangement to sell light products to CITGO.

  Prior to completion of the upgrade project, the keys to operational success for LCR will be (i) to maximize the amount of heavy Venezuelan crude oil processed in the coking mode, (ii) to optimize the efficient utilization of the remaining cracking capacity, and (iii) to maintain an overall focus on low-cost operations. The Refinery currently is processing approximately 130,000 barrels per day of heavy (22 degree API gravity) Venezuelan crude in a coking mode on its largest crude distillation unit. This crude is supplied pursuant to the Crude Supply Agreement, which is intended to stabilize cash flow from this portion of the refinery. Prior to completion of the Refinery upgrade project, when the full benefits of the upgrade and the Crude Supply Agreement should be realized, the margins realized from the remaining crude processed at the Refinery in a cracking mode will continue to be subject to the volatile refining business environment. The Refinery's low cost, flexibility and access to numerous sources of crude oil supply continue to be important factors in maximizing margins on this portion of the Refinery's operations. See "Certain Investment Considerations--LCR Transaction and Refinery Upgrade Project."

  Upgrade Project. LCR is undertaking a major upgrade project at the Refinery to enable the facility to process substantial additional volumes of very heavy crude oil. Project engineering for the upgrade is currently underway. The upgrade project, which is subject to regulatory approvals and the resolution of certain other matters, is intended to increase the heavy crude oil processing capability of the Refinery from approximately 130,000 barrels per day of 22 degree API gravity crude oil to approximately 200,000 barrels per day of 17 degree API gravity Venezuelan crude oil in a full conversion mode. The upgrade is not intended to increase the total throughput of the Refinery, but rather its ability to process heavier, higher margin crude oils. The project also will include expansion of the Refinery's reformulated gasoline capability and the addition of low sulfur diesel production capability. Major components of the upgrade include new coking, hydrotreating and sulfur recovery units; a new crude distillation unit and modifications to the Refinery's largest existing crude distillation unit and various hydrodesulfurization units.

  The cost of the upgrade project, based on preliminary engineering, was initially estimated to be approximately $800 million. Preliminary engineering, or "scoping quality" estimates, are generally regarded as valid within a range of plus or minus thirty percent of the ultimate installed costs, assuming no significant changes to the scope of a project. Definitive engineering for the upgrade project is still in progress and design enhancements have been made to the project scope. LCR's management expects the next cost estimate for the project (which may be available in the second quarter of 1994) to be higher than $800 million, although not in excess of the range of the original estimate. The final cost of the project will be influenced by numerous factors, many of which are beyond LCR's control, including the timing and terms of necessary construction, operating and regulatory permits, as well as construction schedule delays whether caused by adverse weather conditions, material shortages, labor disputes or otherwise.

  Following the upgrade, the earnings potential of the Refinery is expected to be enhanced because of the higher margins expected to be associated with the resulting heavier crude oil mix and the

Refinery's increased coking capability, enhanced reformulated fuel and low sulfur diesel production capability and other yield improvements.

  Contributions of the Parties. Pursuant to agreements between the Company and CITGO (and their affiliates), the Company contributed its refining business and refining working capital to LCR in July 1993. CITGO contributed $100 million to LCR in 1993 (excluding its contribution towards the upgrade project described below) giving it an approximate 10 percent interest in LCR. Prior to the in-service date for the upgrade project, CITGO is required to reinvest its share of LCR's operating cash flow and thereby increase its interest in LCR. These contributions by CITGO will be used for ongoing LCR capital projects, other than (i) the upgrade project and (ii) certain Refinery environmental capital projects for which liability has been retained by the Company and that the Company will fund with cash contributions. Any additional ongoing LCR capital requirements prior to the in-service date (for purposes other than the upgrade project) will be funded substantially by Lyondell, primarily in the form of subordinated loans to LCR. The Company estimates that during 1994 to 1996 its total contributions to LCR with respect to the capital requirements described in this paragraph will be approximately $75 million, with a significant portion of this amount being in the form of subordinated loans to LCR.

  Funding for the upgrade project will occur in three phases. The first phase, the initial $300 million, will be funded by CITGO. As of January 1, 1994, CITGO had contributed $150 million, including letters of credit and cash, toward this phase. The second phase is expected to be funded by an LCR borrowing of approximately $200 million. The third phase (which would be $300 million based on an estimated $800 million cost for the upgrade project and is expected to occur toward the end of the upgrade project) is anticipated to be funded (i) 50 percent through an LCR borrowing estimated at $150 million, (ii) 25 percent through contributions from CITGO estimated at $75 million and (iii) 25 percent through subordinated loans from the Company estimated at $75 million. Prior to completion of the upgrade project, the financing costs for the third party borrowings are required to be funded by CITGO. In exchange for CITGO's upgrade project contributions described above and an additional $30 million cash contribution at the in-service date, CITGO's interest in LCR is expected to increase to approximately 35 percent effective as of the in-service date. The timing of the third phase and the level of contributions from the Company and CITGO will depend on the total cost of the upgrade project and on LCR's ability to obtain construction financing. See "Certain Investment Considerations--LCR Transaction and Refinery Upgrade Project--Refinery Upgrade Project Cost and Potential Delays." In the event that LCR is unable to obtain construction financing for the refinery upgrade project, the Company and CITGO each are obligated to fund one-half of the cost of the upgrade project in excess of $300 million. In turn, CITGO's interest in LCR as of the in-service date will be dependent upon the actual contributions of CITGO as discussed in this and the preceding paragraph. CITGO will have a one-time option to increase its interest in LCR up to 50 percent during the 20-month period following the in-service date. See "Certain Investment Considerations--LCR Transaction and Refinery Upgrade Project--Financing of Refinery Upgrade Project and Potential Limitations on LCR Distributions."

  Crude Supply Agreement. LCR also has entered into the Crude Supply Agreement with Lagoven. The Crude Supply Agreement requires Lagoven to supply and LCR to purchase specified quantities of crude oil for 25 years. The contract incorporates a formula price based on the market value of a slate of refined products deemed to be produced from each particular crude oil or feedstock, less: (i) certain deemed operating costs; (ii) certain actual costs, including crude transportation costs, import duties and taxes; and (iii) a deemed margin, which varies according to the grade of crude oil or other feedstock delivered. Deemed margins and deemed costs are adjusted periodically by a formula primarily based on the rate of inflation. Because deemed operating costs and the slate of refined products deemed to be produced from a given barrel of crude oil or other feedstock do not necessarily reflect the actual costs and yields in any period, the actual refining margin earned by LCR under the contract will vary depending on, among other things, the efficiency with which LCR conducts its operations during such period. See "Certain Investment Considerations--LCR Transaction and Refinery Upgrade Project--Crude Supply Agreement."

  Products Agreement. CITGO also has entered into the long-term Products Agreement with LCR to purchase at market-based prices the full volume of gasoline, jet fuel and heating oil manufactured at the Refinery following the expiration of one contract retained by Lyondell. LCR evaluates and determines the optimal product output mix based on spot market prices and conditions. The Products Agreement thus provides a secure outlet for the Refinery's products without imposing an economic penalty caused by production requirements based on retail outlet needs.

  Other Agreements. Effective July 1, 1993, LCR and Lyondell entered into multiple agreements for feedstock and product sales designed to preserve much of the synergy between the Refinery and the Company's petrochemical business. Under the terms of these agreements, various feedstock and product streams will be transferred between the Refinery and Lyondell's Channelview Complex at market-related prices. LCR and Lyondell also have entered into tolling agreements, pursuant to which alkylate and MTBE attributable to Refinery feedstocks will be produced for LCR at Lyondell's Channelview Complex.

  Also effective July 1, 1993, the majority of the employees formerly employed by Lyondell in its refining business became employees of LCR. Pursuant to the terms of a number of service agreements, Lyondell has contracted with LCR to continue to perform services in certain areas, including employee services, administrative services and marketing services. Lyondell and LCR also have entered into a variety of contracts providing for the assignment or licensing of intellectual property rights associated with the refining business.

  Management of LCR. LCR is a limited liability company organized under the laws of the state of Texas, and has pass-through tax characteristics similar to those of a partnership for federal income tax purposes. The Company owns its interest in LCR through a wholly-owned subsidiary, Lyondell Refining Company. CITGO holds its interest through CITGO Refining Investment Company, a wholly-owned subsidiary of CITGO (together with Lyondell Refining Company, the "Owners"). The operative agreement with respect to the rights of each of the Owners and their parent companies is the Amended and Restated Limited Liability Company Regulations (the "Regulations") of LCR. The Regulations govern ownership and cash distribution rights. CITGO has committed to reinvest its share of operating cash flow during the upgrade project which will increase its interest in LCR. Under the Regulations, the Company has unrestricted access to its share of operating cash flow from LCR. See "Certain Investment Considerations--LCR Transaction and Refinery Upgrade Project--Financing of Refinery Upgrade Project and Potential Limitations on LCR Distributions." The term of the Regulations is 25 years, although they may be terminated under certain circumstances, including the insolvency of LCR or either Owner, uncured material breaches by either Owner or failure to obtain permits for the upgrade project. Under the terms of a reciprocal Performance Guarantee and Control Agreement, Lyondell and CITGO each have unconditionally guaranteed the obligations and performance of their respective Owner under the terms of the Regulations.

  The Regulations provide that LCR is managed by an Owners Committee, which has three representatives from each Owner. Certain actions require unanimous consent of the representatives, including, without limitation, amendment of the Regulations, borrowing money outside of LCR's existing credit facility, delegation of authority to committees, certain purchase commitments and capital expenditures in excess of designated amounts. All actions not requiring unanimous consent can be determined by Lyondell so long as it is the majority owner. The day-to-day operations of the Refinery are managed by the executive officers of LCR, including former Lyondell officers with responsibility for manufacturing and refining operations and refined products marketing. The results of LCR's operations currently are consolidated into Lyondell's financial statements.

 Refining Feedstocks

  The Refinery can process a wide variety of domestic and foreign crude oil feedstocks, including heavy (low API gravity, high viscosity) and sour (high sulfur content) crude oils. In addition to 45,000 barrels per day of light sweet crude oil for lubricants production, the Refinery can process up to (i) approximately 220,000 barrels per day of light sour crude oil in a coking mode, or (ii) in the mode in which it currently operates, approximately 130,000 barrels per day of heavy sour crude oil (22 degree API gravity) primarily in a coking mode plus approximately 80,000 barrels per day of light crude oil in a cracking mode. The upgrade project is intended to increase the Refinery's processing capability to 200,000 barrels per day of very heavy Venezuelan crude oil (17 degree API gravity) in a coking mode.

  The Refinery began processing Venezuelan crude oil in the third quarter of 1992. Since that time, the Company and LCR have identified and overcome a number of obstacles inherent in processing high rates of heavy Venezuelan crude oil, including making operational changes to the coker and physical modifications to one of the crude distillation units. The resulting improved unit reliability and increased unit processing capability has increased the Refinery's capability of running high volumes of heavy Venezuelan crude oil to approximately 130,000 barrels per day. The remainder of the Refinery's capacity currently is used to process lighter crude oils and feedstocks. See "Certain Investment Considerations--LCR Transaction and Refinery Upgrade Project--Heavy Crude Oil Processing."

  Domestic crude oil is transported to the Refinery primarily by common carrier pipeline systems. Foreign crude oil is transported by tankers either directly to the Refinery or to the connecting deepwater terminals at Texas City or on the Houston Ship Channel.

FACILITIES AND PROPERTIES

 Channelview Petrochemical Complex

  The Channelview petrochemical complex, located on an approximately 2,900 acre site in Channelview, Texas, 20 miles east of Houston, includes two large olefins plants, two MTBE units, a methanol plant, a butadiene recovery unit, a product flexibility unit, an aromatics (benzene and toluene) recovery unit, an isoprene recovery unit, a DCPD recovery unit, a piperylenes recovery unit, an alkylation unit and other petrochemical processing units. This complex is connected by pipeline systems to Lyondell's salt dome storage facility at Mont Belvieu, Texas, which has approximately 10 million barrels of storage capacity for NGL feedstocks and for the Company's ethylene and propylene production. The Channelview Complex also is connected by pipeline systems to the LCR Refinery, which is approximately 16 miles away and provides a portion of the petroleum liquids feedstock requirements for the Channelview Complex. See "--Other Properties."

  The combined rated capacity of the two olefins plants at January 1, 1994 was approximately 3.6 billion pounds of ethylene per year or approximately 7.7 percent of total domestic production capacity. Based on published rated production capacities, the Company believes it is one of the five largest producers of ethylene in the United States. Of the total ethylene production capacity in the United States, approximately 93 percent is located along the Gulf Coast, and approximately 77 percent is owned by ten manufacturers.

  Lyondell licenses MTBE technology from ARCO Chemical and sells MTBE produced at one of its two units to ARCO Chemical at market-based prices. The production from the second unit is tolled for LCR for gasoline blending. The Channelview Complex also includes an isopropyl alcohol ("IPA") unit, which the Company uses for the manufacture of IPA for ARCO Chemical. See "Relationship with ARCO-- Agreements Between the Company and ARCO Chemical Company."

 Polymers Facility

  The Polymers Facility, located on approximately 200 acres in Pasadena, Texas, converts propylene and ethylene supplied by the Channelview Complex into polypropylene and low density polyethylene that is sold into the derivative markets and transported by railcar and truck. The Polymers Facility is connected by pipeline systems to the Company's Mont Belvieu, Texas storage facility for feedstock supply.

 LCR Refinery

  The LCR Refinery, located on an approximately 700 acre site alongside the Houston Ship Channel, currently includes a coker, a fluid catalytic cracking unit, three reformers, four crude distillation units, two sulfur recovery plants and several hydrodesulfurization units, as well as lube oil manufacturing and packaging facilities and an aromatics recovery unit. The upgrade project will include new coker, hydrotreater, sulfur recovery and crude distillation units, as well as modifications to the largest existing crude distillation unit and various hydrodesulfurization units. The Refinery is connected by pipeline to the Channelview Complex and provides feedstocks to and receives by-products from that complex.

  Historically, the Refinery has operated in a "full conversion" mode, processing the heaviest portion of crude oil through the coker unit without producing lower-value residual fuel. The Refinery currently produces residual fuel as a result of processing the heavy Venezuelan crude oil. The upgrade project will enhance the Refinery's conversion capability so that very heavy 17 degree API gravity Venezuelan crude oil can be processed in a full conversion mode.

 Other Properties

  In addition to the real property, plant and equipment that comprise its Channelview Complex and the real property, plant and equipment which comprise the Polymers Facility, Lyondell owns several pipelines connecting the Channelview Complex, the Refinery and the Mont Belvieu storage facility, including six lines used to transport heavy liquid feedstocks, butylenes, benzene, hydrogen, butane, MTBE and unfinished gasolines between the Channelview Complex and the Refinery. Lyondell also owns the storage facility, a brine pond facility and a tract of vacant land at Mont Belvieu, Texas. Storage capacity for up to 10 million barrels of NGL feedstocks, ethylene, propylene and butylenes is provided in salt domes at the Mont Belvieu facility. The Company also owns an approximate 10 percent undivided joint interest in much of the real property surrounding the Mont Belvieu site which is maintained as a greenbelt for these facilities. The Company has a lease on product pipelines from Mont Belvieu to most olefins customers. See "Relationship with ARCO--General" and "--Agreements Between the Company and ARCO Pipeline."

  In addition to the real property, plant and equipment which comprise the Refinery, LCR also owns the real property, plant and equipment which comprise a lube oil blending and packaging plant in Birmingport, Alabama. LCR owns a pipeline and utilizes another pipeline to transport refined products from the Refinery to the GATX Terminal to interconnect with common carrier pipelines.

RESEARCH AND TECHNOLOGY; PATENTS AND TRADEMARKS

  The Company maintains a small, focused research and development effort that builds on the Company's strengths and existing businesses. Recent efforts have concentrated on Lyondell's position in butylenes. In 1992, the Company introduced a new technology called ISOMPLUS for producing low-cost isobutylene by isomerizing normal butylenes. Management believes that ISOMPLUS will play an important role in the next increments of capacity that the industry will need to supply the growing MTBE demand in reformulated gasoline. Lyondell is seeking to take advantage of this opportunity by commercializing the technology through a joint development and licensing relationship with CDTECH, a joint venture that is a leading supplier of ethers technologies used in reformulated fuels production. The arrangement with CDTECH is intended to commercialize two isomerization processes that produce blending agents for cleaner burning gasolines. If successful, the alliance is expected to accelerate worldwide commercialization of Lyondell's butene isomerization process. Research efforts are continuing on a similar technology to produce isoamylene, a feedstock used to produce TAME, another oxygenate used in the production of reformulated gasoline. The Company also has product development efforts aimed at tailoring products to meet specific customer needs, especially in such areas as resins, fibers, adhesives and sealants.

  The Company, including LCR, uses numerous patents in its operations, many of which are licensed from third parties, including ARCO. See "Relationship with ARCO." Although the Company's licenses from ARCO and others are significant to its operations, the Company is not dependent upon any particular patent, trade secret or the like, and it believes that the loss of any individual patent, trade secret, or similar proprietary right would not have a material adverse effect on the operations of the Company. The Company submitted several new patent applications during 1993 to protect processes it developed.

  The Company, including LCR, uses numerous trademarks in its marketing operations, a portion of which are licensed from third parties, including ARCO. The Company is not dependent upon any particular trademark, and it believes the loss of any individual trademark would not have a material adverse effect on its operations. The Company submitted several new trademark applications during 1993 to protect product line names and to foster its marketing position.

ENVIRONMENTAL MATTERS

  The Company's production facilities generally are required to have permits and licenses regulating air emissions, discharges to water and generation, storage, treatment and disposal of hazardous wastes. Companies that are permitted to treat, store or dispose of hazardous waste and maintain underground storage tanks pursuant to RCRA also are required to meet certain financial responsibility requirements. The Company believes that it has all permits and licenses generally necessary to conduct its business or, where necessary, is applying for additional, amended or modified permits, and that it meets applicable financial responsibility requirements.

  The Company's policy is to be in compliance with all applicable environmental laws. The Company is committed to Responsible Care(R), a chemical industry initiative to enhance the industry's responsible management of chemicals. The Company (together with the industry in which it operates) is subject to extensive federal, state and local environmental laws and regulations concerning emissions to the air, discharges onto land or waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, the Company cannot accurately predict future developments, such as increasingly strict requirements of environmental laws, inspection and enforcement policies and compliance costs therefrom, which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste. For example, a revised testing procedure under RCRA, the toxicity characteristic leachate procedure ("TCLP"), resulted in the reclassification of some wastes at the Company's facilities which has required changes in the Company's waste management practices. These changes have caused the Company to make expenditures in 1993 and will cause the Company to make substantial additional expenditures in 1994. Some risk of environmental costs and liabilities is inherent in particular operations and products of the Company, as it is with other companies engaged in similar businesses, and there is no assurance that material costs and liabilities will not be incurred. With respect to the capital expenditures and risks described above, however, the Company does not expect that it will be affected differentially from the rest of the domestic petrochemical and refining industry.

  In some cases, compliance with environmental, health and safety laws and regulations require capital expenditures. In the years ended December 31, 1992 and 1993, the Company spent approximately $57 million and $38 million, respectively, for environmentally-related capital expenditures at existing facilities. For 1994 and 1995, the Company currently estimates that environmentally-related capital expenditures at existing facilities (including the Refinery) will be approximately $51 million and $50 million, respectively. The timing and amount of these expenditures are subject to the regulatory and other uncertainties described above as well as obtaining of the necessary permits and approvals. The Company's 1994 capital budget includes the following environmentally-related projects: (1) work on installation of a wet gas scrubber that will reduce sulfur dioxide and particulate emissions from the

Refinery's fluid catalytic cracking unit; (2) TCLP-related projects at the Refinery, including closure of some surface impoundments, source reductions and rerouting of streams; (3) completion of a number of projects to reduce benzene emissions in compliance with federal regulations; (4) a marine vapor recovery project at the Refinery; and (5) compliance costs at the Channelview Complex and the Refinery related to nitrogen oxide emissions from combustion sources. Additional projects may be required as a result of various enforcement orders that the Company is negotiating with the appropriate regulatory authorities. For periods beyond 1995, additional environmentally related capital expenditures will be required, although the Company cannot accurately predict the levels of such expenditures at this time.

  The Refinery contains on-site solid-waste landfills which were used in the past to dispose of waste, and it is anticipated that corrective actions will be necessary to comply with federal and state requirements with respect to this facility. In addition, the Company negotiated an order with the Texas Water Commission, now the Texas Natural Resource Conservation Commission (the "TNRCC"), for assessment and remediation of groundwater and soil contamination at the Refinery. The Company has reserved an amount (without regard to potential insurance recoveries or other third party reimbursements) it believes to be sufficient to cover current estimates of the cost for remedial measures at its manufacturing facilities based upon its interpretation of current environmental standards. Based on the establishment of such reserves, and the status of discussions with the applicable regulatory agencies, and although the reserves are subject to increase, the Company does not anticipate any material adverse effect upon its earnings, operations or competitive position as a result of compliance with the laws and regulations described in this or the preceding paragraphs. See also "Legal Proceedings--Claims Relating to Waste Disposal Sites."

LEGAL PROCEEDINGS

 General

  Although Lyondell is involved in numerous and varied legal proceedings, a significant portion of its litigation arises in three contexts: (1) claims for personal injury or death allegedly arising out of exposure to the Company's products; (2) claims for personal injury or death, and/or property damage allegedly arising out of the generation and disposal of chemical wastes at Superfund and other waste disposal sites; and (3) claims for personal injury and/or property damage and air and noise pollution allegedly arising out of the operation of the Company's facilities. Lyondell (either directly or through ARCO as its indemnitee) is the real party at interest in these proceedings, all of which are described at greater length in the Company's periodic filings with the Commission.

  In connection with the transfer of assets and liabilities from ARCO to Lyondell, Lyondell agreed to assume certain liabilities arising out of the operation of the Company's integrated petrochemical and petroleum processing business prior to July 1, 1988. At that time, the Company and ARCO entered into an agreement ("Cross-Indemnity Agreement") whereby the Company agreed to defend and indemnify ARCO against certain uninsured claims and liabilities which ARCO may incur relating to the operation of the business of the Company prior to July 1, 1988, including liabilities which may arise out of certain of the legal proceedings described in this section. See "Relationship with ARCO."

  Prior to November 20, 1990, ARCO's insurance carriers had assumed the defense of most of the lawsuits described in this section. Since that date, ARCO's insurance carriers have refused to advance defense costs in those lawsuits relating to certain of the waste disposal sites. On November 21, 1990, ARCO filed suit against certain of its insurers with respect to insurance policies in effect at times during past years. This litigation involves claims for reimbursement of defense costs and environmental expenses incurred by ARCO in connection with ARCO's activities at sites and locations throughout the United States. ARCO's insurers had been participating in the defense of the Company and ARCO for the Mont Belvieu proceedings (see "--Claims Related to Company Operations") as well as the litigation involving the French Ltd. and the Brio Superfund sites (see "--Claims Related to Waste Disposal Sites"); however, subsequent to the filing of ARCO's lawsuit, the insurers have refused to advance defense costs for these proceedings (and certain other proceedings relating to the Company's products) until the coverage dispute has been resolved. ARCO currently is paying the defense costs in these proceedings, as well as certain other waste disposal site litigation, pending the resolution of the coverage dispute. It has not been determined whether or not the Company has an obligation to reimburse ARCO for defense costs related to the coverage dispute.

  In addition to the types of proceedings specifically described in this section, ARCO, the Company and its subsidiaries are defendants in other suits, some of which are not covered by insurance. Many of these additional suits involve smaller amounts than the matters described herein, or make no specific claim for relief. Although final determination of legal liability and the resulting financial impact with respect to the litigation described in this section, as well as the other litigation affecting the Company, cannot be ascertained with any degree of certainty, the Company does not believe that any ultimate uninsured liability resulting from the legal proceedings in which it currently is involved (directly or indirectly) will individually, or in the aggregate, have a material adverse effect on the business or financial condition of the Company. See Note 18 of "Notes to Consolidated Financial Statements."

 Claims Related to Company Products

  ARCO and the Company are involved in numerous suits arising in whole or in part from the operation of the Company's integrated petrochemical and petroleum processing business and the assets related thereto in which the plaintiffs allege damages arising from exposure to allegedly toxic chemical products, such as benzene and butadiene. Plaintiffs in these cases usually worked at a manufacturing facility as employees of one of Lyondell's customers, were employees of the Company's contractors, or were employees of companies involved in the transportation of the Company's products to its customers. These suits allege toxic effects of exposure to chemicals sold in the ordinary course of business to third parties by various industrial concerns, including ARCO or the Company, or allege toxic chemical exposures at the Company's manufacturing facilities. The Company believes that it has always followed a policy of not only complying with all mandated standards related to product warnings and exposure levels but also of complying with Company specific standards that were more strict than those imposed by the law. As a result, the Company believes that it has a basis to avail itself of legal defenses against claims regarding its products due to exposures by employees and by claims of exposures from third parties to whom the Company sold its products.

  The vast majority of chemical exposure cases name a large number of industrial concerns, in addition to the Company, as defendants and are at various stages of discovery. Although the Company does not believe that the pending chemical exposure cases will have a material adverse effect on its business or financial condition, it is difficult to determine the potential outcome of this type of case. The majority of the plaintiffs in chemical exposure legal proceedings request relief in the form of unspecified monetary damages. Furthermore, when specific amounts are requested they often bear no objective relation to the merits of the case. Notwithstanding the foregoing, it is possible that if one or more of the presently pending chemical exposure cases were resolved against ARCO or the Company, the resulting damage award could be material to the Company without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

 Claims Relating to Waste Disposal Sites

  Wastes generated from products produced by facilities transferred from ARCO and now owned by the Company have, from time to time, been disposed of at waste disposal landfill sites owned by third parties. Two of these waste disposal facilities, known as the "French Ltd." and the "Brio" sites, both of which are located near Houston, Texas, have been classified as "Superfund" sites under CERCLA. The Environmental Protection Agency ("EPA") has entered into consent decrees with numerous PRPs, including ARCO, from whom wastes were allegedly received at each site. Based on the current law, the Company does not believe that its obligation to ARCO related to ARCO's share of clean-up costs at either of these sites will result in a liability that will have, individually or in the aggregate, a material adverse effect on the business or financial condition of the Company. In addition, numerous private plaintiffs have made claims and filed lawsuits involving the French Ltd. and Brio sites. ARCO (or its affiliate) is the named defendant in the above described proceedings. Under the provisions of the Cross-Indemnity Agreement, Lyondell is not obligated to indemnify ARCO for costs and losses arising out of litigation for which ARCO is insured. Lyondell believes that the ultimate resolution of these matters will not result in any material obligation on the part of Lyondell to ARCO with respect to the Brio and the French Ltd. Superfund sites.

  It is possible that the Company may be involved in future CERCLA and comparable state law investigations and clean-ups. The Administration recently proposed a plan to revise significantly the Superfund law which is scheduled for reauthorization this year. Because the proposal is so recent and because it has generated strong reactions from business, insurance companies, lenders, municipalities and environmentalists, the Company is not able to predict whether the Administration's plan will be enacted or to determine with specificity what the impact of such legislation would be on the Company.

 Claims Related To Company Operations

  Several organizations and groups of citizens who own property in the vicinity of Mont Belvieu, Texas, have instituted lawsuits against ARCO and others who own underground storage and transportation facilities in the city of Mont Belvieu. ARCO is paying all defense costs in all of the Mont Belvieu litigation and the Company does not expect that a claim will be made under the Cross-Indemnity Agreement. The Company also is a defendant in lawsuits alleging the emission of loud noises, bright lights and noxious fumes from the Channelview Complex in proximity to the plaintiffs homes as well as a diminished quality of well water.

 Other Matters

  In the fourth quarter of 1992, the Refinery underwent an EPA multi-media inspection and an OSHA Process Quality Verification Audit. The OSHA inspection of the Refinery was resolved in an informal settlement agreement in April 1993. At this time, the EPA has not formally notified the Company of the enforcement action to be taken, if any.

  The Company has reached a preliminary settlement agreement with the City of Houston, Texas and the TNRCC to resolve a lawsuit filed by the City of Houston alleging violations of the Texas Clean Air Act at the Refinery. Pursuant to the preliminary settlement agreement, the Company has agreed to pay fines of $175,000 to each of the City of Houston and the TNRCC and has agreed to cover attorneys' fees of $50,000. In addition, LCR has committed to construct a larger flare as part of the Refinery upgrade project and to tie-in certain atmospheric relief valves. Lyondell will fund $1.5 million of the costs of these modifications, which is the current estimate of the costs of the tie-in to the flare system. See "The Company--Refining--LCR Transaction--Contributions of the Parties."

  In addition to the matters reported herein, from time to time the Company receives notices from federal, state or local governmental entities of alleged violations of environmental laws and regulations pertaining to, among other things, the disposal, emission and storage of chemical and petroleum substances, including hazardous wastes. Although the Company has not been the subject of significant penalties to date, such alleged violations may become the subject of enforcement actions or other legal proceedings and may (individually or in the aggregate) involve monetary sanctions of $100,000 or more (exclusive of interest and costs).

                                   MANAGEMENT

  Five of the eleven members of the Board of Directors of Lyondell are officers of ARCO, which owns 49.9 percent of the outstanding Common Stock. Following consummation of the offering of the Exchangeable Notes, ARCO has informed the Company that it will cause the ARCO officers who currently serve on the Board of Directors to resign. Although the Board of Directors has not made a final determination with respect to the size of the Board following these proposed resignations, the Nominating Committee of the Board intends to nominate persons unaffiliated with either the Company or ARCO to fill any vacancies. Set forth below are the directors of the Company as of April 1, 1994.

    NAME, AGE AND PRESENT
   POSITION WITH LYONDELL         BUSINESS EXPERIENCE DURING PAST FIVE YEARS
   ----------------------         ------------------------------------------
Mike R. Bowlin, 51........... Mr. Bowlin was elected a Director of the Company
 Chairman of the Board        on July 23, 1993 and Chairman of the Board on
                              August 13, 1993. On March 28, 1994 Mr. Bowlin was
                              elected Chief Executive Officer of ARCO, effective
                              on July 1, 1994. He has been President and Chief
                              Operating Officer of ARCO since June 1, 1993 and a
                              director of ARCO since June 1992. He was an
                              Executive Vice President of ARCO from June 1992 to
                              May 1993. He was a Senior Vice President of ARCO
                              from August 1985 to June 1992 and President of
                              ARCO International Oil and Gas Company from
                              November 1987 to June 1992. He was Senior Vice
                              President of International Oil and Gas
                              Acquisitions from July 1987 to November 1987. He
                              was President of ARCO Coal Company from August
                              1985 to July 1987. He was a Vice President of ARCO
                              from October 1984 to July 1985. From April 1981 to
                              December 1984, he was Vice President of ARCO Oil
                              and Gas Company. He has been an officer of ARCO
                              since October 1984. He originally joined ARCO in
                              1969.
William T. Butler, 61........ Dr. Butler was elected a Director of the Company on December 21, 1988, effective as of January 25,
                              1989. He has held his current position as
                              President and Chief Executive Officer of Baylor
                              College of Medicine (education and research) since
                              1979. He is also a director of First City
                              Bancorporation of Texas, Inc., C. R. Bard, Inc.
                              and Browning-Ferris Industries Inc.
Allan L. Comstock, 50........ Mr. Comstock was elected a Director of the Company on July 23, 1993. He has been a Vice President and
                              Controller of ARCO since June 1993. He was a Vice
                              President of ARCO Chemical from October 1989
                              through May 1993. From November 1985 to September
                              1989 he was General Auditor of ARCO. He originally
                              joined ARCO in 1969.
Terry G. Dallas, 43.......... Mr. Dallas was elected a Director of the Company on July 23, 1993. He has been a Vice President of
                              ARCO since June 1993 and Treasurer of ARCO since
                              January 24, 1994. He was Vice President, Corporate
                              Planning of ARCO from June 1993 to January 1994.
                              He served as Assistant Treasurer for ARCO
                              Corporate Finance from 1990 to 1993. He was Vice
                              President of Finance, Control

   NAME, AGE AND PRESENT
   POSITION WITH LYONDELL        BUSINESS EXPERIENCE DURING PAST FIVE YEARS
   ----------------------        ------------------------------------------
                             and Planning for ARCO British, Ltd. from 1988 to
                             1990 and Manager of International Acquisitions for
                             ARCO International Oil and Gas Company from 1986
                             to 1988. He originally joined ARCO in 1979.
Bob G. Gower, 56............ Mr. Gower was elected Chief Executive Officer of
 President and Chief         the Company on October 24, 1988 and a Director and
 Executive Officer           President of the Company on June 27, 1988. He has
                             been President of Lyondell and its predecessor,
                             the Lyondell Division, since the formation of the
                             Lyondell Division in April 1985. Mr. Gower was a
                             Senior Vice President of ARCO from June 1984 until
                             his resignation as an officer of ARCO in January
                             1989. Prior to 1984 he served in various
                             capacities with the then ARCO Chemical Division.
                             He originally joined ARCO in 1963. Mr. Gower is
                             also a director of Texas Commerce Bank-Houston and
                             Keystone International Inc.
Stephen F. Hinchliffe, Jr.,  Mr. Hinchliffe was elected a Director of the
 60......................... Company on March 1, 1991. Since 1988, he has held his current position of Chairman of the Board and
                             Chief Executive Officer of BHH Management, Inc.,
                             the managing partner of Leisure Group, Inc.
                             Previously, he served as Chairman of the Board of
                             Leisure Group, Inc. (a manufacturer of consumer
                             products), which he founded in 1964.
Dudley C. Mecum II, 59...... Mr. Mecum was elected a Director of the Company on
                             November 28, 1988, effective as of January 25,
                             1989. He has held his current position as a
                             partner with G. L. Ohrstrom & Company (merchant
                             banking) since August 1989. Previously he was
                             Chairman of Mecum Associates, Inc. (management
                             consulting) from December 1987 to August 1989. He
                             served as Group Vice President and director of
                             Combustion Engineering Inc. from 1985 to December
                             1987, and as a managing partner of the New York
                             region of Peat, Marwick, Mitchell & Co. from 1979
                             to 1985. He is also a director of The Travelers,
                             Inc., Dyncorp, VICORP Restaurants, Inc., Fingerhut
                             Companies, Inc. and Roper Industries, Inc.
William C. Rusnack, 49...... Mr. Rusnack was elected a Director of the Company on October 24, 1988. He has been a Senior Vice
                             President of ARCO since July 1990 and President of
                             ARCO Products Company since June 1993. He was
                             President of ARCO Transportation Company from July
                             1990 to May 1993. He was Vice President, Corporate
                             Planning, of ARCO from July 1987 to July 1990. He
                             was Senior Vice President, Marketing and Employee
                             Relations, of the ARCO Oil and Gas Division from
                             August 1985 to July 1987 and Vice President,
                             Manufacturing, of the ARCO Products Division from
                             July 1984 to August 1985. From June 1983 to July
                             1984 he was Vice President, Planning

   NAME, AGE AND PRESENT
   POSITION WITH LYONDELL        BUSINESS EXPERIENCE DURING PAST FIVE YEARS
   ----------------------        ------------------------------------------
                             and Control, of the ARCO Products Division. He
                             originally joined ARCO in 1966. Mr. Rusnack is
                             also a director of BWIP Holding, Inc.
Dan F. Smith, 47............ Mr. Smith was elected a Director of the Company on
 Executive Vice President    October 24, 1988. He was elected Executive Vice
 and Chief Operating Officer President and Chief Operating Officer on May 6,
                             1993. He served as Vice President Corporate
                             Planning of ARCO from October 1991 until May 1993.
                             He previously served as Executive Vice President
                             and Chief Financial Officer of the Company from
                             October 1988 to October 1991 and as Senior Vice
                             President of Manufacturing of Lyondell, and its
                             predecessor, the Lyondell Division, from June 1986
                             to October 1988. From August 1985 to June 1986 Mr.
                             Smith served as Vice President of Manufacturing
                             for the Lyondell Division. He joined the Lyondell
                             Division in April 1985 as Vice President, Control
                             and Administration. Prior to 1985, he served in
                             various financial, planning and manufacturing
                             positions with ARCO. He originally joined ARCO in
                             1968.
Paul R. Staley, 64.......... Mr. Staley was elected a Director of the Company on November 28, 1988, effective as of January 25,
                             1989. He has held his current position as Chairman
                             of the Executive Committee of the Board of
                             Directors of P. Q. Corporation (an industry
                             supplier of silicates) since January 1991. He held
                             the positions of President and Chief Executive
                             Officer of P.Q. Corporation from 1973 and 1981,
                             respectively, until January 1991.
William E. Wade, Jr., 51.... Mr. Wade was elected a director of the Company on
                             August 13, 1993. He has been Executive Vice
                             President of ARCO since June 1, 1993 and a
                             director of ARCO since June 1, 1993. He was a
                             Senior Vice President of ARCO from May 1987 to May
                             1993 and President of ARCO Oil and Gas Company
                             from October 1990 to May 1993. He was President of
                             ARCO Alaska, Inc. from July 1987 to July 1990. He
                             was a Vice President of ARCO from 1985 to May
                             1987. From 1981 to 1985, he was Vice President of
                             ARCO Exploration Company. He has been an officer
                             of ARCO since 1985. He originally joined ARCO in
                             1968.

  Set forth below are the executive officers of the Company as of April 1, 1994.

    NAME, AGE AND PRESENT              BUSINESS EXPERIENCE DURING PAST
   POSITION WITH LYONDELL         FIVE YEARS AND PERIOD SERVED AS OFFICER(S)
   ----------------------         ------------------------------------------
John R. Beard, 42............ Mr. Beard became Vice President Quality, Supply
 Vice President, Quality,     and Planning on July 1, 1993. Mr. Beard was
 Supply and Planning          appointed Vice President, Planning and Evaluations
                              in May 1992. He served as the Site Manager of
                              Lyondell's Houston Refinery from 1988 until April
                              1992. From 1985 until

   NAME, AGE AND PRESENT               BUSINESS EXPERIENCE DURING PAST
   POSITION WITH LYONDELL         FIVE YEARS AND PERIOD SERVED AS OFFICER(S)
   ----------------------         ------------------------------------------
                              1988, he served in management assignments in
                              evaluations, marketing and manufacturing. Prior to
                              1985, he served in various management positions
                              for ARCO Products Company and the ARCO Chemical
                              Division. He originally joined ARCO in 1974.
Bob G. Gower, 56............  Mr. Gower was elected Chief Executive Officer of
 Chief Executive Officer,     the Company on October 24, 1988 and Director and
 President and Director       President of the Company on June 27, 1988. He has
                              been President of Lyondell and its predecessor,
                              the Lyondell Division, since formation of the
                              Lyondell Division in April, 1985. Mr. Gower was a
                              Senior Vice President of ARCO from June, 1984
                              until his resignation as an officer of ARCO in
                              January, 1989. Prior to 1984, he served in various
                              capacities with the then ARCO Chemical Division.
                              He originally joined ARCO in 1963.
Robert H. Ise, 59...........  Mr. Ise was appointed Vice President, Marketing,
 Vice President, Lyondell     Supply and Evaluations of LYONDELL-CITGO Refining
 Petrochemical Company        Company Ltd. on July 1, 1993. He previously served
 Vice President, Marketing,   Lyondell as Vice President, Marketing and Sales,
 Supply and Evaluations,      Polymers and Petroleum Products from April, 1992
 LYONDELL-CITGO Refining      until June, 1993 and continues to serve as a Vice
 Company Ltd.                 President of Lyondell. He served as Vice
                              President, Marketing and Sales, Petroleum
                              Products, from December, 1988 until April, 1992.
                              He served as Vice President of Industrial Products
                              Marketing of the Lyondell Division from June, 1987
                              to December, 1988. From May, 1985 to June, 1987 he
                              served as Director, Industrial Products Marketing
                              for the Lyondell Division. Prior thereto, he
                              served in various marketing capacities for the
                              ARCO Products Division. He originally joined ARCO
                              in 1959.
Richard W. Park, 54.........  Mr. Park was elected Vice President, Human
 Vice President, Human        Resources on June 27, 1988. He previously served
 Resources                    as Vice President of Employee Relations of the
                              Lyondell Division since February, 1987. From 1985
                              to 1987 he served as Manager of Personnel for the
                              then ARCO Chemical Division's Specialty Chemicals
                              and International Units. Prior to 1985 he held
                              other employee relations positions with divisions
                              of ARCO. He originally joined ARCO in 1965.
Jeffrey R. Pendergraft, 45..  Mr. Pendergraft was named Senior Vice President on
 Senior Vice President,       May 6, 1993. Mr. Pendergraft was elected Vice
 Secretary and General        President and General Counsel on June 27, 1988 and
 Counsel                      Secretary on October 24, 1988. From September,
                              1985 to June, 1988, he served as General Attorney
                              of the Lyondell Division. Prior to September,
                              1985, he served as an attorney for various
                              operating divisions and corporate units of ARCO at
                              increasing levels of responsibility. He originally
                              joined ARCO in 1972.
W. Norman Phillips, Jr., 39.  Mr. Phillips was elected Vice President,
 Vice President, Channelview  Channelview Operations on May 6, 1993. From May
 Operations                   22, 1992 until May 6, 1993, he served as Site
                              Manager of Channelview

   NAME, AGE AND PRESENT              BUSINESS EXPERIENCE DURING PAST
   POSITION WITH LYONDELL        FIVE YEARS AND PERIOD SERVED AS OFFICER(S)
   ----------------------        ------------------------------------------
                             Operations. He previously served as Manager,
                             Planning from August, 1991 until May, 1992. Prior
                             to August, 1991, he served in various positions in
                             manufacturing and marketing for ARCO and Lyondell,
                             including Sales Manager in the Petroleum Products
                             Marketing Department from September, 1987 until
                             August, 1991. He originally joined ARCO in 1977.
Joseph M. Putz, 53.......... Mr. Putz was elected Vice President and Controller
 Vice President and          on October 24, 1988. Previously he was Vice
 Controller                  President, Control and Administration of Lyondell,
                             and its predecessor, the Lyondell Division, from
                             June 1987 to October 1988. From 1986 to 1987 he
                             served as Director, Internal Control of ARCO. From
                             1985 to 1986 he served as Manager of Special
                             Projects for ARCO. Prior to 1985, he held various
                             financial positions with divisions of ARCO. He
                             originally joined ARCO in 1965.
Dan F. Smith, 47............ Mr. Smith was elected a Director of the Company on
 Executive Vice President    October 24, 1988. He was elected Executive Vice
 and Chief Operating Officer President and Chief Operating Officer on May 6,
                             1993. He served as Vice President Corporate
                             Planning of ARCO from October 1991 until May 1993.
                             He previously served as Executive Vice President
                             and Chief Financial Officer of the Company from
                             October 1988 to October 1991 and as Senior Vice
                             President of Manufacturing of Lyondell, and its
                             predecessor, the Lyondell Division, from June 1986
                             to October 1988. From August 1985 to June 1986,
                             Mr. Smith served as Vice President of
                             Manufacturing for the Lyondell Division. He joined
                             the Lyondell division in April 1985 as Vice
                             President, Control and Administration. Prior to
                             1985, he served in various financial, planning and
                             manufacturing positions with ARCO. He originally
                             joined ARCO in 1968.
Debra L. Starnes, 41........ Ms. Starnes was appointed Vice President,
 Vice President,             Petrochemicals Business Management and Marketing
 Petrochemicals Business     on July 1, 1993. She previously served as Vice
 Management and Marketing    President, Petrochemicals Business Management from
                             May 22, 1992 to July 1993. She served as Vice
                             President, Corporate Planning from September 1991
                             until May 1992. From January 1989 to September
                             1991, she served as Director, Planning. Prior to
                             1989, she held various manufacturing, marketing
                             and planning positions with ARCO and Lyondell. She
                             originally joined ARCO in 1975.
Russell S. Young, 45........ Mr. Young was elected Senior Vice President, Chief
 Senior Vice President,      Financial Officer and Treasurer on May 7, 1992. He
 Chief Financial Officer and previously served as Vice President and Treasurer
 Treasurer                   from November 1988 until May 1992. Mr. Young
                             served as Controller of the ARCO Products Division
                             from September 1986 to January, 1989. From July
                             1984 to September 1986 he served as Assistant
                             Treasurer of ARCO. Prior thereto he served in
                             corporate finance positions for ARCO. He
                             originally joined ARCO in 1980.

  The By-Laws of the Company provide that each officer shall hold office until the officer's successor is elected or appointed and qualified or until the officer's death, resignation or removal by the Board of Directors.

                             RELATIONSHIP WITH ARCO

GENERAL

  As described in "The Company," Lyondell was first a division and then a wholly-owned subsidiary of ARCO until January 1989, when ARCO completed an initial public offering of Lyondell's Common Stock. ARCO currently owns 39,921,400 shares, or 49.9 percent of the outstanding Common Stock. The Company and ARCO have entered into various intercompany transactions and arrangements as described below. Five of the eleven directors of Lyondell are officers of ARCO. Following consummation of the offering of the Exchangeable Notes, ARCO has informed the Company that it intends to cause the ARCO officers who currently serve on the Board of Directors to resign; however, ARCO has not limited its right to nominate and vote for candidates for Lyondell's Board of Directors. ARCO has also stated its current intent to vote its shares of Lyondell Common Stock proportionately to the votes of the non-ARCO stockholders, including with respect to the election of directors; provided, that in the event a person other than ARCO is deemed to own more than 10 percent of the Common Stock within the meaning of Section 13(d) of the Exchange Act and there occurs a contested proxy solicitation within the meaning of Rule 14a-11(a) of the Exchange Act, ARCO intends to vote its shares as it deems appropriate.

REGISTRATION RIGHTS AGREEMENT WITH ARCO

  Subject to the terms and conditions of a registration rights agreement ("Registration Rights Agreement") to be entered into with Lyondell concurrently with the U.S. and international underwriting agreements with respect to the offerings of the Exchangeable Notes ("Underwriting Agreements"), ARCO will agree that it will not, without the prior approval of Lyondell's Board of Directors, prior to the maturity of the Exchangeable Notes, (i) initiate or solicit proposals by a single entity or a group of affiliated entities to acquire all or substantially all of ARCO's Lyondell Common Stock or otherwise to acquire Lyondell (ii) take action by written consent in lieu of a meeting of Lyondell's stockholders or cause to be called any special meeting of Lyondell's stockholders, (iii) initiate or propose, or solicit proxies in respect of, stockholder proposals with respect to the Company, or (iv) solicit proxies or written consents in respect of replacing or adding members of the Lyondell Board of Directors.

  Under the terms and conditions of the Registration Rights Agreement, ARCO will also agree that it will not, without the prior approval of Lyondell's Board of Directors or except upon exchange of the Exchangeable Notes as contemplated by the prospectus for the Exchangeable Notes, prior to one year following maturity date of the Exchangeable Notes dispose of (or enter into an agreement contemplating the disposition of) all or any portion of its Lyondell Common Stock in a private sale to a single entity or a group of affiliated entities, provided that this agreement will not restrict ARCO from selling all or any portion of its Lyondell Common Stock (i) in a public offering intended to result in widespread distribution; (ii) in a Rule 144 transaction under the Securities Act in accordance with the volume limitations set forth therein;
(iii) in a Rule 144A transaction intended to result in widespread distribution to institutional buyers; or (iv) pursuant to a tender offer or exchange offer by Lyondell or a third party or a merger or other business combination including Lyondell that is not solicited by ARCO and in which ARCO is treated on substantially comparable terms with other holders of Lyondell Common Stock. Notwithstanding the foregoing, ARCO is not precluded from (i) participating in any self tender offer or exchange offer or open market purchase program conducted by Lyondell, (ii) voting its shares of Lyondell Common Stock as it deems proper, or (iii) disclosing (including in response to private inquiries) either its intentions concerning matters to be brought before Lyondell's stockholders or making such disclosures as ARCO determines appropriate in compliance with its obligation under the federal securities laws.

  Pursuant to the Registration Rights Agreement, ARCO will have the right to require the Company to use its best efforts to file up to three registration statements under the Securities Act covering ARCO shares of Lyondell Common Stock. ARCO will also have the right, if the Company files a registration statement, to require the Company to register ARCO's shares of Common Stock for sale under the Securities Act on such registration statement. If the exercise by ARCO of such "piggyback registration rights" would result in the registration of a number of shares of Common Stock, that in the judgment of the managing underwriter for the proposed offering exceeds the number which can be sold in the offering, the number of shares that ARCO initially intended to register shall be reduced. ARCO has agreed to pay all costs and expenses relating to the exercise of ARCO's "demand" registration rights. In the event of a "demand" registration, ARCO and the Company will indemnify the underwriters of the offering for certain liabilities, including liabilities under the Securities Act in connection with any such registration, except that in the event that ARCO owns less than 20 percent of the Lyondell Common Stock, the Company will indemnify both ARCO and the underwriters.

  ARCO will pay all costs and expenses incurred by Lyondell in connection with this Prospectus, the Registration Statement and the offering of the Exchangeable Notes. For a further description of expense reimbursement and indemnification agreements, see "Plan of Distribution."

RELATIONSHIP BETWEEN LYONDELL AND ARCO

  In connection with the transfer of assets and liabilities to Lyondell in 1988, the Company and ARCO entered into a number of agreements for the purpose of defining their ongoing relationships. In addition, in July 1987 the Lyondell Division and ARCO Chemical Company ("ARCO Chemical"), then a wholly-owned (and now an 83.3 percent owned) subsidiary of ARCO, entered into a number of agreements in connection with the organization of ARCO Chemical. None of these agreements was the result of arm's-length negotiations between independent parties. It was the intention of the Company, ARCO and ARCO Chemical that such agreements and the transactions provided for therein, taken as a whole, accommodate the parties' interests in a manner that was fair to the parties, while continuing certain mutually beneficial joint arrangements. The Audit Committee of the Board of Directors of the Company, none of the members of which are affiliated with the Company (including LCR), ARCO or ARCO
Chemical has determined that such agreements, taken as a whole, were in its opinion fair to the Company and its stockholders. Because of the complexity of the various relationships between the Company, ARCO and its direct and indirect subsidiaries, including ARCO Chemical (together, "ARCO Affiliates"), however, there can be no assurance that each of such agreements, or the transactions provided for therein, has been effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

  The terms and provisions of many of those initial agreements have been modified subsequently or supplemented and additional or modified agreements, arrangements and transactions have been and will continue to be entered into by the Company and ARCO Affiliates. Any such future agreements, arrangements and transactions will be determined through negotiation between the Company and ARCO Affiliates and it is possible that conflicts of interest will be involved. Future contractual relations among the Company and ARCO Affiliates will be subject to certain provisions of the Company's Certificate of Incorporation. See "--Certificate of Incorporation Provisions Relating to Corporate Conflicts of Interest." In addition, the Audit Committee of the Board of Directors has adopted a set of guidelines for the review of all agreements entered into between the Company and ARCO Affiliates. These guidelines include a provision that, at least annually, the Audit Committee will review such agreements, or the transactions provided for therein, to assure that such agreements are, in its opinion, fair to the Company and its stockholders.

  For the year ended December 31, 1993, Lyondell (including LCR) paid ARCO Affiliates an aggregate of approximately $80 million. For the year ended December 31, 1993, Lyondell recorded revenues of approximately $278 million from sales to ARCO Affiliates, of which $263 million represented sales to ARCO Chemical. Sales to ARCO Chemical accounted for approximately 17 percent of total revenues from sales of petrochemical products, and approximately seven percent of revenues from gross sales.

TECHNOLOGY TRANSFERS AND LICENSES

  Effective July 1, 1988, ARCO assigned to the Company numerous domestic and foreign trademarks and certain U.S. and foreign patents and granted the Company a nonexclusive license to use other trademarks which contain the word "ARCO," to use ARCO's spark symbol as a logo and to use ARCO's color striping scheme, which license was royalty-free for a period of four years. The Company paid ARCO approximately $80,000 under the terms of this license in 1993.

  In connection with the transfer of assets and liabilities relating to the Lyondell Division from ARCO to the Company, the Company and ARCO, effective July 1, 1988, entered into (i) a License Agreement pursuant to which ARCO licensed to the Company on a nonexclusive, royalty-free basis certain rights (including Lyondell's right to sublicense to third parties, in some cases without accounting to ARCO) to ARCO's technology and intellectual property related to certain operations or assets of the Company, (ii) a technology assignment agreement pursuant to which legal title to certain other technology and intellectual property useful in the Company's business (including, without limitation, technology relating to olefins, including product flexibility) was transferred to the Company; provided, however, that except for technology relating to the product flexibility unit, ARCO retained a nonexclusive license to use the technology and property rights in ARCO's other operations, and (iii) an immunity from suit agreement in respect of the Company's right to practice all remaining technology in the possession of the Company prior to July 1, 1988. During 1990, the Company and ARCO entered into a series of amendments to these agreements designed to clarify the parties' rights under the original technology transfer. In addition, Lyondell and ARCO executed a patent maintenance agreement pursuant to which ARCO agreed to maintain certain patents licensed to Lyondell. Lyondell and ARCO also entered into a letter agreement granting Lyondell the right to obtain additional licensing rights.

CROSS-INDEMNITY AGREEMENT

  In connection with the transfer by ARCO of substantially all of the assets and liabilities of its Lyondell Division to the Company, the Company and ARCO executed the Cross-Indemnity Agreement. In the Cross-Indemnity Agreement, the Company agreed generally to indemnify ARCO against substantially all fixed and contingent liabilities relating to the integrated petrochemical and petroleum processing business and certain assets of the Lyondell Division. The liabilities assumed by the Company include the following, to the extent not covered by ARCO's insurance: (1) all liabilities and obligations of the Company and its combined subsidiaries, as of July 1, 1988; (2) all liabilities and obligations under contracts and commitments relating to the business of the Lyondell Division and certain assets relating thereto; (3) employment and collective bargaining agreements affecting the Company's employees; (4) specified pending litigation and other proceedings; (5) federal, state, foreign and local income taxes to the extent provided in the Cross-Indemnity Agreement;
(6) liabilities for other taxes associated with the Lyondell Division's business and certain assets relating thereto; (7) liabilities for any past, present or future violations of federal, state or other laws (including environmental laws), rules, regulations or other requirements of any governmental authority in connection with the business of the Lyondell Division and certain assets relating thereto; (8) existing or future liabilities for claims based on breach of contract, breach of warranty, personal or other injury or other torts relating to such integrated petrochemical and petroleum processing businesses and certain assets relating thereto; and (9) any other liabilities relating to the assets transferred to the Company or its subsidiaries. ARCO has indemnified the Company with respect to other claims or liabilities and other matters of litigation not related to the assets or business transferred by ARCO to the Company.

  The Cross-Indemnity Agreement includes procedures for notice and payment of indemnification claims and provides that a party entitled to indemnification for a claim or suit brought by a third party may require the other party to assume the defense of such claim. The Cross-Indemnity Agreement also includes a defense cost-sharing agreement, whereby the Company will bear its allocated defense costs for certain lawsuits.

SERVICES AGREEMENTS

  The Company and ARCO entered into an agreement effective January 1, 1991 and amended as of February, 1992 (the "Administrative Services Agreement") under which ARCO agreed to continue to provide various transitional services to the Company that ARCO had been providing pursuant to previous administrative service agreements. The services which ARCO now provides the Company pursuant to the Administrative Services Agreement include telecommunications and certain computer-related services. The Administrative Services Agreement terminates no later than December 31, 1997, although it may be terminated in its entirety earlier than such date upon the terminating party providing the other party with at least two years prior notice, and a party may elect to terminate some of the services it is receiving upon 30 days prior notice to the other party. The Administrative Services Agreement provides for an annual renegotiation of fees. ARCO earned a fee of approximately $2 million during 1993 for all of the services (some of which are now provided under other agreements as discussed below) which it provided under the Administrative Services Agreement.

  Effective January 1, 1994, certain services that ARCO had previously been providing under the Administrative Services Agreement began to be provided pursuant to an agreement (the "Employee Services Agreement") covering various employee benefits administration and payroll services and an agreement (the "Investment Management Agreement") covering investment services with regard to the management of Lyondell's qualified employee benefit plan funds. Each of these agreements terminates on May 1, 1998, although it may be terminated in its entirety by ARCO (provided that ARCO no longer owns at least five percent of the outstanding Common Stock) by giving Lyondell at least two years prior notice. In addition, Lyondell may elect to terminate some or all of the services being provided upon 30 days prior notice. Upon termination of any or all services, ARCO will provide Lyondell with support and assistance to accomplish an orderly transition from ARCO's provision of the services to Lyondell's acquisition of comparable services. The Employee Services Agreement provides for substantially all services to be provided at a fee based on ARCO's costs and for the other services to be provided at mutually-agreed fees. The Investment Management Agreement provides for a renegotiation of fees from time to time.

  Effective January 1, 1991, the Company and ARCO entered into an agreement which terminated the insurance coverage previously provided by ARCO and established procedures for the resolution of pending and future claims that are or will be covered under ARCO's policies in effect prior to January 1, 1991.

AGREEMENTS BETWEEN THE COMPANY AND ARCO PIPE LINE COMPANY

  The Company has entered into several contracts with ARCO Pipe Line Company ("ARCO Pipe Line") pursuant to which the Company (1) leased certain pipelines and pipeline segments from ARCO Pipe Line at annual rental rates which include recovery of operating costs, return on capital investment and inflation escalators, (2) acquired the services of ARCO Pipe Line to operate various groups of pipelines owned by the Company, and (3) entered into a throughput and deficiency commitment for volumes at tariff rates for transportation of crude oil and other products. Certain of these contracts that relate to the refining business were assigned to LCR as of July 1, 1993. The Company and LCR paid ARCO Pipe Line approximately $20 million during 1993 for rental fees and services under these contracts. In April 1994, the Company and ARCO Pipe Line concluded negotiations that extend the term of the Company's lease of ARCO Pipe Line's pipeline system described in (1) above through December 31, 2023. Absent any major regulatory changes, the terms and conditions of this lease extension will not be materially different from the current lease.

  ARCO Pipe Line also owns various easements and licenses for its pipelines and related equipment located on the property of the Company or LCR and has performed services relating to the pipeline systems. The Company (including LCR) also ships products over common carrier pipelines owned and operated by ARCO Pipe Line pursuant to filed tariffs on the same basis as other non-affiliated customers.

AGREEMENTS BETWEEN THE COMPANY AND ARCO CHEMICAL COMPANY

  Lyondell provides to ARCO Chemical a large portion of the feedstocks (including ethylene, propylene and methanol) purchased by ARCO Chemical for its manufacturing facilities located at Channelview, Texas. Pricing arrangements under these contracts are generally representative of prevailing market prices. Lyondell also provides certain nominal plant services at the aforementioned plants. ARCO Chemical in turn provides certain feedstocks and supplies to Lyondell at market-based prices.

  The Company sells MTBE produced at one of its two MTBE units to ARCO Chemical at market-based prices. The term of this agreement extends through December 1995. In addition, the Company has agreed to sell to ARCO Chemical MTBE produced at the Company's second MTBE unit that is in excess of LCR's requirements at market-based prices.

DISPUTE RESOLUTION AGREEMENT

  In April 1993, the Company, ARCO and ARCO Chemical entered into a Dispute Resolution Agreement that mandates a procedure for negotiation and binding arbitration of significant commercial disputes among any two or more of the parties.

OTHER AGREEMENTS BETWEEN THE COMPANY AND ARCO

  Lyondell has purchased and LCR continues to purchase certain of its crude oil requirements from affiliates of ARCO under short-term arrangements at prices based on market values at the time of delivery. LCR also purchases crude oil from affiliates of ARCO from time to time on the spot market at then-current spot market prices. The Company and LCR also purchased natural gas and natural gas liquids from affiliates of ARCO during 1993 on the spot market at then-current spot market prices.

  The Company (including LCR) also sold products to ARCO Affiliates, including crude oil resales and sales of heating oil and lube oil at market-based prices.

CERTIFICATE OF INCORPORATION PROVISIONS RELATING TO CORPORATE CONFLICTS OF INTEREST

  In order to address certain potential conflicts of interest between the Company and ARCO (for purposes of this section the term "ARCO" also includes ARCO's successors and any corporation, partnership or other entity in which ARCO owns fifty percent or more of the voting securities or other interests), the Company's Certificate of Incorporation contains provisions regulating and defining the conduct of certain affairs of the Company as they may involve ARCO and its officers and directors, and the powers, rights, duties and liabilities of the Company and its officers, directors and stockholders in connection therewith. In general, these provisions recognize that from time to time the Company and ARCO may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities. The Certificate of Incorporation provides that ARCO has no duty to refrain from (1) engaging in business activities or lines of business that are the same as or similar to those of the Company, (2) doing business with any customer of the Company or (3) employing any officer or employee of the Company. The Certificate of Incorporation provides that ARCO is not under any duty to present any corporate opportunity to the Company which may be a corporate opportunity for both ARCO and the Company, and that ARCO will not be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company by reason of the fact that ARCO pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not present the corporate opportunity to the Company. ARCO currently owns interests in certain chemical companies and refiners (other than the Company) and has advised the Company that it may continue to acquire additional interests in chemical companies and refiners.

  The Certificate of Incorporation provides that directors and officers of the Company will not be liable to the Company or its stockholders for breach of any fiduciary duty if they comply with the following provisions of the Certificate of Incorporation. When a corporate opportunity is offered in writing to an officer or an officer and a director of the Company who is also an officer or an officer and a director of ARCO, solely in his or her designated capacity with one of the two companies, such opportunity shall be first presented to whichever company was so designated. No person is currently in this category. Otherwise, (1) a corporate opportunity offered to any person who is an officer or officer and director of the Company and who is also a director of ARCO, shall be first presented to the Company, (2) a corporate opportunity offered to a person who is a director of the Company and who is also an officer or officer and director of ARCO shall be first presented to ARCO, (3) in all other cases, a corporate opportunity offered to any person who is an officer and/or a director of both the Company and ARCO shall be first presented to the Company. Mr. Bowlin, Mr. Comstock, Mr. Dallas, Mr. Rusnack and Mr. Wade are in category
(2) and no persons currently are in categories (1) and (3).

  Another section of the Certificate of Incorporation provides that no contract, agreement, arrangement or transaction between the Company and ARCO or between the Company and a director or officer of the Company or of ARCO would be void or voidable for the reason that ARCO or any director or officer of the Company or of ARCO are parties thereto or because any such director or officer were present or participated in the meeting of the Board of Directors which authorized the contract if the material facts about the contract, agreement, arrangement or transaction were disclosed or known to the Board of Directors or the stockholders and the Board of Directors in good faith authorizes the contract by a vote of a majority of the disinterested directors or the majority of stockholders approves such contract, agreement, arrangement or transaction.

  The foregoing Certificate of Incorporation provisions describe the obligations of officers and directors of the Company with respect to presentation of corporate opportunities, but do not limit the ability of the Company or of ARCO to consider and act upon such opportunities whether or not such provisions have been followed.

                           SECURITY OWNERSHIP BY ARCO

  ARCO currently owns, and immediately following the offering of the Exchangeable Notes will own, 39,921,400 shares, or 49.9 percent, of the outstanding Common Stock. Pursuant to the terms of the Exchangeable Notes, ARCO may, at its option, consummate the mandatory exchange at maturity thereof by delivering to holders thereof shares of Common Stock or cash with an equal value. ARCO's ownership interest after maturity of the Exchangeable Notes could remain at 49.9 percent of the presently outstanding number of shares of Common Stock (if it elects to deliver cash) or could be reduced to less than one percent of the presently outstanding shares of Common Stock if (a) at maturity of the Exchangeable Notes the "Maturity Price" is less than or equal to the "Initial Price" (each as defined in the prospectus for the Exchangeable Notes),
(b) the underwriters of the offering of the Exchangeable Notes elect to exercise their over-allotment option in full and (c) ARCO elects to deliver Common Stock instead of cash. However, ARCO is under no obligation to, and there can be no assurance that ARCO will, elect to exercise its option to deliver Common Stock pursuant to the terms of the Exchangeable Notes.

  For a description of expense reimbursement and indemnification agreements with respect to this Prospectus, the Registration Statement and the offering of the Exchangeable Notes, see "Plan of Distribution," and for a description of ARCO's intentions with respect to the Company and of the Registration Rights Agreement between ARCO and the Company, see "Relationship with ARCO--General" and "--Registration Rights Agreement with ARCO."

  For additional information concerning the relationship between the Company and ARCO, see "Relationship with ARCO."

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company currently consists of 250,000,000 shares of Common Stock, par value $1 per share. ARCO, which owns 49.9 percent of the outstanding Common Stock, has entered into a Registration Rights Agreement with the Company regarding certain voting, transfer and other matters with respect to the shares of Common Stock it owns. See "Relationship with ARCO--Registration Rights Agreement with ARCO."

COMMON STOCK

  The Company is currently authorized to issue 250,000,000 shares of Common Stock, of which 80,000,000 shares of Common Stock are outstanding at the date hereof.

  Holders of Common Stock are entitled (i) to receive such dividends as may from time to time be declared by the Board of Directors of the Company; (ii) to one vote per share on all matters on which the stockholders are entitled to vote; (iii) to act by written consent in lieu of voting at a meeting of stockholders; and (iv) to share ratably in all assets of the Company available for distribution to the stockholders, in the event of liquidation, dissolution or winding up of the Company. For additional information regarding the Company's dividend policy, see Item 5 of the Company's 1993 Form 10-K Report, which report is incorporated herein by reference. The holders of a majority of the shares of Common Stock represented at a meeting can elect all of the directors.

  Shares of Common Stock are not liable to further calls or assessments by the Company for any liabilities of the Company that may be imposed on its stockholders under the laws of the State of Delaware, the state of incorporation of the Company. There are no preemptive rights for the Common Stock in the Certificate of Incorporation.

  The Transfer Agent, Registrar and Dividend Disbursing Agent for the Common Stock is The Bank of New York.

PREFERRED STOCK

  The Board of Directors has adopted a resolution declaring the advisability of an amendment to the Certificate of Incorporation of the Company to authorize the issuance of up to 80,000,000 shares of Preferred Stock, $0.01 par value (the "Preferred Stock"). The proposed amendment to the Certificate of Incorporation is included in the 1994 Proxy Statement and incorporated herein by reference. The discussion hereunder is qualified in its entirety by reference to Appendix A of the 1994 Proxy Statement. If this proposal is approved by the stockholders, the Board will be able to specify the precise characteristics of the Preferred Stock to be issued, in light of current market conditions and the nature of specific transactions, and will not be required to solicit further authorization from stockholders for any specific issue of Preferred Stock.

  The Board of Directors has adopted a policy providing that no future issuance of Preferred Stock will be effected without stockholder approval unless the Board (whose decision shall be conclusive) determines in good faith (i) that such issuance is primarily for the purpose of facilitating a financing, an acquisition or another proper corporate objective or transaction, and (ii) that any anti-takeover effects of such issuance are not the Company's primary purpose for effecting such issuance. The Board of Directors will not amend or revoke this policy without giving written notice to the holders of all outstanding shares of the Company's stock, however, no such amendment or revocation will be effective, without stockholder approval, to permit a subsequent issuance of Preferred Stock for the primary purpose of obstructing a takeover of the Company by any person who has, prior to such written notice to stockholders, notified the Board of Directors of such person's desire to pursue a takeover of the Company. As of the date hereof, the Board of Directors has no present intention to issue any series of Preferred Stock.

  The authorization of preferred stock could have the effect of discouraging a tender offer or unsolicited attempt to acquire control of the Company in a transaction that a stockholder might deem desirable, including takeover attempts that might result in a premium over the market price of the Common Stock. Preferred stock issuances involving certain voting or conversion privileges can be used to make the acquisition of a company more difficult or more costly. The Company is not aware of any present effort by any person to accumulate the Company's Common Stock or to obtain control of the Company.

  Adoption of the proposed amendment to the Certificate of Incorporation will require the affirmative vote of a majority of the outstanding shares of Common Stock.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                 FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

  The following is a summary of certain United States federal income tax consequences of the acquisition, ownership and disposition of Common Stock by a holder that, for United States federal income and estate tax purposes, is a Non-United States Holder. For purposes of this discussion, a "Non-United States Holder" means a corporation, individual or partnership, that is, as to the United States, a foreign corporation, a non-resident alien individual or a foreign partnership, or a trust, other than one the income of which is subject to United States federal income tax regardless of its source. This summary does not address all aspects of the United States federal income and estate taxation and does not deal with foreign, state and local tax consequences that may be relevant to non-United States Holders in light of their specific circumstances. Furthermore, this summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended and the regulations, rulings and judicial decisions thereunder, all of which are subject to change. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES WHICH MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION.

DIVIDENDS

  Dividends paid to a Non-United States Holder generally will be subject to withholding of United States federal income tax at a rate of 30 percent (or a lower rate prescribed by an applicable tax treaty). If the dividends are effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, the dividends will be subject to the ordinary United States federal income tax on net income that applies to United States persons and will not be subject to withholding if the Non-United States Holder files a United States Internal Revenue Service Form 4224 with the Company or its dividend paying agent. In the case of corporate holders, such dividends might also be subject to the United States branch profits tax at a rate of 30 percent (or a lower rate prescribed by an applicable tax treaty). A Non-United States Holder may be required to satisfy certain certification requirements in order to obtain any reduction of or exemption from withholding under the foregoing rules and may obtain a refund of any excess amounts currently withheld by filing an appropriate refund claim with the United States Internal Revenue Service.

  Distributions in excess of the Company's current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated first as a return of capital to the extent of the Non-United States Holder's tax basis in the Common Stock (and will be applied against and reduce such holder's tax basis in the Common Stock) and thereafter as gain from the sale of Common Stock. The portion treated as a return of capital will not be subject to United States federal income tax and the portion, if any, treated as gain will be subject to the rules described below under "--Gain on Disposition." Because the Company will not be able to determine whether a distribution should properly be treated as a dividend or as a return of capital at the time of payment, it is required to treat all distributions as dividends for United States withholding tax purposes. Non-United States Holders will be eligible to claim a refund to the extent that a distribution represents a return of capital and may in certain circumstances be eligible to claim a refund to the extent that a distribution is treated as gain. Non-United States Holders should consult their own tax advisors with respect to distributions in excess of current and accumulated earnings and profits.

GAIN ON DISPOSITION

  General Rule. Subject to special rules for individuals described below, a Non-United States Holder generally will not be subject to United States federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder (in which case the United States branch profits tax described above may also apply to corporate holders) or (ii) the gain is treated as effectively connected with the conduct of a trade or business within the United States because the Company is or has been a "United States real property holding corporation" for United States federal income tax purposes (in which case, withholding of such tax may also apply). The Company believes that it is currently, and is likely to remain, a United States real property holding corporation. The preceding sentence notwithstanding, under currently effective United States federal income tax laws, gain recognized by a Non-United States Holder will not be treated as effectively connected with the conduct of a trade or business within the United States (or subject to withholding) unless such Non-United States Holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than five percent of the Common Stock. Non-United States Holders should consult applicable tax treaties, which may provide for different rules (including possibly the exemption of certain capital gains from tax).

  Individuals. In addition to the rules described above, an individual Non-United States Holder who holds Common Stock as a capital asset generally will be subject to tax on any gain recognized on the disposition of such stock if such individual is present in the United States for 183 days or more in the taxable year of disposition and (i) has a "tax home" in the United States (as specifically defined under the United States federal income tax laws) or (ii) maintains an office or other fixed place of business in the United States to which the gain from the sale of the stock is attributable. Certain individual Non-United States Holders may also be subject to tax pursuant to provisions of United States federal income tax law applicable to certain United States expatriates.

FEDERAL ESTATE TAX

  Common Stock owned or treated as owned by an individual Non-United States Holder at the date of death will be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  The Company or its designated paying agent (the "payor") must report annually to the United States Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to and the tax, if any, withheld with respect to such holder. That information may also be made available to the tax authorities of the country in which the Non-United States Holder resides.

  United States information reporting requirements (other than the reporting of dividend payments described in the preceding paragraph ) and United States backup withholding (imposed at a 31 percent rate) generally will not apply to dividends paid to a Non-United States Holder at an address outside the United States, unless the payor has knowledge that the payee is a United States person. Otherwise, information reporting and backup withholding may apply to dividends paid on the Common Stock to a

Non-United States Holder who fails to furnish certain information, including a tax identification number, in the manner required by United States law and applicable regulations.

  Payment of the proceeds of a disposition of Common Stock by a United States office of a broker is subject to backup withholding and information reporting, unless the holder certifies to the broker under penalties of perjury as to its name, address and status as a Non-United States Holder or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of Common Stock by a foreign office of a foreign broker that is not a United States Related Person. Information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a disposition of Common Stock by a foreign office of a broker that is a United States person or a United States Related Person, unless the broker has documentary evidence in its records that the holder is a Non-United States Related Person, unless the broker has no knowledge to the contrary and certain other conditions are met. For this purpose, a "United States Related Person" is (i) a foreign broker, 50 percent or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States or (ii) a foreign broker that is a "controlled foreign corporation" for United States federal income tax purposes.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States federal income tax liability, provided that required information is furnished to the United States Internal Revenue Service.

                              PLAN OF DISTRIBUTION

  The offering of the Exchangeable Notes by ARCO is being made through concurrent offerings in the United States and outside the United States. Subject to the terms and conditions of the Underwriting Agreement for the offering in the United States, ARCO has agreed to sell to each of the underwriters named below, and each of such underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc are acting as representatives, has severally agreed to purchase from ARCO the respective number of Exchangeable Notes set forth opposite its name below:

                                                                     NUMBER OF
                                                                    EXCHANGEABLE
                               UNDERWRITER                             NOTES
                               -----------                          ------------
      Goldman, Sachs & Co..........................................
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated........................................
      Salomon Brothers Inc.........................................
          Total....................................................  30,000,000
                                                                     ==========

  Subject to the terms and conditions of the Underwriting Agreement for the offering outside of the United States, ARCO has agreed to sell to each of the international underwriters named below, and each of such international underwriters, for whom Goldman Sachs International, Merrill Lynch International Limited and Salomon Brothers International Limited are acting as representatives, has severally agreed to purchase from ARCO the respective number of Exchangeable Notes set forth opposite its name below:

                                                                     NUMBER OF
                                                                    EXCHANGEABLE
                               UNDERWRITER                             NOTES
                               -----------                          ------------
      Goldman Sachs International..................................
      Merrill Lynch International Limited..........................
      Salomon Brothers International Limited.......................
          Total....................................................  5,000,000
                                                                     =========

  Under the terms and conditions of the Underwriting Agreements, the underwriters are committed to take and pay for all of the Exchangeable Notes offered pursuant to the applicable prospectus related thereto, if any are taken.

  The underwriters propose to offer the Exchangeable Notes in part directly to the public at the initial public offering price set forth on the cover page of the applicable prospectus for the Exchangeable Notes; and in part to certain
securities dealers at such price less a concession of $     per Exchangeable
Note. The underwriters may allow, and each of such dealers may reallow, a
concession not exceeding $     per Exchangeable Note to certain dealers and
brokers. After the Exchangeable Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  ARCO and Lyondell have entered into separate U.S. and international Underwriting Agreements providing for the concurrent offer and sale by ARCO of 30,000,000 Exchangeable Notes in the United States and 5,000,000 Exchangeable Notes outside the United States. The offering price and underwriting discount per Exchangeable Note for the two offerings are identical. The closing of the offering made in the United States is a condition to the closing of the offering outside the United States, and vice versa.

  ARCO has granted the underwriters an option exercisable for 30 calendar days after the date of this Prospectus to purchase up to an aggregate of an additional 4,921,400 Exchangeable Notes solely to cover over-allotments, if any. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of the Exchangeable Notes to be purchased by each of them, as shown in the foregoing table, bears to the aggregate of 35,000,000 Exchangeable Notes being offered. The underwriters may exercise such option only to cover over-allotments in connection with the sale of the Exchangeable Notes being offered.

  ARCO and Lyondell have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 120 days after the date of this Prospectus, subject to certain exceptions set forth in the Underwriting Agreements, they will not offer, sell, contract to sell or otherwise dispose of, without the prior written consent of the representatives of the underwriters, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

  The Exchangeable Notes will be a new issue of securities with no established trading market. The representatives have advised ARCO that they intend to make a market in the Exchangeable Notes but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Exchangeable Notes.

  Lyondell has agreed to indemnify the underwriters of the Exchangeable Notes against certain civil liabilities, including liabilities under the Securities Act. ARCO has agreed to reimburse Lyondell for any legal and other expenses reasonably incurred by Lyondell in the preparation, printing and filing of, and in connection with investigating or defending any action or claim relating to, this Prospectus, the Registration Statement or the offering of the Exchangeable Notes.

  This Prospectus relates to the 35,000,000 shares of Common Stock that may be delivered by ARCO pursuant to the Exchangeable Notes and is Appendix A to both the U.S. prospectus and the international prospectus of ARCO covering the sale of the Exchangeable Notes (individually, an "ARCO Prospectus"). At maturity of the Exchangeable Notes the principal amount of each such note will be mandatorily exchanged by ARCO into shares of Common Stock or, at ARCO's option, cash with an equal value. For a description of the Exchangeable Notes, see "Description of the Exchangeable Notes" in the applicable ARCO Prospectus.

                             CERTAIN LEGAL MATTERS

  Certain legal matters will be passed upon for the Company by Jeffrey R. Pendergraft, Esq., Senior Vice President, Secretary and General Counsel of Lyondell. Mr. Pendergraft beneficially owns 25,521 shares of Common Stock. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore. Cravath, Swaine & Moore provides legal services to ARCO from time to time, and is currently doing so on certain matters relating to ARCO's investment in the Company.

                                    EXPERTS

  The consolidated balance sheet as of December 31, 1993 and 1992 and the consolidated statements of income and accumulated deficit, and cash flows for each of the three years in the period ended December 31, 1993, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

  With respect to the unaudited consolidated interim financial information for the three-month periods ended March 31, 1994 and 1993 included in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, appearing elsewhere herein states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited consolidated interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Accountants.........................................  F-2
Financial Statements
  Consolidated Statement of Income and Accumulated Deficit for the Years
   Ended December 31, 1993, 1992 and 1991.................................  F-3
  Consolidated Balance Sheet as of December 31, 1993 and 1992.............  F-4
  Consolidated Statement of Cash Flows for the Years Ended December 31,
   1993, 1992 and 1991....................................................  F-5
  Notes to Consolidated Financial Statements..............................  F-6
Independent Accountants' Review Report ................................... F-22
Unaudited Financial Statements
  Consolidated Statement of Income for the Three Months Ended March 31,
   1994 and 1993.......................................................... F-23
  Consolidated Balance Sheet as of March 31, 1994 and December 31, 1993... F-24
  Consolidated Statement of Cash Flows for the Three Months Ended March
   31, 1994 and 1993...................................................... F-25
  Notes to Unaudited Consolidated Financial Statements.................... F-26

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Lyondell Petrochemical Company

  We have audited the accompanying consolidated balance sheet of Lyondell Petrochemical Company as of December 31, 1993 and 1992, and the related consolidated statements of income and accumulated deficit and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lyondell Petrochemical Company as of December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

  As discussed in Note 4 to the consolidated financial statements, during 1993 the Company changed its method of accounting for the cost of repairs and maintenance incurred in connection with turnarounds of major units at its manufacturing facilities and in 1992, the Company changed its method of accounting for income taxes and for postretirement benefits other than pensions.

                                          Coopers & Lybrand

Houston, Texas
February 11, 1994

                         LYONDELL PETROCHEMICAL COMPANY

            CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED DEFICIT

                                                         FOR THE YEAR ENDED
                                                            DECEMBER 31
                                                        ----------------------
                                                         1993    1992    1991
                                                        ------  ------  ------
                                                        MILLIONS OF DOLLARS
                                                               EXCEPT
                                                         PER SHARE AMOUNTS
Sales and other operating revenues:
  Unrelated parties...................................  $3,572  $4,480  $5,209
  Related parties.....................................     278     329     526
                                                        ------  ------  ------
                                                         3,850   4,809   5,735
Operating costs and expenses:
  Cost of sales:
    Unrelated parties.................................   3,359   4,283   4,801
    Related parties...................................     268     295     409
  Selling, general and administrative expenses........     130     127     126
                                                        ------  ------  ------
                                                         3,757   4,705   5,336
                                                        ------  ------  ------
  Operating income....................................      93     104     399
Interest expense......................................     (74)    (79)    (74)
Interest income.......................................       2      10      14
Minority interest in LYONDELL-CITGO Refining Company
 Ltd..................................................      (5)     --      --
                                                        ------  ------  ------
  Income before income taxes and cumulative effect of
   accounting changes.................................      16      35     339
Provision for income taxes............................      12       9     117
                                                        ------  ------  ------
  Income before cumulative effect of accounting
   changes............................................       4      26     222
Cumulative effect on prior years of acounting changes,
 net of tax...........................................      22     (10)     --
                                                        ------  ------  ------
Net income............................................  $   26  $   16  $  222
                                                        ======  ======  ======
Earnings (loss) per share:
  Income before cumulative effect of accounting
   changes............................................  $  .06  $  .32  $ 2.78
  Cumulative effect on prior years of accounting
   changes............................................     .27    (.12)     --
                                                        ------  ------  ------
  Net income..........................................  $  .33  $  .20  $ 2.78
                                                        ======  ======  ======
Pro forma amounts, assuming retroactive application of
 new accounting method for turnarounds:
  Income before cumulative effect of accounting
   changes............................................          $   31  $  216
                                                                ======  ======
  Income per share before cumulative effect of
   acounting changes..................................          $  .39  $ 2.70
                                                                ======  ======
  Net income..........................................  $    4  $   22  $  216
                                                        ======  ======  ======
  Net income per share................................  $  .06  $  .27  $ 2.70
                                                        ======  ======  ======
Accumulated deficit at beginning of year..............  $ (244) $ (116) $ (200)
  Net income..........................................      26      16     222
  Cash dividends......................................    (108)   (144)   (140)
  Other...............................................      --      --       2
                                                        ------  ------  ------
Accumulated deficit at end of year....................  $ (326) $ (244) $ (116)
                                                        ======  ======  ======

                See notes to consolidated financial statements.

                         LYONDELL PETROCHEMICAL COMPANY

                           CONSOLIDATED BALANCE SHEET

                                                                 DECEMBER 31
                                                                --------------
                                                                 1993    1992
                                                                ------  ------
                            ASSETS                               MILLIONS OF
                            ------                                 DOLLARS
Current assets:
  Cash and cash equivalents.................................... $   40  $  108
  Restricted cash (Note 3).....................................     73      --
  Short-term investments.......................................      6      13
  Accounts receivable:
    Trade......................................................    179     227
    Related parties............................................     25      26
  Inventories..................................................    191     180
  Prepaid expenses and other current assets....................      9      14
                                                                ------  ------
    Total current assets.......................................    523     568
                                                                ------  ------
Fixed assets:
  Property, plant and equipment................................  2,545   2,470
  Less accumulated depreciation and amortization...............  1,890   1,847
                                                                ------  ------
                                                                   655     623
Deferred charges and other assets..............................     53      24
                                                                ------  ------
Total assets................................................... $1,231  $1,215
                                                                ======  ======
             LIABILITIES AND STOCKHOLDERS' DEFICIT
             -------------------------------------
Current liabilities:
  Accounts payable:
    Trade...................................................... $  203  $  234
    Related parties............................................      4       9
  Notes payable................................................      4      --
  Current maturities of long-term debt.........................      8      29
  Other accrued liabilities....................................     80      73
                                                                ------  ------
    Total current liabilities..................................    299     345
                                                                ------  ------
Long-term debt.................................................    717     725
Other liabilities and deferred credits.........................     78      72
Deferred income taxes..........................................    101      79
Commitments and contingencies (Note 18)
Minority interest..............................................    124      --
Stockholders' equity (deficit):
  Common stock, $1 par value, 250,000,000 shares authorized,
   80,000,000
   issued and outstanding......................................     80      80
  Additional paid-in capital...................................    158     158
  Accumulated deficit..........................................   (326)   (244)
                                                                ------  ------
    Total stockholders' deficit................................    (88)     (6)
                                                                ------  ------
Total liabilities and stockholders' deficit.................... $1,231  $1,215
                                                                ======  ======

                See notes to consolidated financial statements.

                         LYONDELL PETROCHEMICAL COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                               FOR THE YEAR
                                                              ENDED DECEMBER
                                                                    31
                                                              ----------------
                                                              1993  1992  1991
                                                              ----  ----  ----
                                                               MILLIONS OF
                                                                 DOLLARS
Cash flows from operating activities:
  Net income................................................. $ 26  $ 16  $222
  Adjustments to reconcile net income to net cash provided by operating activities:
    Cumulative effect of accounting changes, net of tax......  (22)   10    --
    Depreciation and amortization............................   58    39    39
    Deferred taxes...........................................    7     2    18
    Net change in accounts receivable, inventories and
     accounts payable........................................  (11)   54    (1)
    Net change in other working capital accounts.............   16   (20)    3
    Minority interest........................................    5    --    --
    Other....................................................    5     7   (11)
                                                              ----  ----  ----
      Net cash provided by operating activities..............   84   108   270
                                                              ----  ----  ----
Cash flows from investing activities:
  Minority owner contribution................................  116    --    --
  Additions to fixed assets..................................  (69)  (97)  (43)
  Purchases of short-term investments........................   (9)   --  (104)
  Proceeds from sales of short-term investments..............   16    88     3
                                                              ----  ----  ----
      Net cash provided by (used in) investing activities....   54    (9) (144)
                                                              ----  ----  ----
Cash flows from financing activities:
  Proceeds from short-term debt..............................   16    --    --
  Repayments of short-term debt..............................  (12)   --    --
  Proceeds from long-term debt...............................   --   200   150
  Repayments of long-term debt...............................  (29)  (67)  (29)
  Repayments of capitalized lease obligations................   --  (186)  (28)
  Dividends paid............................................. (108) (144) (140)
                                                              ----  ----  ----
      Net cash used in financing activities.................. (133) (197)  (47)
                                                              ----  ----  ----
Increase (decrease) in cash, restricted cash and cash
 equivalents.................................................    5   (98)   79
Cash and cash equivalents at beginning of period.............  108   206   127
                                                              ----  ----  ----
Cash, restricted cash and cash equivalents at end of period.. $113  $108  $206
                                                              ====  ====  ====

                See notes to consolidated financial statements.

                         LYONDELL PETROCHEMICAL COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. FORMATION OF THE COMPANY AND OPERATIONS

  In 1985, Atlantic Richfield Company (ARCO) established the Lyondell Petrochemical Company as a division of ARCO (Lyondell Division). Lyondell Petrochemical Corporation, a wholly-owned subsidiary of ARCO, was incorporated in the state of Delaware in 1985 and subsequently changed its name to Lyondell Petrochemical Company (Company). Effective July 1, 1988, ARCO transferred substantially all the assets and liabilities relating to the integrated petrochemical and petroleum processing business of the Lyondell Division to the Company. In addition, certain pipeline assets were transferred to the Company. For financial reporting purposes, the transfer of these assets and liabilities was recorded at the historical net book value of $127 million as of July 1, 1988.

  On January 25, 1989, ARCO completed an initial public offering of 43,000,000 shares of the Company's 80,000,000 shares of common stock owned by ARCO. The Company received none of the proceeds from the sale. As of December 31, 1993, ARCO owned 39,921,400 shares, which represents 49.9 percent of the outstanding common stock.

  The Company and LYONDELL-CITGO Refining Company Ltd. (LCR) operate in two business segments: petrochemicals and refining. The Company generally sells its petrochemical products to customers for use primarily in the manufacture of other chemicals and products, which in turn are used in the production of a wide variety of consumer and end-use products. LCR sells its principal refined products primarily to CITGO Petroleum Corporation (CITGO) and to a lesser extent, other marketers of petroleum products. See Note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation--The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant transactions between the entities of the Company have been eliminated from the consolidated financial statements. Certain amounts from prior years have been reclassified to conform to current year presentation.

  Cash, Cash Equivalents and Short-Term Investments--Cash equivalents consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts purchased with an original maturity date of three months or less. Short-term investments consist of similar investments maturing in more than three months from purchase. The Company's policy is to invest cash in conservative, highly rated instruments and limit the amount of credit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions which are considered in the Company's investment strategy. Cash equivalents and short-term investments are stated at cost which approximates market value because of the short maturity of these instruments.

  The Company has no requirements for compensating balances in a specific amount at a specific point in time. The Company does maintain compensating balances for some of its banking services and products. Such balances are maintained on an average basis and are solely at the Company's discretion, so that effectively on any given date, none of the Company's cash is restricted with the exception of cash held for use in connection with LCR capital projects and other expenditures as determined by the LCR owners (see Note 3).

  Accounts Receivable--The Company sells its products primarily to companies in the petrochemical and refining industries. The Company performs ongoing credit evaluations of its customers' financial condition and in certain circumstances requires letters of credit from them. The Company's allowance for doubtful accounts receivable, which is reflected in the consolidated balance sheet as a reduction in accounts receivable, totaled $2 million at December 31, 1993 and 1992.

                         LYONDELL PETROCHEMICAL COMPANY

  Inventories--Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis except for materials and supplies, which are valued at average cost.

  Fixed Assets--Fixed assets are recorded at cost. Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of the related assets as follows:

        Manufacturing facilities and equipment   -- 5 to 30 years
        Leased assets and improvements           -- 5 to 20 years

  Upon retirement or sale, the Company removes the cost of the assets and the related accumulated depreciation from the accounts and reflects any resulting gains or losses in income.

  Environmental Remediation Costs--Expenditures related to investigation and remediation of contaminated sites which include operating facilities and waste disposal sites, are accrued when it is probable that a liability has been incurred and the amount of that liability can reasonably be estimated. These costs are expensed or capitalized in accordance with generally accepted accounting principles.

  Futures Contracts--The Company executes futures contracts primarily to hedge fluctuations in product prices and feedstock costs. Changes in the market value of hedging contracts are reported as an adjustment to cost of sales upon completion of the hedged transaction.

  Exchanges--Crude oil and finished product exchange transactions, which are of a homogeneous nature of commodities in the same line of business, that do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal LIFO valuation policy. Exchanges that are settled through payment and receipt of cash are accounted for as purchases and sales.

  Income Taxes--Deferred taxes result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes and are calculated, effective in 1992 with the adoption of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", based upon cumulative book/tax differences in the balance sheet.

3. FORMATION OF LYONDELL-CITGO REFINING COMPANY LTD.

  On July 1, 1993, the Company and CITGO announced the commencement of operations of LCR, a new entity formed and owned by the Company and CITGO in order to own and operate the Company's refining business, including the full-conversion Houston refinery (Refinery). LCR is undertaking a major upgrade project at the Refinery to enable the facility to process substantial additional volumes of very heavy crude oil.

  LCR is a limited liability company organized under the laws of the state of Texas. The Company owns its interest in LCR through a wholly-owned subsidiary, Lyondell Refining Company. CITGO holds its interest through CITGO Refining Investment Company, a wholly-owned subsidiary of CITGO. CITGO has committed to reinvest its share of operating cash flow during the upgrade project, while the Company has unrestricted access to its share of operating cash flow from LCR.

  Under the terms of the transaction, CITGO will provide a major portion of the funds for the upgrade project, as well as certain funds for general refinery capital projects. Project engineering for the upgrade is currently underway and at the present time, LCR management anticipates the cost over the next three to four years to be approximately $800 million.

                         LYONDELL PETROCHEMICAL COMPANY

  Funding for the upgrade project will occur in three phases. The first phase, the initial $300 million, will be funded by CITGO. The second phase will be funded by an LCR borrowing of $200 million. The third phase, which is expected to occur toward the end of the upgrade project, will be a combination of LCR borrowing and contributions from CITGO and the Company. Prior to completion of the upgrade project, the financing costs for the upgrade project loans will be funded by CITGO. The timing of the third phase and the level of contributions from the Company and CITGO will be dependent upon the total cost of the upgrade project. It is currently anticipated that the Company will contribute, in the form of a subordinated loan, 25 percent of the cost of the upgrade project in excess of $500 million ($75 million if the cost of the upgrade project equals $800 million).

  On July 1, 1993, the Company contributed its refining assets (including the lube oil blending and packaging plant in Birmingport, Alabama) and refining working capital to LCR and retained an approximate 95 percent interest in LCR. CITGO contributed $50 million for future capital projects of LCR and in exchange received an approximate five percent interest in LCR. CITGO also made an additional $50 million contribution for future capital projects of LCR on December 31, 1993. At December 31, 1993, CITGO had an approximate 10 percent interest in LCR. In addition to the funding related to the upgrade project described in the prior paragraph, CITGO has one additional contribution commitment of $30 million to be made upon completion of the upgrade project and it has an option to make an additional equity contribution sufficient to increase its interest to 50 percent.

  On July 1, 1993, LCR entered into a long-term crude oil supply agreement with LAGOVEN, S.A., an affiliate of CITGO. In addition, under the terms of a long-term product sales agreement, CITGO will purchase a majority of the refined products produced at the Refinery. Both LAGOVEN and CITGO are subsidiaries of Petroleos de Venezuela, S.A., the national oil company of Venezuela.

  Also effective July 1, 1993, the parties entered into multiple agreements for feedstock and product sales between LCR and the Company. These agreements generally are aimed at preserving much of the synergy that previously existed between the Company's refining and petrochemical businesses. LCR and the Company also have entered into a tolling agreement, pursuant to which alkylate and MTBE will be produced at the Channelview Complex for LCR, and various administrative services agreements.

  With respect to liabilities associated with LCR, the Company generally has retained liability for events that occurred prior to July 1, 1993 and certain on-going environmental projects at the Refinery. LCR generally is responsible for liabilities associated with events occurring after June 30, 1993 and on-going environmental compliance inherent to the operation of the Refinery.

  At December 31, 1993, $73 million of cash and $6 million of short-term investments were restricted for use in connection with LCR capital projects, including the Refinery upgrade project and other expenditures as determined by the LCR owners.

4. ACCOUNTING CHANGES

  In the first quarter of 1993, effective January 1, 1993, the Company changed its method of accounting for the cost of repairs and maintenance incurred in connection with turnarounds of major units at its manufacturing facilities. Under the new method, turnaround costs exceeding $5 million are deferred and amortized on a straight-line basis until the next planned turnaround, generally four to six years. In prior years, all turnaround costs were expensed as incurred. The Company believes that the new method of accounting is preferable in that it provides for a better matching of turnaround costs with future product revenues. The cumulative effect of this accounting change for years prior to 1993

                         LYONDELL PETROCHEMICAL COMPANY
resulted in a benefit of $33 million ($22 million or $.27 per share after income taxes), and was included in first quarter income. The change resulted in $9 million after-tax (or $.11 per share) of additional amortization expenses during the year ended December 31, 1993.

  In the fourth quarter of 1992, the Company adopted, effective January 1, 1992, the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", requiring the accrual of postretirement benefits. The applicable postretirement benefits include medical and life benefit plans. In prior years, expenses for these plans were recognized on a pay-as-you-go basis. The change resulted in a decrease of 1992 net income before cumulative effect of accounting changes of approximately $3 million (or $.04 per share). The unfavorable effect of this accounting change through December 31, 1991 amounted to $28 million before taxes or $18 million (or $.22 per share) net of tax and was charged against 1992 income.

  In the fourth quarter of 1992, the Company adopted, effective January 1, 1992, the provisions of SFAS No. 109, "Accounting for Income Taxes". The Statement requires, among other things, a change from the deferred to the liability method of computing deferred income taxes. The favorable cumulative effect of this accounting change on years prior to 1992 was an $8 million (or $.10 per share) reduction in the Company's deferred tax liability and was included in 1992 income. The favorable effect of the change on 1992 net income, excluding the cumulative effect upon adoption, was $2 million (or $.02 per share).

  Effective January 1, 1992, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits". The standard requires companies to accrue the cost of postemployment (prior to retirement) benefits either during the years that the employee renders the necessary service or at the date of the event giving rise to the benefit, depending upon whether certain conditions are met. The effect of adoption did not have a material impact on 1992 net income.

5. RELATED PARTY TRANSACTIONS

  Related party transactions with ARCO are summarized as follows:

                                                                 1993 1992 1991
                                                                 ---- ---- ----
                                                                  MILLIONS OF
                                                                    DOLLARS
      Costs
        Crude oil purchases..................................... $53  $140 $299
        Product purchases.......................................   3     9   13
        Transportation fees.....................................  27    24   24
        Other, net..............................................   2     2    2
                                                                 ---  ---- ----
          Total................................................. $85  $175 $338
                                                                 ===  ==== ====
      Sales of crude oil and products........................... $15  $ 33 $171
                                                                 ===  ==== ====

  In addition, sales to an affiliate, ARCO Chemical Company, consisting of benzene, ethylene, propylene, butylene, methanol and other products and services, were $263 million, $296 million and $355 million for the years ended December 31, 1993, 1992 and 1991, respectively.

6. SUPPLEMENTAL CASH FLOW INFORMATION

  Supplemental cash flow information is summarized as follows:

                                                                  1993 1992 1991
                                                                  ---- ---- ----
                                                                   MILLIONS OF
                                                                     DOLLARS
      Cash paid during the year for:
        Interest................................................. $76  $77  $72
        Income taxes............................................. $ 7  $23  $98

                         LYONDELL PETROCHEMICAL COMPANY

  As of December 31, 1993, fixed assets included $16 million of non-cash additions of which $14 million related to accounts payable accruals.

7. INVENTORIES

  The categories of inventory and their book values at December 31, 1993 and 1992, were as follows:

                                                                       1993 1992
                                                                       ---- ----
                                                                       MILLIONS
                                                                          OF
                                                                        DOLLARS
      Crude oil....................................................... $ 68 $ 51
      Refined products................................................   29   26
      Petrochemicals..................................................   57   68
      Materials and supplies..........................................   37   35
                                                                       ---- ----
                                                                       $191 $180
                                                                       ==== ====

  For the years ended December 31, 1993, 1992 and 1991, the Company reduced cost of sales by approximately $6 million, $1 million and $6 million, respectively, associated with the reduction in LIFO inventories. The excess of the current cost of inventories over book value was approximately $56 million and $135 million at December 31, 1993 and 1992, respectively.

8. FIXED ASSETS

  The components of fixed assets at December 31, 1993 and 1992, were as follows:

                                                                   1993   1992
                                                                  ------ ------
                                                                   MILLIONS OF
                                                                     DOLLARS
      Manufacturing facilities and equipment..................... $2,516 $2,441
      Land.......................................................     26     26
      Leased assets and improvements.............................      3      3
                                                                  ------ ------
                                                                  $2,545 $2,470
                                                                  ====== ======

9. DEFERRED CHARGES AND OTHER ASSETS

  Deferred charges and other assets at December 31, 1993 and 1992, was comprised of the following:

                                                                       1993 1992
                                                                       ---- ----
                                                                       MILLIONS
                                                                          OF
                                                                        DOLLARS
      Deferred turnaround costs (Note 4).............................. $18  $--
      Company owned life insurance....................................  17   12
      Other...........................................................  18   12
                                                                       ---  ---
                                                                       $53  $24
                                                                       ===  ===

                         LYONDELL PETROCHEMICAL COMPANY

10. OTHER ACCRUED LIABILITIES

  Other accrued liabilities at December 31, 1993 and 1992, were as follows:

                                                                       1993 1992
                                                                       ---- ----
                                                                       MILLIONS
                                                                          OF
                                                                        DOLLARS
      Income taxes.................................................... $--  $ 5
      Accrued taxes other than income.................................  29   26
      Accrued interest................................................  11   11
      Accrued payroll.................................................  20   19
      Other...........................................................  20   12
                                                                       ---  ---
                                                                       $80  $73
                                                                       ===  ===

11. LONG-TERM DEBT AND FINANCING ARRANGEMENTS

  Long-term debt at December 31, 1993 and 1992, was comprised of the following:

                                                                       1993 1992
                                                                       ---- ----
                                                                       MILLIONS
                                                                          OF
                                                                        DOLLARS
      9.95% Notes due in 1996......................................... $150 $150
      10.00% Notes due in 1999........................................  150  150
      8.25% Notes due in 1997.........................................  100  100
      9.125% Notes due in 2002........................................  100  100
      Medium-Term Notes...............................................  225  254
                                                                       ---- ----
                                                                        725  754
      Less current portion............................................    8   29
                                                                       ---- ----
        Total long-term debt.......................................... $717 $725
                                                                       ==== ====

  Aggregate maturities of long-term debt during the five years subsequent to December 31, 1993 are as follows: 1994-$8 million; 1995-$10 million; 1996-$150 million; 1997-$112 million; 1998-$32 million.

  Effective July 1, 1993, LCR entered into a 364 day unsecured revolving credit facility with a group of banks with Continental Bank, N.A., as agent. Under terms of the credit facility, LCR may borrow a maximum of $100 million in the form of cash or letters of credit with interest based on prime, LIBOR or CD rates at LCR's option. The credit facility may be extended at the request of LCR upon consent of the bank group. The credit facility contains covenants that limit LCR's ability to modify certain significant contracts, dispose of assets or merge or consolidate with other entities. At December 31, 1993, no amounts were outstanding under this credit facility.

  During December, 1993, the Company finalized a five year, $400 million unsecured revolving credit facility (Credit Facility) which replaced its existing $300 million credit facility which was due to expire in July, 1994. In connection with the Credit Facility, the Company paid administrative, arrangement and commitment fees totaling $3.2 million. At December 31, 1993, no amounts were outstanding under the Credit Facility.

  Under the terms of the Credit Facility, the interest rate is based on Euro-Dollar or CD rates, at the Company's option, and also is dependent upon the Credit Facility utilization rate and the Company's debt ratings. The Credit Facility contains restrictive covenants regarding the incurrence of additional debt, the maintenance of certain fixed charge coverage and leverage ratios and the making of

                         LYONDELL PETROCHEMICAL COMPANY
contributions to LCR, as well as the payment of dividends to the extent that the Company's net income after January 1, 1994 generally does not exceed, over time, dividends declared or paid after that date.

  The Credit Facility's debt incurrence covenant restricts the incurrence by the Company of additional debt, including debt under the Credit Facility, unless, immediately after giving effect to the additional borrowing, the ratio of earnings before depreciation, amortization, interest and income taxes, to interest expense exceeds the limits set forth in the Credit Facility. However, the debt incurrence covenant does not become applicable until the debt incurred by the Company after December 31, 1993 exceeds $75 million.

  During March, 1992, the Company completed the placement of $200 million of Notes consisting of $100 million of 8.25 percent Notes due 1997 and $100 million of 9.125 percent Notes due 2002. A majority of the proceeds was used in April, 1992 to prepay amounts due under capitalized leases relating to the olefins plants, which allowed the Company to terminate the leases and acquire ownership of the plants.

  The Company's Medium-Term Notes mature at various dates from 1994 to 2005 and have a weighted average interest rate at December 31, 1993 and 1992 of 9.85 percent.

  The Notes due 1996 and 1999, and the Medium-Term Notes contain provisions that would allow the holders to require the Company to repurchase the debt upon the occurrence of certain events together with specified declines in public ratings on the Notes due 1996 and 1999. Certain events include acquisitions by persons other than ARCO or the Company of more than 20 percent of the Company's common stock, any merger or transfer of substantially all of the Company's assets, in connection with which the Company's common stock is changed into or exchanged for cash, securities or other property and payment of certain "special" dividends.

  At December 31, 1993, the Company had letters of credit outstanding totaling $33.8 million.

  Based on the borrowing rates currently available to the Company for debt with terms and average maturities similar to the Company's debt portfolio, the fair value of long-term debt is $776 million.

12. EARNINGS PER SHARE

  Earnings per share were computed based on the weighted average number of shares outstanding of 80,000,000 for the years ended December 31, 1993, 1992 and 1991.

13. STOCKHOLDERS' EQUITY (DEFICIT)

  Dividends--During 1993, the Company paid a regular dividend to stockholders in the amount of $.45 per share during the first and second quarters and a regular dividend to stockholders in the amount of $.225 per share during each of the remaining two quarters. During 1992, the Company paid regular quarterly dividends of $.45 per share. During 1991, the Company paid a regular dividend to stockholders in the amount of $.40 per share during the first quarter and $.45 per share during each of the remaining three quarters.

  Return of Capital--During 1993, the Company paid $108 million in dividends. Total dividends paid during the year exceeded cumulative earnings and profits, as computed for federal income tax purposes. Subject to final determination by the Internal Revenue Service, 100 percent of each of the 1993 quarterly dividend payments was considered a return of capital.

  Stock Options--The Company's Executive Long-Term Incentive Plan (LTI Plan), became effective November 7, 1988. The LTI Plan provides, among other things, for the granting to officers and other

                         LYONDELL PETROCHEMICAL COMPANY
key management employees of non-qualified stock options for the purchase of up to 1,295,000 shares of the Company's common stock. The number of options exercisable each year is equal to 25 percent of the number granted after each year of continuous service starting one year from the date of grant. The LTI Plan provides that the option price per share will not be less than 100 percent of the fair market value of the stock on the effective date of the grant. As of December 31, 1993, options covering 761,732 shares were outstanding under the LTI Plan of which 283,056 were exercisable at a weighted average price of $22.10 per share.

                                              NUMBER   OPTION PRICE
                                                OF       AVERAGE
                                              SHARES    PER SHARE      TOTAL
                                              -------  ------------ -----------
      Balance, December 31, 1991............. 373,560     $21.42    $ 8,002,196
        Granted.............................. 222,290      23.00      5,112,670
        Exercised............................ (12,115)     18.67       (226,205)
        Canceled.............................  (7,433)     22.84       (169,768)
                                              -------               -----------
      Balance, December 31, 1992............. 576,302      22.07    $12,718,893
                                              -------               -----------
        Granted.............................. 259,490      26.00      6,746,740
        Exercised............................  (1,808)     21.01        (37,984)
        Canceled............................. (72,252)     22.29     (1,610,782)
                                              -------               -----------
      Balance, December 31, 1993............. 761,732      23.39    $17,816,867
                                              =======               ===========

  The Company's Incentive Stock Option Plan (ISO Plan) became effective January 12, 1989. The ISO Plan is a qualified plan which provides for the granting of stock options for the purchase of up to 550,000 shares of the Company's common stock. All employees of the Company who are not on the executive payroll are eligible to participate in the ISO Plan, subject to certain restrictions. Various restrictions apply as to when and to the number of stock options that may be exercised during any year. In no event, however, may a stock option be exercised prior to the first anniversary of the date the stock option was granted. As of December 31, 1993, options covering 476,665 shares were outstanding at an average exercise price of $29.35 per share. These options were held by 2,053 eligible employees. At December 31, 1993, no stock options were exercisable. The following summarizes stock option activity for the ISO
Plan:

                                              NUMBER   OPTION PRICE
                                                OF       AVERAGE
                                              SHARES    PER SHARE      TOTAL
                                              -------  ------------ -----------
      Balance, December 31, 1991............. 528,614     $29.06    $15,362,755
        Granted..............................   8,729      30.00        261,870
        Exercised............................  (5,614)     19.44       (109,136)
        Canceled............................. (27,710)     26.80       (742,649)
                                              -------               -----------
      Balance, December 31, 1992............. 504,019      29.31    $14,772,840
                                              -------               -----------
        Granted..............................      --         --             --
        Exercised............................      --         --             --
        Canceled............................. (27,354)     28.59       (782,034)
                                              -------               -----------
      Balance, December 31, 1993............. 476,665      29.35    $13,990,806
                                              =======               ===========

                         LYONDELL PETROCHEMICAL COMPANY

14. LEASES

  At December 31, 1993, future minimum rental payments for operating leases with noncancelable lease terms in excess of one year were as follows:

                                                                   AMOUNT
                                                             -------------------
                                                             MILLIONS OF DOLLARS
      1994..................................................        $ 36
      1995..................................................          30
      1996..................................................          22
      1997..................................................          20
      1998..................................................          19
      Thereafter............................................          17
                                                                    ----
        Total minimum lease payments........................        $144
                                                                    ====

  Operating lease net rental expenses for 1993, 1992 and 1991 were $43 million, $35 million and $33 million, respectively.

15. RETIREMENT PLANS

  All Lyondell and LCR employees are covered by defined benefit pension plans. Retirement benefits are based on years of service and the employee's compensation primarily during the last three years of service. The funding policy for these plans is to make periodic contributions as required by applicable regulations. Lyondell and LCR accrue pension costs based on an actuarial valuation and fund the plans through contributions to separate trust funds that are kept apart from Lyondell or LCR's funds. Lyondell and LCR also have unfunded supplemental nonqualified retirement plans which provide pension benefits for certain employees in excess of the qualified plans' limits.

  The following table sets forth the funded status of Lyondell and LCR's retirement plans and the amounts recognized in the Company's consolidated balance sheet at December 31, 1993 and 1992:

                                            1993                  1992
                                    --------------------- ---------------------
                                    PLANS WITH PLANS WITH PLANS WITH PLANS WITH
                                     ASETS IN    ABO IN   ASSETS IN    ABO IN
                                    EXCESS OF  EXCESS OF  EXCESS OF  EXCESS OF
                                       ABO       ASSETS      ABO       ASSETS
                                    ---------- ---------- ---------- ----------
                                                MILLIONS OF DOLLARS
Actuarial present value of benefit
 obligations:
  Vested benefit obligation........    $53        $21        $46        $ 2
                                       ===        ===        ===        ===
  Accumulated benefit obligation
   (ABO)...........................    $54        $25        $49        $ 2
                                       ===        ===        ===        ===
  Projected benefit obligation.....    $84        $42        $78        $ 4
Plan assets at fair value,
 primarily stocks and bonds........     62         18         69         --
                                       ---        ---        ---        ---
Projected benefit obligation in
 excess of plan assets.............    (22)       (24)        (9)        (4)
Unrecognized net loss..............     22         14         10          1
Prior service cost not yet
 recognized in pension cost........     (2)         3         (1)        --
Remaining unrecognized net asset...     (4)        --         (5)         1
                                       ---        ---        ---        ---
Net pension liability..............    $(6)       $(7)       $(5)       $(2)
                                       ===        ===        ===        ===

                         LYONDELL PETROCHEMICAL COMPANY

  The Company's net pension cost for 1993, 1992 and 1991 included the following components:

                                                               1993  1992  1991
                                                               ----  ----  ----
                                                                MILLIONS OF
                                                                  DOLLARS
      Service cost--benefits earned during the period......... $  5  $ 4   $  4
      Interest cost on projected benefit obligations..........    8    6      5
      Actual (gain) loss on plan assets.......................  (14)  (4)   (10)
      Net amortization and deferral...........................    7   (2)     5
                                                               ----  ---   ----
      Net periodic pension cost............................... $  6  $ 4   $  4
                                                               ====  ===   ====


  The assumptions used as of December 31, 1993, 1992 and 1991, in determining the pension costs and pension liability shown above were as follows:

                                                                  1993 1992 1991
                                                                  ---- ---- ----
                                                                     PERCENT
      Discount rate.............................................. 7.25 8.75 8.95
      Rate of salary progression................................. 5.00 5.00 5.00
      Long-term rate of return on assets......................... 9.50 9.50 9.50

  Lyondell and LCR also maintain voluntary defined contribution Capital Accumulation and Savings plans for eligible employees. Under provisions of the plans, Lyondell and LCR contribute an amount equal to 150 percent of employee contributions up to a maximum Lyondell or LCR contribution of 6 percent of the employee's base salary for the Capital Accumulation plans and 200 percent of employee contributions up to a maximum Lyondell or LCR contribution of 2 percent of the employee's base salary for the Savings plans. Lyondell and LCR contributions to these plans totaled $8 million in 1993, $7 million in 1992 and $7 million in 1991.

16. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  Lyondell and LCR sponsor unfunded defined benefit postretirement plans other than pensions that cover both salaried and non-salaried employees which provide medical and life insurance benefits. The postretirement health care plans are contributory while the life insurance plans are non-contributory. Currently, Lyondell and LCR pay approximately 80 percent of the cost of the health care plans, but reserve the right to modify the cost-sharing provisions at any time.

  The following table sets forth the plans' separate postretirement benefit liabilities as of December 31, 1993 and 1992:

                                                       1993          1992
                                                   ------------  ------------
                                                   MEDICAL LIFE  MEDICAL LIFE
                                                   ------- ----  ------- ----
                                                      MILLIONS OF DOLLARS
   Accumulated postretirement benefit obligation:
     Retirees.....................................  $ (2)  $(1)   $ (2)
     Fully eligible active plan participants......    (5)   (1)     (3)  $(1)
     Other active plan participants...............   (37)   (6)    (23)   (4)
                                                    ----   ---    ----   ---
                                                     (44)   (8)    (28)   (5)
   Unrecognized net loss..........................    12     2      --    --
                                                    ----   ---    ----   ---
   Accrued postretirement benefit liability.......  $(32)  $(6)   $(28)  $(5)
                                                    ====   ===    ====   ===

                         LYONDELL PETROCHEMICAL COMPANY

  Net periodic postretirement benefit costs for 1993 and 1992 included the following components:

                                                          1993         1992
                                                      ------------ ------------
                                                      MEDICAL LIFE MEDICAL LIFE
                                                      ------- ---- ------- ----
                                                         MILLIONS OF DOLLARS
   Service cost--benefits attributed to service dur-
    ing the period..................................    $ 2          $ 2
   Interest cost on accumulated postretirement bene-
    fit obligation..................................      3   $ 1      2   $ 1
                                                        ---   ---    ---   ---
   Net periodic postretirement benefit cost.........    $ 5   $ 1    $ 4   $ 1
                                                        ===   ===    ===   ===

  For measurement purposes, the assumed annual rate of increase in the per capita cost of covered health care benefits was 13 percent for 1993-1996, 9 percent for 1997-2001, and 6 percent thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit liability as of December 31, 1993 by $10 million and the net periodic postretirement benefit cost for the year then ended by $1 million.

  The accumulated postretirement benefit obligation was calculated utilizing a weighted-average discount rate of 7.25 percent and 8.75 percent at December 31, 1993 and 1992, respectively, and an average rate of salary progression of 5 percent in each year. Lyondell and LCR's current policy is to fund the postretirement health care and life insurance plans on a pay-as-you-go basis.

17. INCOME TAXES

  Effective January 1, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes" (see Note 4). As permitted under the new standard, prior years' financial statements have not been restated.

  During 1993, the Company increased its provision for deferred income taxes by $3 million due to an increase in the federal corporate income tax rate from 34 percent to 35 percent effective January 1, 1993. Significant components of the Company's provision for income taxes attributable to continuing operations follows:

                                                              LIABILITY  DEFERRED
                                                               METHOD     METHOD
                                                              ---------  --------
                                                              1993 1992    1991
                                                              ---- ----  --------
                                                                 MILLIONS OF
                                                                   DOLLARS
      Current
        Federal.............................................. $ 5  $ 6     $ 89
        State................................................  --    1       10
                                                              ---  ---     ----
          Total current......................................   5    7       99
      Deferred
        Federal..............................................   2    4       17
        State................................................   5   (2)       1
                                                              ---  ---     ----
          Total deferred.....................................   7    2       18
                                                              ---  ---     ----
                                                              $12  $ 9     $117
                                                              ===  ===     ====

                         LYONDELL PETROCHEMICAL COMPANY

  Prior to the change in accounting methods, the components of the Company's provision for deferred income taxes for the year ended December 31, 1991 were as follows (millions of dollars):

      Depreciation and amortization........................................ $19
      Other................................................................  (1)
                                                                            ---
                                                                            $18
                                                                            ===

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1993 and 1992 are as follows:

                                                                      1993 1992
                                                                      ---- ----
                                                                      MILLIONS
                                                                         OF
                                                                       DOLLARS
   Deferred tax liabilities:
     Tax over book depreciation...................................... $126 $106
     Change in accounting method for turnarounds.....................    6   --
     LIFO inventory..................................................    8    3
                                                                      ---- ----
       Total deferred tax liabilities................................  140  109
                                                                      ---- ----
   Deferred tax assets:
     OPEB obligation.................................................   13   12
     Environmental and other long-term liabilities...................   12   10
     Alternative minimum tax credit receivable.......................    7    2
     Other...........................................................   11    6
                                                                      ---- ----
       Total deferred tax assets.....................................   43   30
                                                                      ---- ----
         Net deferred tax liabilities................................ $ 97 $ 79
                                                                      ==== ====

  Pretax income from continuing operations for the years ended December 31, 1993, 1992 and 1991 was taxed under domestic jurisdictions only.

  The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to the Company's effective tax rates follows:

                                                         LIABILITY   DEFERRED
                                                          METHOD      METHOD
                                                         ----------  ---------
                         DESCRIPTION                     1993  1992  1991
                         -----------                     ----  ----  ----
      U.S. statutory income tax rates................... 35.0% 34.0% 34.0%
      State income taxes, net of federal................ 19.3  (1.5)  2.3
      Company owned life insurance......................  3.8  (2.1)   --
      Deferred tax liability rate change................ 15.6    --    --
      Other, net........................................ (0.6) (3.1) (1.7)
                                                         ----  ----  ----
        Effective income tax rate....................... 73.1% 27.3% 34.6%
                                                         ====  ====  ====

18. COMMITMENTS AND CONTINGENCIES

  The Company has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

                         LYONDELL PETROCHEMICAL COMPANY

  In connection with the transfer of assets and liabilities from ARCO to the Company, the Company agreed to assume certain liabilities arising out of the operation of the Company's integrated petrochemical and petroleum processing business prior to July 1, 1988. In connection with the transfer of such liabilities, the Company and ARCO entered into an agreement (Cross-Indemnity Agreement) whereby the Company has agreed to defend and indemnify ARCO against certain uninsured claims and liabilities which ARCO may incur relating to the operation of the business of the Company prior to July 1, 1988, including certain liabilities which may arise out of pending and future lawsuits.

  ARCO indemnified the Company under the Cross-Indemnity Agreement with respect to other claims or liabilities and other matters of litigation not related to the assets or business included in the consolidated financial statements. ARCO has also indemnified the Company for all federal taxes which might be assessed upon audit of the operations of the Company included in the consolidated financial statements prior to January 12, 1989, and for all state and local taxes for the period prior to July 1, 1988.

  In addition to lawsuits for which the Company has indemnified ARCO, the Company is also subject to various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect upon the Company's operations.

  The Company's policy is to be in compliance with all applicable environmental laws. The Company is subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, the Company cannot accurately predict future developments, such as increasingly strict requirements of environmental laws, inspection and enforcement policies and compliance costs therefrom which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste.

  Subject to the terms of the Cross-Indemnity Agreement, the Company is currently contributing funds to the cleanup of two waste sites (French Ltd. and Brio, both of which are located near Houston, Texas) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) as amended and the Superfund Amendments and Reauthorization Act of 1986. The Company is also subject to certain assessment and remedial actions at the Refinery under the Resource Conservation and Recovery Act (RCRA). In addition, the Company has negotiated an order with the Texas Water Commission, now the Texas Natural Resource Conservation Commission (TNRCC), for assessment and remediation of groundwater and soil contamination at the Refinery.

  The Company has accrued $24 million related to future CERCLA, RCRA and TNRCC assessment and remediation costs, of which $7 million is included in current liabilities while the remaining amounts are expected to be incurred over the next three to seven years. However, it is possible that new information about the sites for which the reserve has been established, or future developments such as involvement in other CERCLA, RCRA, TNRCC or other comparable state law investigations could require the Company to reassess its potential exposure related to environmental matters.

  In the opinion of management, any liability arising from these matters will not have a material adverse effect on the consolidated financial condition of the Company, although the resolution in any reporting period of one or more of these matters could have a material impact on the Company's results of operations for that period.

                         LYONDELL PETROCHEMICAL COMPANY

19. SEGMENT INFORMATION

  As discussed in Note 3, the refining operations of the Company were contributed to LCR effective July 1, 1993. Prior to July 1, 1993, the petrochemical and refining operations of the Company were considered to be a single segment due to the integrated nature of their operations. However, these operations are now considered to be separate segments due to the formation of LCR and the related separate management and operations of that entity.

  The Petrochemical segment consists of olefins, including ethylene, propylene, butadiene, butylenes and specialty products; polyolefins, including polypropylene and low density polyethylene; aromatics produced at the Channelview Complex, including benzene and toluene; methanol and refinery blending stocks.


  The refining segment is primarily composed of the LCR venture (see Note 3) and consists of refined petroleum products, including gasoline, heating oil and jet fuel; aromatics produced at the Refinery, including benzene, toluene, paraxylene and orthoxylene; lubricants; olefins feedstocks and crude oil resales. Crude oil resales consist of revenues from the resale of previously purchased crude oil and from locational exchanges of crude oil that are settled on a cash basis. Crude oil exchanges and resales facilitate the operation of the Company's petroleum processing business by allowing the Company to optimize the crude oil feedstock mix in response to market conditions and refinery maintenance turnarounds and also to reduce transportation costs. Crude oil resales amounted to $401 million, $893 million and $1,308 million for years ended December 31, 1993, 1992 and 1991, respectively.

  Consolidated sales to CITGO totaled $864 million in 1993, $282 million in 1992 and $181 million in 1991. No other customer accounted for 10 percent or more of consolidated sales.

                         LYONDELL PETROCHEMICAL COMPANY

  Summarized below is the segment data for the Company which includes certain pro forma adjustments necessary to present the petrochemical and refining operations as individual segments for periods prior to the formation of LCR. These adjustments relate principally to allocations of costs and expenses between the two segments and are based on current operating agreements between the Company and LCR. Intersegment sales between petrochemical and refining segments include olefins feedstocks produced at the Refinery and gasoline and fuel oil blending stocks produced at the Channelview Complex and were made at prices based on current market values.

                         PETROCHEMICAL REFINING
                            SEGMENT    SEGMENT  UNALLOCATED ELIMINATIONS CONSOLIDATED
                         ------------- -------- ----------- ------------ ------------
                                             MILLIONS OF DOLLARS
1993
Sales and other
 operating revenues:
  Customers.............    $1,326      $2,524                              $3,850
  Intersegment..........       180         237                 $(417)           --
                            ------      ------                 -----        ------
                             1,506       2,761                  (417)        3,850
                            ------      ------                 -----        ------
Cost of sales...........     1,412       2,632                  (417)        3,627
Selling, general and
 administrative
 expenses...............        37          48     $ 45           --           130
                            ------      ------     ----        -----        ------
Operating income........    $   57      $   81     $(45)       $  --        $   93
                            ======      ======     ====        =====        ======
Depreciation and
 amortization expense...    $   44      $   13     $  1                     $   58
                            ======      ======     ====                     ======
Capital expenditures....    $   14      $   54     $  1                     $   69
                            ======      ======     ====                     ======
Identifiable assets.....    $  688      $  514     $ 68        $ (39)       $1,231
                            ======      ======     ====        =====        ======
1992
Sales and other
 operating revenues:
  Customers.............    $1,409      $3,400                              $4,809
  Intersegment..........       266         334                 $(600)           --
                            ------      ------                 -----        ------
                             1,675       3,734                  (600)        4,809
                            ------      ------                 -----        ------
Cost of sales...........     1,536       3,642                  (600)        4,578
Selling, general and
 administrative
 expenses...............        37          43     $ 47           --           127
                            ------      ------     ----        -----        ------
Operating income........    $  102      $   49     $(47)       $  --        $  104
                            ======      ======     ====        =====        ======
Depreciation and
 amortization expense...    $   33      $    5     $  1                     $   39
                            ======      ======     ====                     ======
Capital expenditures....    $   43      $   53     $  1                     $   97
                            ======      ======     ====                     ======
Identifiable assets.....    $  716      $  346     $153                     $1,215
                            ======      ======     ====                     ======
1991
Sales and other
 operating revenues:
  Customers.............    $1,666      $4,069                              $5,735
  Intersegment..........       293         455                 $(748)           --
                            ------      ------                 -----        ------
                             1,959       4,524                  (748)        5,735
                            ------      ------                 -----        ------
Cost of sales...........     1,711       4,247                  (748)        5,210
Selling, general and
 administrative
 expenses...............        35          42     $ 49           --           126
                            ------      ------     ----        -----        ------
Operating income........    $  213      $  235     $(49)       $  --        $  399
                            ======      ======     ====        =====        ======
Depreciation and
 amortization expense...    $   34      $    4     $  1                     $   39
                            ======      ======     ====                     ======
Capital expenditures....    $   21      $   21     $  1                     $   43
                            ======      ======     ====                     ======
Identifiable assets.....    $  754      $  390     $335                     $1,479
                            ======      ======     ====                     ======

                         LYONDELL PETROCHEMICAL COMPANY

20. UNAUDITED QUARTERLY RESULTS

                                                   QUARTER ENDED
                                      -----------------------------------------
                                                JUNE
                                      MARCH 31   30    SEPTEMBER 30 DECEMBER 31
                                      -------- ------  ------------ -----------
                                        MILLIONS OF DOLLARS EXCEPT PER SHARE
                                                      AMOUNTS
1993(*)
- -------
  Sales and other operating revenues.  $1,065  $1,080     $  885      $  820
  Operating income...................       7       5         38          43
  Income (loss) before income taxes
   and cumulative effect of
   accounting changes................     (10)    (14)        18          22
  Income (loss) before cumulative
   effect of accounting changes......      (8)    (11)         9          14
  Cumulative effect of accounting
   changes, net of tax...............      22      --         --          --
  Net income (loss)..................      14     (11)         9          14
  Earnings (loss) per share before
   cumulative effect of accounting
   changes...........................    (.09)   (.14)       .12         .17
  Earnings (loss) per share..........     .18    (.14)       .12         .17
1992(*)
- -------
  Sales and other operating revenues.  $1,029  $1,221     $1,336      $1,223
  Operating income (loss)............      (5)     33         33          43
  Income (loss) before income taxes
   and cumulative effect of
   accounting changes................     (22)     15         17          25
  Income (loss) before cumulative
   effect of accounting changes......     (14)     10         12          18
  Cumulative effect of accounting
   changes, net of tax...............     (10)     --         --          --
  Net income (loss)..................     (24)     10         12          18
  Earnings (loss) per share before
   cumulative effect of accounting
   changes...........................    (.17)    .13        .15         .22
  Earnings (loss) per share..........    (.29)    .13        .15         .22

- --------
(*) The 1992 quarterly results have been restated to reflect the adoption during the fourth quarter of 1992, of accounting changes which were effective January 1, 1992. In addition, the first two quarters of 1993 and all four quarters of 1992 include certain pro forma adjustments necessary to present the petrochemical and refining operations as individual segments for periods prior to the formation of LCR effective July 1, 1993.

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders and Board of Directors of Lyondell Petrochemical Company

  We have reviewed the accompanying condensed consolidated balance sheet of Lyondell Petrochemical Company as of March 31, 1994, and the related condensed consolidated statements of income and cash flows for the three month periods ended March 31, 1994 and 1993. These financial statements are the responsibility of the Company's management.

  We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with generally accepted accounting principles.

  We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet as of December 31, 1993, and the related consolidated statements of income and accumulated deficit, and cash flows for the year then ended; and in our report dated February 11,1994, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1993, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                          Coopers & Lybrand

Houston, Texas
April 25, 1994

                         LYONDELL PETROCHEMICAL COMPANY

                        CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                            FOR THE THREE
                                                          MONTHS ENDED MARCH
                                                                 31,
                                                          -------------------
                                                            1994      1993
                                                          --------  ---------
                                                             MILLIONS OF
                                                            DOLLARS EXCEPT
                                                          PER SHARE AMOUNTS
SALES AND OTHER OPERATING REVENUES:
  Unrelated parties...................................... $    755  $     996
  Related parties........................................       69         69
                                                          --------  ---------
                                                               824      1,065
OPERATING COSTS AND EXPENSES:
  Cost of sales:
    Unrelated parties....................................      682        963
    Related parties......................................       54         66
  Selling, general and administrative expenses...........       34         29
                                                          --------  ---------
                                                               770      1,058
                                                          --------  ---------
  Operating income.......................................       54          7
Interest expense.........................................      (18)       (18)
Interest income..........................................        1          1
Minority interest in LYONDELL-CITGO Refining Company
 Ltd.....................................................       (3)        --
                                                          --------  ---------
  Income (loss) before income taxes and cumulative effect
   of accounting changes.................................       34        (10)
Income tax provision (benefit)...........................       12         (2)
                                                          --------  ---------
  INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING
   CHANGES...............................................       22         (8)
Cumulative effect on prior years of accounting changes...       --         22
                                                          --------  ---------
  NET INCOME............................................. $     22  $      14
                                                          ========  =========
EARNINGS (LOSS) PER SHARE:
  Income (loss) before cumulative effect of accounting
   changes............................................... $    .27  $    (.09)
  Cumulative effect on prior years of accounting changes.       --        .27
                                                          --------  ---------
  Net income............................................. $    .27  $     .18
                                                          ========  =========

           See notes to consolidated financial statements--unaudited.

                         LYONDELL PETROCHEMICAL COMPANY

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                         MARCH 31, DECEMBER 31,
                                                           1994        1993
                                                         --------- ------------
                         ASSETS
                         ------                           MILLIONS OF DOLLARS
Current assets:
  Cash and cash equivalents.............................  $   35      $   40
  Restricted cash (Note 3)..............................      46          73
  Short-term investments................................      22           6
  Accounts receivable:
    Trade...............................................     213         179
    Related parties.....................................      26          25
  Inventories...........................................     190         191
  Prepaid expenses and other current assets.............      12           9
                                                          ------      ------
    Total current assets................................     544         523
                                                          ------      ------
Fixed assets:
  Property, plant and equipment.........................   2,577       2,545
  Less accumulated depreciation and amortization........   1,901       1,890
                                                          ------      ------
                                                             676         655
Deferred charges and other assets.......................      50          53
                                                          ------      ------
Total assets............................................  $1,270      $1,231
                                                          ======      ======
         LIABILITIES AND STOCKHOLDERS' DEFICIT
         -------------------------------------
Current liabilities:
  Accounts payable:
    Trade...............................................  $  230      $  203
    Related parties.....................................       3           4
  Notes payable.........................................       2           4
  Current maturities of long-term debt..................       5           8
  Other accrued liabilities.............................      75          80
                                                          ------      ------
    Total current liabilities...........................     315         299
                                                          ------      ------
Long-term debt..........................................     717         717
Other liabilities and deferred credits..................      83          78
Deferred income taxes...................................     102         101
Commitments and contingencies (Note 6)
Minority interest.......................................     137         124
Stockholders' equity (deficit):
  Common stock, $1 par value, 250,000,000 shares autho-
   rized, 80,000,000 issued and outstanding.............      80          80
  Additional paid-in capital............................     158         158
  Accumulated deficit...................................    (322)       (326)
                                                          ------      ------
    Total stockholders' deficit.........................     (84)        (88)
                                                          ------      ------
Total liabilities and stockholders' deficit.............  $1,270      $1,231
                                                          ======      ======

           See notes to consolidated financial statements--unaudited.

                         LYONDELL PETROCHEMICAL COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                     FOR THE
                                                                      THREE
                                                                     MONTHS
                                                                      ENDED
                                                                    MARCH 31,
                                                                    ----------
                                                                    1994  1993
                                                                    ----  ----
                                                                    MILLIONS
                                                                       OF
                                                                     DOLLARS
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income....................................................... $ 22  $ 14
  Adjustments to reconcile net income to net cash provided by operating activities:
    Cumulative effect of accounting changes, net of tax............   --   (22)
    Depreciation and amortization..................................   15    14
    Deferred taxes.................................................    3    --
    Net change in accounts receivable, inventories and accounts
     payable.......................................................   (8)   18
    Net change in other working capital accounts...................  (10)  (22)
    Minority interest..............................................    3    --
    Other..........................................................    4     7
                                                                    ----  ----
      Net cash provided by operating activities....................   29     9
                                                                    ----  ----
CASH FLOWS FROM INVESTING ACTIVITIES:
  Minority owner contribution......................................   10    --
  Additions to fixed assets........................................  (32)  (15)
  Purchases of short-term investments..............................  (19)   --
  Proceeds from sales of short-term investments....................    3    13
                                                                    ----  ----
      Net cash used in investing activities........................  (38)   (2)
                                                                    ----  ----
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term debt....................................   15    --
  Repayments of short-term debt....................................  (17)   --
  Repayments of long-term debt.....................................   (3)  (19)
  Dividends paid...................................................  (18)  (36)
                                                                    ----  ----
      Net cash used in financing activities........................  (23)  (55)
                                                                    ----  ----
DECREASE IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS.............  (32)  (48)
Cash, restricted cash and cash equivalents at beginning of period..  113   108
                                                                    ----  ----
Cash, restricted cash and cash equivalents at end of period........ $ 81  $ 60
                                                                    ====  ====

           See notes to consolidated financial statements--unaudited.

                         LYONDELL PETROCHEMICAL COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--UNAUDITED

1. BASIS OF PREPARATION

  The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal, recurring adjustments considered necessary for a fair presentation, have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 1993 included in the Lyondell Petrochemical Company (Company) 1993 Annual Report and the Annual Report on Form 10-K pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934. The year-end condensed balance sheet data was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles. Certain amounts from prior periods have been reclassified to conform to current period presentation.

2. ACCOUNTING CHANGE

  In May 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement). The Company adopted the provisions of the Statement for investments held as of or acquired after January 1, 1994. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The effect of adopting the Statement did not have a material impact on income for the three month period ended March 31, 1994.

  In the first quarter of 1993, effective January 1, 1993, the Company changed its method of accounting for the cost of repairs and maintenance incurred in connection with turnarounds of major units at its manufacturing facilities. Under the new method, turnaround costs exceeding $5 million are deferred and amortized on a straight-line basis until the next planned turnaround, generally four to six years. In prior years, all turnaround costs were expensed as incurred. The Company believes that the new method of accounting is preferable in that it provides for a better matching of turnaround costs with future product revenues. The cumulative effect of this accounting change for years prior to 1993 resulted in a benefit of $33 million ($22 million or $.27 per share after income taxes), and was included in first quarter 1993 income.

3. RESTRICTED CASH

  As of March 31, 1994 and December 31, 1993, $46 million and $73 million, respectively, was restricted for use in connection with LYONDELL-CITGO Refining Company Ltd. (LCR) capital projects, including the Refinery upgrade project, and other expenditures as determined by the LCR owners. (See Note 4 for discussion of additional restricted funds.)

                         LYONDELL PETROCHEMICAL COMPANY

4. SHORT-TERM INVESTMENTS

  As of March 31,1994, the Company held $10 million and $12 million of U.S. corporate securities and other debt securities, respectively. As of January 1, 1994, the Company held approximately $3 million each of U.S. corporate securities and other debt securities. As of March 31,1994 and January 1, 1994, the cost of securities held approximated their estimated fair value and were classified as available-for-sale.

  The Company realized no gains or losses on sales of securities during the three-month period ended March 31, 1994. All securities held by the Company as of March 31, 1994 have contractual maturities of less than one year. At March 31, 1994 and December 31, 1993, in addition to restricted cash, all short-term investments were restricted for use in connection with LCR capital projects, including the Refinery upgrade project, and other expenditures as determined by the LCR owners.

5. INVENTORIES

  The categories of inventory and their book values at March 31, 1994 and December 31, 1993 were:

                                                                       1994 1993
                                                                       ---- ----
                                                                       MILLIONS
                                                                          OF
                                                                        DOLLARS
      Crude oil....................................................... $ 59 $ 68
      Refined products................................................   27   29
      Petrochemicals..................................................   67   57
      Materials and supplies..........................................   37   37
                                                                       ---- ----
                                                                       $190 $191
                                                                       ==== ====

6. COMMITMENTS AND CONTINGENCIES

  The Company has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

  In connection with the transfer of assets and liabilities from ARCO to the Company, the Company agreed to assume certain liabilities arising out of the operation of the Company's integrated petrochemical and petroleum processing business prior to July 1, 1988. In connection with the transfer of such liabilities, the Company and ARCO entered into an agreement (Cross-Indemnity Agreement) whereby the Company has agreed to defend and indemnify ARCO against certain uninsured claims and liabilities which ARCO may incur relating to the operation of the business of the Company prior to July 1, 1988, including certain liabilities which may arise out of pending and future lawsuits.

  ARCO indemnified the Company under the Cross-Indemnity Agreement with respect to other claims or liabilities and other matters of litigation not related to the assets or business included in the consolidated financial statements. ARCO has also indemnified the Company for all federal taxes which might be assessed upon audit of the operations of the Company included in the consolidated financial statements prior to January 12, 1989, and for all state and local taxes for the period prior to July 1, 1988.

  In addition to lawsuits for which the Company has indemnified ARCO, the Company is also subject to various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management

                         LYONDELL PETROCHEMICAL COMPANY
believes the resolution of these proceedings will not have a material adverse effect upon the Company's operations.

  The Company's policy is to be in compliance with all applicable environmental laws. The Company is subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, the Company cannot accurately predict future developments, such as increasingly strict requirements of environmental laws, inspection and enforcement policies and compliance costs therefrom which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste.

  Subject to the terms of the Cross-Indemnity Agreement, the Company is currently contributing funds to ARCO for the cleanup of two waste sites (French Ltd. and Brio, both of which are located near Houston, Texas) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) as amended and the Superfund Amendments and Reauthorization Act of 1986. The Company is also subject to certain assessment and remedial actions at the Refinery under the Resource Conservation and Recovery Act (RCRA). In addition, the Company has negotiated an order with the Texas Natural Resource Conservation Commission (TNRCC), formerly the Texas Water Commission, for assessment and remediation of groundwater and soil contamination at the Refinery.

  The Company has accrued $24 million related to future CERCLA, RCRA and TNRCC assessment and remediation costs, of which $7 million is included in current liabilities while the remaining amounts are expected to be incurred over the next three to seven years. However, it is possible that new information about the sites for which the reserve has been established, or future developments such as involvement in other CERCLA, RCRA, TNRCC or other comparable state law investigations could require the Company to reassess its potential exposure related to environmental matters.

  In the opinion of management, any liability arising from these matters will not have a material adverse effect on the consolidated financial condition of the Company, although the resolution in any reporting period of one or more of these matters could have a material impact on the Company's results of operations for that period.

7. DIVIDENDS

  On March 15, 1994, the Company paid a regular quarterly dividend of $0.225 per share to stockholders of record on February 18, 1994. Additionally, on May 4, 1994, the Board of Directors declared a regular quarterly dividend of $0.225 per share of Common Stock payable June 15, 1994 to stockholders of record on May 20, 1994.

8. EARNINGS PER SHARE

  Earnings per share for all periods presented are computed based on the weighted average number of shares outstanding for the periods, which was 80,000,000 shares.

                         LYONDELL PETROCHEMICAL COMPANY

9. SEGMENT INFORMATION

  Summarized below is the segment data for the Company which includes certain pro forma adjustments necessary to present the petrochemical and refining operations as individual segments for periods prior to the commencement of LCR operations on July 1, 1993. These adjustments relate principally to allocations of costs and expenses between the two segments and are based on current agreements between the Company and LCR. The refining segment is primarily composed of LCR operations. Intersegment sales between petrochemical and refining segments include olefins feedstocks produced at the Refinery and gasoline blending stocks produced at the Channelview Complex and were made at prices that are based on current market values.

                                                                THREE MONTHS
                                                               ENDED MARCH 31,
                                                               ----------------
                                                                1994     1993
                                                               ------- --------
                                                                (MILLIONS OF
                                                                  DOLLARS)
      Sales and other operating revenues:
        Petrochemical segment................................. $  384  $    390
        Refining segment......................................    535       814
        Intersegment sales....................................    (95)     (139)
                                                               ------  --------
                                                               $  824  $  1,065
                                                               ======  ========
      Cost of sales:
        Petrochemical segment................................. $  335  $    369
        Refining segment......................................    496       799
        Intersegment purchases................................    (95)     (139)
                                                               ------  --------
                                                               $  736  $  1,029
                                                               ======  ========
      Selling, general and administrative expense:
        Petrochemical segment................................. $   10  $      9
        Refining segment......................................     13        10
        Unallocated...........................................     11        10
                                                               ------  --------
                                                               $   34  $     29
                                                               ======  ========
      Operating income:
        Petrochemical segment................................. $   39  $     12
        Refining segment......................................     26         5
        Unallocated...........................................    (11)      (10)
                                                               ------  --------
                                                               $   54  $      7
                                                               ======  ========

                         LYONDELL PETROCHEMICAL COMPANY

  Summarized below are intersegment sales for the two segments.

                                                                 THREE MONTHS
                                                                ENDED MARCH 31,
                                                                -----------------
                                                                 1994     1993
                                                                -------  --------
                                                                 (MILLIONS OF
                                                                   DOLLARS)
      Petrochemical segment.................................... $    44  $     66
      Refining segment.........................................      51        73
                                                                -------  --------
                                                                    $95      $139
                                                                =======  ========

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UN-LAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Prospectus Summary........................................................    3
Certain Investment Considerations.........................................    6
Price Range of Common Stock and Dividends.................................   11
Capitalization............................................................   12
Selected Financial Data...................................................   13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   14
Financial Matters.........................................................   23
The Company...............................................................   26
Management................................................................   43
Relationship with ARCO....................................................   48
Security Ownership by ARCO................................................   53
Description of Capital Stock..............................................   54
Certain United States Federal Tax Consequences for Non-United States
 Holders of Common Stock..................................................   55
Plan of Distribution......................................................   57
Certain Legal Matters.....................................................   59
Experts...................................................................   59
Financial Information.....................................................  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               35,000,000 SHARES

                                      LOGO

                                  COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)

                           ------------------------
                                   PROSPECTUS
                           ------------------------



- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following is a statement of estimated expenses incurred in connection with the Common Stock being registered hereby, other than underwriting discounts and commissions.

SEC Registration Fee..................................................... $100+
National Association of Securities Dealers, Inc. Filing Fee..............  -0-+
Printing and Engraving Expenses..........................................    *
Legal Fees and Expenses..................................................    *
Accounting Fees and Expenses.............................................    *
Transfer Agent and Registrar Fees and Expenses...........................    *
Blue Sky Fees and Expenses (including legal fees)........................    *
Miscellaneous............................................................    *
                                                                          ----
  Total.................................................................. $  *
                                                                          ====

- --------
+ Since the shares of Common Stock being offered hereby are deliverable only upon exchange at the maturity of the Exchangeable Notes of ARCO and no separate consideration will be received for the Common Stock, no additional registration fee is required as provided in Rule 457.
*  To be filed by amendment.

  ARCO will pay all of the foregoing expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's By-Laws provide that the Company will indemnify each of its officers and directors to the fullest extent authorized by Section 145 of the General Corporation Law of the State of Delaware. Section 25 of the By-Laws reads as follows:

    (a) Right to Indemnification. Each person who was or is a party or is threatened to be made a party to or is involved or is threatened to be involved (as a witness or otherwise) in or otherwise requires representation by counsel in connection with any threatened, pending or completed action, suit or proceeding, or any inquiry that such person in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, and the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as such a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the General Corporation Law of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment with reference to events occurring prior to the effective date thereof, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director of officer (or to serve another entity at the request of the Company) and shall inure to the benefit of such person's heirs, personal representatives and estate; provided, however, that, except as provided in paragraph (b) hereof, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person against the Company only if such proceeding (or part thereof) was authorized prior to its initiation by a majority of the disinterested members of the Board of Directors of the Company. The rights to indemnification conferred in this Section shall include the right to be paid by the Company any expenses incurred in defending any such proceeding in advance of its final disposition; provided however, that, if the General Corporation Law of Delaware requires, payment shall be made to or on behalf of a person only upon delivery to the Company of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified under this Section or otherwise. The rights to indemnification conferred in this Section shall be deemed to be a contract between the Company and each person who serves in the capacities described above at any time while this
  Section is in effect. Any repeal or modification of this Section shall not in any way diminish any rights to indemnification of such person or the obligations of the Company arising hereunder.

    (b) Right of Claimant to Appeal and to Bring Suit. If a claim under paragraph (a) of this Section is not paid in full by the Company within sixty days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting or defending such claim. In any action brought by the claimant to enforce a right to indemnification hereunder or by the Company to recover payments by the Company for expenses incurred by a claimant in a proceeding in advance of its final disposition, the burden of proving that the claimant is not entitled to be indemnified under this Section or otherwise shall be on the Company. Neither the failure of the Company (including its Board of Directors or its independent legal counsel) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standard of conduct set forth in the General Corporation Law of Delaware, nor an actual determination by the Company (including its Board of Directors or its independent legal counsel) that the claimant has not met such applicable standard of conduct, shall create a presumption that the claimant has not met the applicable standard of conduct or, in the case of such a action brought by the claimant, be a defense to the action.

    (c) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Company's Certificate of Incorporation, any By-Law, any agreement, a vote of Company stockholders or of disinterested Company directors or otherwise, both as to action in that person's official capacity and as to action in any other capacity by holding such office, and shall continue after the person ceases to serve the Company as a director of officer or to serve another entity at the request of the Company.

    (d) Insurance. The Company may maintain insurance, at its expense, to protect itself and any director or officer of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of Delaware.

    (e) Indemnity Agreements. The Company may from time to time enter into indemnity agreements with the persons who are members of its Board of Directors, its elected officers and with such other persons as the Board may designate, such indemnity agreements to provide in substance that the Company will indemnify such persons to the fullest extent of the provisions of this Section 25.

    (f) Indemnification of Employees and Agents of the Company. The Company may, under procedures authorized from time to time by the Board of Directors, grant rights to indemnification, and to be paid by the Company the expenses incurred in defending any proceeding in advance of its final disposition to any employee or agent of the Company to the fullest extent of the provisions of this Section 25.

  Section 145 of the General Corporation Law of the State of Delaware provides:

    (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful,

    (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonable incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other court shall deem proper.

    (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
  (1) by the board of directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

    (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director of officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation has authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be paid upon such terms and conditions, if any, as the board of directors deems appropriate.

    (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

    (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

    (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

    (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

    (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  The Company's Certificate of Incorporation limits the personal liability of directors to the Company and its stockholders for monetary damages resulting from certain breaches of the directors' fiduciary duties. Article VII of the Certificate of Incorporation provides as follows:

    To the fullest extent permitted by the General Corporation Law of Delaware as the same exists or may hereafter be amended, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware, as so amended. Any repeal or modification of this Article VII by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification or with respect to events occurring prior to such time. Notwithstanding anything contained in this Certificate to the contrary, the affirmative vote of the holders of not less than 66 2/3 percent of all votes entitled to be cast by the holders of stock of the Company shall be required to amend or repeal this Article VII or to adopt any provision inconsistent herewith.

  The Company maintains directors' and officers' liability insurance with a limit of $100 million. It also has entered into indemnification agreements with its directors and officers covering certain liabilities excluded from such insurance.

ITEM 16. EXHIBITS

   1.1 --Form of U.S. Underwriting Agreement.*
   1.2 --Form of International Underwriting Agreement.**
   4   --Specimen certificate. Filed as Exhibit 4 to Registrant's Registration
        Statement on Form S-1 (Registration No. 33-25407) and incorporated herein by reference.
   5   --Opinion and consent of Jeffrey R. Pendergraft, Esq.**
  10.1 --Form of Registration Rights Agreement between Lyondell Petrochemical
        Company and Atlantic Richfield Company.*
  10.2 --Employee Services Agreement effective January 1, 1994 between Lyondell
        Petrochemical Company and Atlantic Richfield Company.*
  10.3 --Investment Management Agreement effective January 1, 1994 between
        Lyondell Petrochemical Company and Atlantic Richfield Company.*
  15   --Awareness Letter of Coopers & Lybrand.*
  23.1 --Consent of Jeffrey R. Pendergraft, Esq. (included as part of Exhibit
        5).**
  23.2 --Consent of Coopers & Lybrand.*
  24   --Powers of Attorney.*

- --------

  * Filed on May 5, 1994.

 ** To be filed by amendment.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes:

    (1) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) that for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) that for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF HOUSTON, STATE OF TEXAS, ON MAY 20, 1994.

                                          (Registrant)
                                          Lyondell Petrochemical Company

                                                     Bob G. Gower*
                                          By___________________________________
                                                       Bob G. Gower
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
          Mike R. Bowlin*
- ------------------------------------
          (Mike R. Bowlin)           Chairman of the Board and
                                      Director                        May 20, 1994
           Bob G. Gower*
- ------------------------------------
 (Bob G. Gower, Principal Executive  President, Chief Executive
              Officer)                Officer and Director            May 20, 1994
         William T. Butler*
- ------------------------------------
        (William T. Butler)          Director                         May 20, 1994
         Allan L. Comstock*
- ------------------------------------
        (Allan L. Comstock)          Director                         May 20, 1994
          Terry G. Dallas*
- ------------------------------------
         (Terry G. Dallas)           Director                         May 20, 1994
    Stephen F. Hinchliffe, Jr.*
- ------------------------------------
    (Stephen F. Hinchliffe, Jr.)     Director                         May 20, 1994
        Dudley C. Mecum II*
- ------------------------------------
        (Dudley C. Mecum II)         Director                         May 20, 1994
        William C. Rusnack*
- ------------------------------------
        (William C. Rusnack)         Director                         May 20, 1994
            Dan F. Smith
- ------------------------------------
           (Dan F. Smith)            Director                         May 20, 1994

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
          Paul R. Staley*
- ------------------------------------
          (Paul R. Staley)           Director                         May 20, 1994
       William E. Wade, Jr.*
- ------------------------------------
       (William E. Wade, Jr.)        Director                         May 20, 1994
         Russell S. Young*
- ------------------------------------
    (Russell S. Young, Principal     Senior Vice President, Chief
         Financial Officer)           Financial Officer and
                                      Treasurer                       May 20, 1994
           Joseph M. Putz
- ------------------------------------
     (Joseph M. Putz, Principal      Vice President and
        Accounting Officer)           Controller                      May 20, 1994

                                                                      May 20, 1994

     *Joseph M. Putz
- -------------------------------

 (Joseph M. Putz, as Attorney-
         in-Fact)

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                   DESCRIPTION OF EXHIBIT                      PAGES
 -------                  ----------------------                   ------------
    1.1  --Form of U.S. Underwriting Agreement.*
    1.2  --Form of International Underwriting Agreement.**
    4    --Specimen certificate. Filed as Exhibit 4 to
          Registrant's Registration Statement on Form S-1
          (Registration No. 33-25407) and incorporated herein by
          reference.
    5    --Opinion and consent of Jeffrey R. Pendergraft, Esq.**
   10.1  --Form of Registration Rights Agreement between
          Lyondell Petrochemical Company and Atlantic Richfield
          Company.*
   10.2  --Employee Services Agreement effective January 1, 1994 between Lyondell Petrochemical Company and Atlantic
          Richfield Company.*
   10.3  --Investment Management Agreement effective January 1,
          1994 between Lyondell Petrochemical Company and
          Atlantic Richfield Company.*
   15    --Awareness Letter of Coopers & Lybrand.*
   23.1  --Consent of Jeffrey R. Pendergraft, Esq. (included as part of Exhibit 5).**
   23.2  --Consent of Coopers & Lybrand.*
   24    --Powers of Attorney.*

- --------

  * Filed on May 5, 1994.

 ** To be filed by amendment.

PAGE WHERE
GRAPHIC               DESCRIPTION OF GRAPHIC OR CROSS-REFERENCE
APPEARS
- -------------------------------------------------------------------------------
TX]32                 PLANT INTEGRATION CHART

                      This graph illustrates the integration of the Company's two petrochemical manufacturing facilities and LCR's Refinery. It identifies the primary feedstocks and primary products for each of the three facilities and identifies
                      (i) the refinery products used as olefins feedstocks; (ii) the Channelview Complex olefins by-products used at the Refinery; and (iii) the Channelview Complex olefins products used as feedstocks for the production of polyolefins at the Bayport Facility.